4/19

04012954

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hang Lung Group Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

FILE NO. 82- 1439 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 2/19/04

04 FEB 19 AM 7:21

恒隆集團
HANG LUNG GROUP

年報 ANNUAL REPORT
2002/03

A R/S
6-30-03


ESCADA

恒隆集團有限公司 HANG LUNG GROUP LIMITED

The Vision
高瞻遠矚

恒隆集團擁有清晰的目標和抱負。我們矢志在市場內發展各類優質物業，並預先為市況的任何轉變作出未雨綢繆。作為一個有責任感之企業，定必以香港及社會的整體利益為重。

At Hang Lung Group, we know where we want to go and what we want to be. Our aim is to develop quality property across the spectrum of our market place, have contingencies in place ready for any change in market conditions and to act as a responsible corporate citizen with the interests of Hong Kong and its community at heart.

恒隆集團有限公司
Hang Lung Group Limited

目錄 Contents

公司簡介
Corporate Profile

恒隆集團有限公司

恒隆集團有限公司於過去四十多年來穩居香港物業發展市場之翹楚地位。本集團在香港特別行政區發展之物業項目眾多，成績斐然。自一九九二年起積極拓展中國市場，並以上海為基地。本集團於九十年代作出之策略性土地購置決定以及因而建立之土地儲備，令本集團於今天相對波動之物業市道中處於較安穩之地位。

本集團之物業發展新項目均由恒隆地產有限公司持有。恒隆地產乃恒隆集團旗下之公眾上市附屬公司，並擁有龐大之投資物業組合，包括商場及商舖、寫字樓、住宅／寓所、工業／寫字樓，以及停車場物業。

於二零零二年，恒隆把持有酒店投資業務之另一公眾上市公司格蘭酒店集團有限公司售予恒隆地產。其A股及B股股份在香港聯合交易所有限公司之上市地位已於二零零三年二月二十五日撤銷。此項重組之主要目的乃把兩項物業分別改作服務式寓所及寫字樓物業。

HANG LUNG GROUP LIMITED

Hang Lung Group Limited has been a leader in Hong Kong's property development market for over 40 years. The Group is responsible for a growing list of successful developments throughout the Hong Kong SAR, and is active in China where its business has been concentrated in Shanghai since 1992. Its strategic land purchase decisions made in the 1990s and its resultant land bank combine to place it in a comfortable position in today's relatively volatile property market.

The Group's new property development interests are now held by Hang Lung Properties Limited, a publicly listed subsidiary which also holds a substantial portfolio of commercial and retail, office, residential/apartment, industrial/office and car park properties.

Hang Lung's hotel investments which were held by Grand Hotel Holdings Limited, a publicly listed company, were sold to Hang Lung Properties in 2002. The listing of their A and B Shares on The Stock Exchange of Hong Kong Limited has been withdrawn with effect from 25 February 2003. The main objective of this reorganisation is to convert the two properties into serviced apartments and an office building respectively.

公司資料
Corporate Information

董事
陳啟宗 *(主席)*
殷尚賢* *(副主席)*
袁偉良 *(董事總經理)*
陳樂宗#
陳樂怡*
鄭漢鈞* *金紫荊星章，OBE，太平紳士*
何世良 *(執行董事)*
葉錫安* *太平紳士*
吳士元 *(執行董事)*

#非執行董事
**獨立非執行董事*

Directors
Ronnie C. Chan *(Chairman)*
S.S. Yin * *(Vice Chairman)*
Nelson W.L. Yuen *(Managing Director)*
Gerald L. Chan #
Laura L.Y. Chen *
H.K. Cheng *, *GBS, OBE, JP*
Wilfred S.L. Ho *(Executive Director)*
Simon S.O. Ip *, *JP*
Terry S.Y. Ng *(Executive Director)*

 # Non-Executive Director
** Independent Non-Executive Director*

審核委員會
葉錫安 *太平紳士 (主席)*
陳樂怡
鄭漢鈞 *金紫荊星章，OBE，太平紳士*

Audit Committee
Simon S.O. Ip, *JP (Chairman)*
Laura L.Y. Chen
H.K. Cheng, *GBS, OBE, JP*

提名及薪酬委員會
鄭漢鈞 *金紫荊星章，OBE，太平紳士 (主席)*
陳樂怡
葉錫安 *太平紳士*

Nomination and Remuneration Committee
H.K. Cheng, *GBS, OBE, JP (Chairman)*
Laura L.Y. Chen
Simon S.O. Ip, *JP*

授權代表
吳士元
程式榮

Authorised Representatives
Terry S.Y. Ng
Robin S.W. Ching

公司秘書
程式榮

Company Secretary
Robin S.W. Ching

註冊辦事處
香港中環德輔道中四號
渣打銀行大廈二十八樓
電話：2879 0111
傳真：2868 6086

Registered Office
28th Floor, Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Tel : 2879 0111
Fax : 2868 6086

互聯網網址
網址 : http://www.hanglung.com
電郵地址 : HLGroup@hanglung.com

Internet Address
Website : http://www.hanglung.com
Email address : HLGroup@hanglung.com

核數師
畢馬威會計師事務所
執業會計師

Auditors
KPMG
Certified Public Accountants

財務摘要
Financial Briefs

盈利及股息
Earnings and Dividends
截至六月三十日止年度 for the year ended 30 June



(百萬元 $Million)
■ 股息 Dividends
□ 盈利 Earnings
3,000
2,500
2,000
1,500
1,000
500
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

		2003 百萬元 $Million	2002 百萬元 $Million
總資產	Total assets	46,497	48,921
投資物業	Investment properties	28,658	28,461
待售物業	Properties for sale		
－已建成	– Completed	542	284
－發展中	– Under development	10,914	9,688
現金及銀行存款	Cash and deposits with banks	1,684	3,673
總負債	Total liabilities	16,970	16,540
銀行貸款及透支	Bank loans and overdrafts	9,837	9,473
可換股債券	Convertible bonds	3,414	3,390
股東權益／資產淨值	Shareholders' funds/Net assets	17,040	18,160
營業額	Turnover	3,421	3,254
股東應佔純利	Net profit attributable to shareholders	488	692
股息	Dividends	583	582
每股資料	Per share data		
盈利 －基本	Earnings – Basic	36.9¢	52.3¢
－攤薄	– Diluted	36.8¢	52.2¢
股息 －中期	Dividends – Interim	12¢	12¢
－末期	– Final	32¢	32¢
－本年度總額	– Total for the year	44¢	44¢
資產淨值#	Net assets#	$12.9	$13.7
債項與股權比率*	Debt-to-equity ratio*	32%	22%
派息比率	Pay-out ratio	119%	84%
已發行股數(百萬)	Number of shares outstanding (in million)	1,325	1,324

* *債項指銀行貸款及透支及其他長期負債，減現金及銀行存款。股權則包括股東權益及少數股東權益*
Debt represents bank loans and overdrafts and other long term liabilities, less cash and deposits with banks. Equity comprises shareholders' funds and minority interests

\# *根據於結算日之資產淨值除以已發行股數*
Based on net assets divided by number of shares outstanding on the balance sheet date

股東權益及借貸淨額
Shareholders' Funds and Net Borrowings
於六月三十日 at 30 June



(百萬元 $Million)
■ 借貸淨額 Net borrowings
□ 股東權益 Shareholders' funds
30,000
25,000
20,000
15,000
10,000
5,000
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

債項與股權比率
Debt-to-Equity Ratio
於六月三十日 at 30 June



(%)
35
30
25
20
15
10
5
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

2001 百萬元 $Million	2000 百萬元 $Million	1999 百萬元 $Million	1998 百萬元 $Million	1997 百萬元 $Million	1996 百萬元 $Million	1995 百萬元 $Million	1994 百萬元 $Million
50,234	49,568	45,806	46,017	56,575	52,008	49,132	47,484
28,530	26,577	22,955	26,780	37,089	32,544	32,190	32,125
359	2,700	431	640	192	2,049	1,058	764
8,407	4,562	4,790	1,939	5,047	5,928	8,387	5,773
4,187	5,333	6,014	5,313	5,720	4,621	1,587	2,151
16,101	14,842	12,630	9,493	8,914	11,923	11,038	11,351
12,320	9,456	9,212	5,880	4,865	8,732	7,917	8,232
–	–	–	–	–	–	–	–
19,146	19,828	19,009	20,934	26,745	23,321	21,910	20,154
5,579	2,428	2,898	5,230	7,359	6,939	5,147	5,464
745	873	1,265	1,029	2,520	2,275	2,160	2,021
582	695	505	411	1,000	937	962	798
56.3¢	65.7¢	95.2¢	77.1¢	187¢	168.8¢	165.1¢	164.7¢
56.2¢	-	-	–	177.1¢	160.9¢	160.7¢	153.4¢
12¢	12¢	14¢	26¢	26¢	24.5¢	23.5¢	22¢
32¢	40.5¢	24¢	5¢	48.5¢	45¢	44¢	43¢
44¢	52.5¢	38¢	31¢	74.5¢	69.5¢	67.5¢	65¢
$14.5	$15	$14.3	$15.8	$19.9	$17.3	$16.3	$16.4
28%	16%	12%	4%	N/A	13%	19%	20%
78%	80%	40%	40%	40%	41%	41%	39%
1,322	1,325	1,329	1,329	1,343	1,348	1,348	1,228

公司大事紀要
Major Corporate Events 2002/03



七月 2002

- 本公司所持有之恒隆地產有限公司(恒隆地產)股份由百分之六十增加至百分之六十一。

八月 2002

- 公布集團重組建議，待股東批准後，由恒隆地產收購本公司佔格蘭酒店集團有限公司(格蘭酒店)之全部權益，隨後可能提出強制性無條件現金收購及格蘭酒店私有化之建議。

十月 2002

- 獨立股東於二零零二年十月八日舉行之股東特別大會中一致批准有關收購本公司所佔格蘭酒店全部權益之買賣協議(買賣協議)。而買賣協議已於二零零二年十月九日完成。

二月 2003

- 本公司所持有之恒隆地產股份已由百分之六十一增加至百分之六十二。
- 有關格蘭酒店之強制性收購於二零零三年二月二十五日完成，而格蘭酒店成為恒隆地產之全資附屬公司。於同日格蘭酒店之A股及B股股份已在聯交所撤銷上市。

三月 2003

- 恒隆廣場第二幢辦公室大樓已展開建築工程。
- 港匯廣場發展項目之兩幢辦公室大樓、一幢住宅大廈及一幢服務式寓所已展開建築工程。

五月 2003

- 持有港匯廣場之合營公司之一名退股股東已同意購買其發展項目中兩幢辦公室大樓之其中一幢。再者，本公司所佔之權益由約百分之四十七增加至百分之六十六。



Jul 2002

- The Company has increased its shareholding of Hang Lung Properties Limited (HLP) from 60% to 61%.

Aug 2002

- Announced group reorganisation proposal where HLP will acquire the Company's entire interests in Grand Hotel Holdings Limited (GHH) subject to shareholders' approval, to be followed by possible mandatory unconditional cash offers and proposed privatisation of GHH.

Oct 2002

- Independent shareholders unanimously approved the Sale and Purchase Agreement (S & P Agreement) in relation to the acquisition of the Company's entire interests in GHH at its Extraordinary General Meeting on 8 October 2002. Completion of the S & P Agreement took place on 9 October 2002.

Feb 2003

- The Company has increased its shareholding of HLP from 61% to 62%.
- Compulsory acquisition of GHH completed on 25 February 2003, and GHH became a wholly-owned subsidiary of HLP. Listing of the A Shares and the B Shares of GHH on the Stock Exchange has been withdrawn on the same day.

Mar 2003

- Construction of Office Tower 2, Plaza 66 commenced.
- Construction of two office towers, one residential building and one serviced apartment of The Grand Gateway development commenced.

May 2003

- An outgoing shareholder of the joint venture company holding The Grand Gateway has agreed to purchase one of the two office towers of the project. Furthermore, the Company's interest of approximately 47% has increased to 66%.



主席報告
Chairman's Statement

致各股東

業績及股息

截至二零零三年六月三十日止財政年度之營業額為三十四億二千一百四十萬元，增加百分之五點一；股東應佔純利為四億八千八百萬元，較去年度下降百分之二十九點五。每股盈利為三角六點九仙，較去年度減少百分之二十九點四。

董事局建議派發末期股息每股三角二仙，而全年度每股股息總額將為四角四仙，兩者均與去年度之股息金額相同。

業務回顧

在去年度之報告中，本人強烈主張政府應採取果斷行動，以堵截樓價進一步滑落之急潮。樓價持續下挫所帶來之壓力，已逼使政府及有關機構採取行動。舉例而言，房屋委員會將永久停止銷售居者有其屋(居屋)單位，而香港之鐵路公司九鐵將不再倚賴物業收入來資助其業務發展。上述行

TO OUR SHAREHOLDERS

Results and Dividends

For the fiscal year ended 30 June 2003, turnover increased 5.1% to $3,421.4 million. Net profit attributable to shareholders was $488 million, 29.5% lower than last year. Earnings per share was 36.9 cents, representing a decrease of 29.4% over last year.

Your Board recommends a final dividend of 32 cents per share and total dividends for the year will be 44 cents per share. Both are the same as last year.

Business Review

In last year's statement, I strongly advocated determined actions by the government to stamp the tide of further property price deterioration. Continued downward pressure has forced the government and related parties to act. For example, sales of Home Ownership Scheme (HOS) flats by the Housing Authority will be permanently halted. KCRC, our railway company, will no longer rely on real estate to subsidize its operation. These, together with other measures, will pave the way for a recovery



前排：集團主席陳啟宗先生
後排右至左：執行董事 — 袁偉良先生，何世良先生及吳士元先生

Chairman – front row: Mr. Ronnie Chichung Chan
Executive Directors – back row from right: Mr. Nelson Wai Leung Yuen, Mr. Wilfred Sai Leung Ho and Mr. Terry Sze Yuen Ng

動連同其他措施，將為樓市之復蘇鋪路，而本人相信此復蘇正在途中。本人所指之復蘇乃物業成交宗數將回升，但樓價仍甚有可能繼續低企。前者乃反映信心之改善，後者乃單位供應量充裕之結果。

儘管去年度之環境極為艱困，本集團仍能售出位於荃灣之名逸居發展項目其六百五十八個單位中之八成二單位。東堤灣畔共有二千一百五十八個單位，截至六月底已售出九成六單位，整項銷售計劃已歷時約四載；而海堤灣畔於去年度售出一千零四十五個單位，佔其單位總數約七成。本集團持有後兩個項目百分之二十權益，彼等均位於東涌，鄰近香港國際機場。

本集團之附屬公司恒隆地產之管理層作出審慎之決定，把所有由其佔大比重權益之項目押後銷售，冀於較後時間取得較高之售價。現時來看，此項決定乃屬正確，因市場意慾已見好轉。恒隆地產於去年度來自香港之租金收入及利潤均保持穩定，而其上海方面錄得之增幅令人鼓舞。

本集團於去年度一項重要之發展，乃把持有之格蘭酒店集團所有股份售予恒隆地產。本集團之獨立股東(即與大股東家族無關連之股東)於十月份以絕大比數通過該項出售，箇中原因為三方面。

首先，由格蘭酒店集團所擁有之兩幢大廈均為價值不菲之物業，用作酒店並非最高及最佳效益之用途。把雅蘭酒店改建為寫字樓以及把康蘭酒店之所有房間改為服務式寓所(過往其一半房間已為服務式寓所)，應可提供更高及更

which I believe is on its way. By that, I mean that transaction volume will pick up, but prices may well remain low. The former is a reflection of better confidence, and the latter, a result of plentiful supply of flats.

Despite last year's extremely tough environment, we parted with about 82% of the 658-unit development, the New Haven, in Tsuen Wan. By the end of June, about 96% of the 2,158-unit Tung Chung Crescent was sold. The sales campaign has been on going for about four years. At Seaview Crescent, we sold in the past fiscal year 1,045 units which account for almost 70% of the total. We own 20% each of these last two projects which are both at Tung Chung next to the Hong Kong International Airport.

Management of our subsidiary Hang Lung Properties (HLP) had made a conscious decision to postpone sales of all majority controlled developments with the hope to sell later at higher prices. It now seems that the determination is a correct one as we see market sentiments improving. HLP's rental income and profit in Hong Kong held steady in the past year, while growth rates in Shanghai were encouraging.

A significant development of the past year is the sale of all of our shares in Grand Hotel Holdings (GHH) to HLP. Our independent shareholders, i.e. those unrelated to the major shareholder's family, voted overwhelmingly in October to sell. The reasons are three-fold.

First, hotel was not the highest and best use for valuable real estate like the two buildings owned by GHH. Converting Grand Tower Hotel to offices and all rooms in Grand Plaza Hotel to service apartments (previously half of the rooms were already service apartments) should yield higher and steadier returns.

穩定之回報，而部份原因乃該兩項物業均處於優越地點。其他地點較遜之物業，未必能如該兩項物業所享有之改建條件。

第二項原因與首項有關。本集團相信吾等所參與之酒店業環節(即三至四星級酒店)出現了結構性問題，於未來數年亦不能解決。此問題乃酒店房間所賺取之租金，與香港高昂之土地及勞工成本並不相稱。預期中國內地旅客將是該等酒店之主要客源，而彼等絕大部份均不喜歡支付昂貴之房租，同樣屬實者乃包括東南亞在內之第三世界之旅客均普遍抱此看法。此非必然因為彼等貧窮，當中許多人均為奢侈品例如珠寶及名牌時裝精品而慷慨解囊。

彼等大部份乃參加旅行團來港，該等旅行團把房租壓價至透骨入肉之水平。以現有水平或即使顯著較高之房租計算，計入直接成本、空置日數及折舊後，酒店乃虧本經營; 而鑑於許多新酒店現正動工或其他用途之物業正改建為酒店，故房租之升幅將受局限。即使房間之供求處於利好水平，酒店經營者能否大幅調高房租仍屬疑問，因內地旅客可選擇較便宜之旅遊地點例如東南亞等國家。

就此原因作總結，本集團當然理解為何部份港人仍在發展酒店。在地產業之所有環節當中，工業及工業／寫字樓物業乃最受創傷之一環。許多此等物業現正空置，倘置諸不理，其價值非為正數而為負數，皆因須為此等物業納稅(包括繳納作為市政服務費之差餉)及支付維修費和保險費等費用。既然新建築物條例容許其改建為酒店，則透過此舉最低限度可令其土地及結構建築物變成具有生產力，並有希望其可

This is due partly to the excellent locations which the two facilities command. Less well located properties may not have the luxury as we do.

The second reason is related to the first. We believe that there is a structural problem with our segment of the industry, i.e. three to four star hotels, which cannot be resolved in the coming few years. Namely, room rates that can be generated do not justify the high land and labor costs prevailing in Hong Kong. Most mainland Chinese tourists who are projected to dominate our kind of facilities do not like to pay for expensive accommodations. The same is in general true of Third World visitors including those from Southeast Asia. It is not necessarily because they are poor, for many of them spend generously on durables such as jewelry and branded fashion goods.

The majority of them come on group tours which bargain room rates to their bare bones. At prevailing or even considerably higher prices, hotels will run at a loss after taking into consideration direct costs, vacancy and depreciation. The many new facilities being built or being converted from other usage will keep a cap on rates. And even if supply/demand of rooms is favorable, it is still doubtful whether hoteliers can raise prices too much. Mainland tourists have alternative inexpensive destinations such as those in Southeast Asia.

Having said that, we of course understand why some Hong Kong people are still constructing hotels. The hardest hit of all real estate sectors is industrial and industrial/office buildings. Their value, if left empty as so many are, is not positive but negative because there are expenses such as taxes (including rates which are fees for urban services), maintenance and insurance. By converting them into hotels which new building regulations allow, at least land and structures become productive—there is hope

帶來足夠之現金流量以支付開支；至於其業主較長期而言能否有利可圖則是另一回事。本集團懷疑，即使彼等有利可圖，回報亦僅微薄。此項分析並不適用於那些有機會改為共用寓所及把單位逐個出售之物業，而事實上部份人士正玩此把戲。然而，此等人士應該當心，因政府有可能即將堵塞有關漏洞。

最後一個原因乃本集團出售格蘭酒店集團股份可收取現金。雖然本集團財政安穩，但無人會把現金拒諸門外，更何況處身於此等不明朗之時期。再者，由於本集團控制恒隆地產約百分之六十二之股權，而後者現擁有該等物業，故本集團仍可受惠於該等物業未來之盈利能力。

於去年度之另一項重要發展，與本集團之上海項目港匯廣場有關。該項目由一家合營公司持有，而本集團連同恒隆地產乃該合營公司之最大股東。該合營公司已實質上把現正興建之兩幢辦公室大樓其中一幢售出，買家為該發展項目之一名前夥伴，彼將(其中包括)支付一億二千四百萬美元現金，該筆款項應足以支付港匯廣場完成其項目所需之費用；而該買家並會放棄其在合營控股公司之所有股份，該等股份已按比例分配予餘下之股東(即賣家)，故本集團之股權由百分之四十七點二五增加至百分之六十六點二八。管理層對此項結果甚表歡迎。

董事局已採取步驟進一步加強公司管治，吾等已成立一個僅由非執行董事組成之提名及薪酬委員會，而董事局開會次數已較過往頻密。有趣之現象乃：於七十年代及八十年代，董事局每年僅召開兩次會議，其時間為中期及末期業

of enough cash flow to cover outgoings. Whether over a longer period the owners can make a profit is a different matter. We suspect that even if they do, the return will be meager. This analysis does not apply to those premises which have the possibility of being turned into condominiums and sold off unit by unit. Some are indeed playing that game. They should be careful, however, for the government may soon close the loophole.

Finally, by selling GHH shares, we receive cash. Although we are financially comfortable, no one should turn down cash especially in uncertain times like these. Moreover, because we control about 62% of HLP which now owns these properties, we will still benefit from their future earning capacity.

Another important development in the past year relates to our Shanghai project The Grand Gateway. The joint venture company which owns it and which we together with HLP are the biggest shareholder, has essentially sold one of the two office blocks being built. The purchaser which is a former partner in the development will among other things pay US$124 million cash which should be sufficient to complete the project. The buyer would also relinquish all its shares in the joint venture holding company. Those shares have already been distributed to the remaining shareholders (i.e. the sellers) on a pro rata basis, resulting in our shareholding rising from 47.25% to 66.28%. This outcome is very much welcomed by your management.

Your board has taken steps to further strengthen corporate governance. We have established a Nomination and Remuneration Committee comprising only non-executive directors. Board meetings are held more frequently than ever. It is interesting to observe that in the 1970's and 1980's, the board

績公布之時；於九十年代，董事局每年召開約四次會議；但現時則增加至每年約六次。董事局亦擬增加一名非執行董事，現正物色人選。

最後，本公司已於剛過去之財政年度內增持恒隆地產股權，由該年度之初期之百分之六十增加至年終之百分之六十二。本公司認為樓市遲早將復蘇，而恒隆地產因押後物業銷售計劃，其最終之利潤金額實際上可能增加，故本公司相信購入該等股份乃穩當之舉。除對有關行動抱合理之獲利期望外，本公司亦正就恒隆地產尚未被行使之可換股債券倘被行使，將攤薄本公司在其所持之股權一事，作出未雨綢繆之安排。重要者乃管理層須保持靈活性，以便能充份掌握地產市場或資本市場之良機。正如歷史顯示，此等良機可隨時湧現。

展望

如今輿論幾乎一致認為，特區政府每年興建八萬五千個居所之政策，乃造成地產業困境之主因；然而，真正之情況並非如此簡單。事實上，於一九九七年以前之日子，當時之政府已設定每年興建八萬一千個居所之目標。況且，現時指責特區政府之人士不應忘記，當該項政策於一九九七年七月一日首次公布時，社會上幾乎所有階層(包括縱非所有亦是絕大部份現時之指斥者在內)均為此決定而喝采。也許僅有包括筆者在內之少數發展商隱隱覺得，情況將永不再一樣。像許多人士一樣，本人當時亦支持該項政策，並相信香港異常高昂之樓價正嚴重削弱香港之競爭力。

only met twice a year to coincide with interim and final result announcements. In the 1990's, it convened about four times per annum, but has now increased to about six. The board is also in the process of identifying an additional non-executive director.

Lastly, the Company has lifted its shareholding in Hang Lung Properties from 60% at the beginning of the past fiscal year to 62% towards the end. Recognizing that the property market will sooner or later recover, and the delay of HLP's sales campaigns for projects may in fact increase the eventual amount of profits, we believe that buying the stocks is prudent. Beside reasonable expectation of making money therefrom, we are also preparing for the eventuality that the conversion of outstanding HLP convertible bonds will dilute our shareholding. It is important that management should maintain flexibility so as to be able to take full advantage of opportunities—be it in the real estate or in the capital markets. As history shows, such opportunities can come anytime.

Prospect

It is now almost a consensus that the SAR government's policy of building 85,000 homes per annum, is the main cause of our market blight. The real story however was not so simple. It was a fact that in the pre-1997 days, the then government already had a target of building 81,000 flats per year. Moreover, those who condemn the SAR government now should not forget that when the policy was first announced on July 1, 1997, almost all segments of society including most if not all the accusers—applauded the decision. Perhaps only a few developers including the present writer had the inkling that things would never be the same again. Like many at the time, I supported the policy believing that the city's exceptionally high real estate prices were seriously eroding our competitiveness.

其後樓價為何恣意滑落？基本原因乃亞洲金融風暴把預期之軟着陸變成痛苦之硬着陸，而這確非政府之錯失。倘政府有詬病之處，乃其處理該項政策之手法。與過往每年興建八萬一千個居所之目標之處理手法不同，該項政策是趁香港回歸中國之首日作出章明普告。新政府班子躍躍欲展示其領導才能，此乃可以理解。倘非完全意外之金融風暴突襲，政府現時甚有可能因此項果敢及謹慎之措施而獲稱賞。

部份人士今天指政府太慢才認知問題所在，這同樣是缺乏理據。即使住宅價格下跌超過五成後，社會(包括縱非所有亦是絕大部份之立法會議員在內)仍向政府施壓，促其防止地產市場之投機重臨，而發展商要求控制土地供應及放寬打擊樓宇炒賣措施，被斥為圖取私利。在此等情況下，政府焉能逆普羅之訴求而採取支持樓價之措施？實情是，許多今天之指斥者，正是當日叫囂要求增加土地供應之人士。亦正因為政府內某些陣營之人士(本人相信這包括董建華先生在內)開始明白樓價滑落之嚴重性，政府之態度才會顯得動搖；彼須在其直覺所知與社會上非知情及非理智之聲音兩者之間求取平衡。

幸而在過去約一年來，社會上最終已孕育出共識，這給予政府作為採取果斷行動之理據。物業市道因而開始改善，成交宗數現已回升，而本集團正等候者乃價格縱使不回升亦可望靠穩。這對本集團應屬好消息，本集團之附屬公司恒隆地產將於下季開始發售近五千個單位。

Why then the freefall in prices? The primary reason was the Asian Crisis which turned the anticipated soft landing into a painfully hard one. This was certainly not the fault of the government. If the government were to be faulted, it was in the fact that the policy, unlike the previous annual target of 81,000 units, was boldly pronounced on the first day of our return to Chinese rule. With a new team eager to demonstrate leadership, that is understandable. If not for the totally unexpected financial onslaught, the government may well be now credited for a bold and prudent initiative.

Some people say today that the government was too slow to recognize the problem. That too is unjustifiable. Even after residential prices fell by over 50%, society, including most if not all of our Legislators, was still pressuring the government to prevent the return of real estate speculation. Demands by developers to control land supply and to relax anti-speculation measures were chided as self-serving. Under those circumstances, could the government have contradicted popular demand and taken measures to support prices? The fact was that many of today's accusers were exactly the ones clamoring then for more land supply. It was precisely because certain quarters within government—and that I believe included Mr. Tung Chee Hwa—were beginning to realize the seriousness of the price drops that the government appeared to be wavering. It had to balance what they intuitively knew against uninformed and irrational voices of society.

Fortunately, in the past year or so, societal consensus had finally been forged. That gave the government the ground to take determined actions. As a result, the market began to improve. Transaction volume has picked up as we await price stabilization if not appreciation. That should be good news for us, for our subsidiary HLP has almost 5,000 units to sell starting next quarter.

較長期而言，地產業必須出現許多基本性之改變。特別是多個主要參與者例如房屋委員會、房屋協會、市區重建局、以及擁有大量土地兼為發展商之兩間鐵路公司地鐵和九鐵，彼等之角色必須重新予以界定。由於制定新法例將無可避免，吾人希望在過去數年抱錯誤見解之立法會議員，今後能有較佳之表現。政客斥責政府卻又方便地為本身之錯失卸責，向來是輕而易舉之事。

就現時而言，本集團將集中精力銷售物業單位。本集團旗下項目之土地成本低兼且全部位於優越地點，故應可帶來良好之利潤。至於本集團位於香港之租賃物業組合，本人預期有穩定至稍佳之成績，而上海應可再次有星光熠熠之表現，其對本集團之相對重要性將與日俱增。

主席

陳啟宗

香港，二零零三年八月二十八日

In the longer run, many fundamental changes must take place in the property sector. In particular, the roles of critical players such as Housing Authority, Housing Society, the Urban Renewal Authority, and the two railway companies MTRC and KCRC which are big land owners and developers, must be redefined. Since new legislations will inevitably have to be enacted, let us hope that our Legislators who have been so wrong in recent years will do better in the future. It is always easy for politicians to condemn the government while conveniently exonerating themselves of blunders.

For now, we will concentrate our efforts on selling flats. The land costs of our projects are relatively low, and their locations, without exception, excellent. Consequently, they should bring good profit. As to our Hong Kong rental portfolio, I expect steady to slightly better results for the coming year. Shanghai should once again be the star performer and its relative importance to the group will grow further.

Ronnie C. Chan

Chairman

Hong Kong, 28 August 2003


Franc franc
2F
DKNY
To Car Park
COLORS

銅鑼灣是香港最繁盛的購物區之一。恒隆中心以煥然一新的面貌、國際性租戶之陣容，成為該區商場及寫字樓物業之地標。

Hang Lung Centre, with its new look international tenant mix has become a retail and office landmark in Causeway Bay, one of the Hong Kong's busiest retail areas.



管理層之
討論及分析
Management Discussion and Analysis

概覽

受香港經濟不景氣所制肘，二零零二至二零零三財政年度乃恒隆集團面對困難及某程度上無法預測之一年，而環球及本地事況，例如嚴重急性呼吸系統綜合症(沙士)之爆發，更令情況倍加嚴竣。然而，恒隆集團秉持審慎之營商政策，年度結算之營業額仍有輕微增長。整體營業額為港幣三十四億二千一百四十萬元，主要由於年內名逸居項目售出二百四十二個單位，銷量增加百分之二十八。花園臺僅售出六個單位，銷量較上財政年度之二十七個單位減少。至於本集團推出發

OVERVIEW

Hong Kong's recessionary climate dictated that the 2002-2003 financial year was a difficult one and, to some degree, an unpredictable year for the Hang Lung Group. Global events and local situations like the outbreak of Severe Acute Respiratory Syndrome (SARS) accentuated the situation. Nevertheless, Hang Lung Group continued to operate to prudent commercial policies and ended the year with a slight increase in turnover. Overall turnover stood at HK $3,421.4 million primarily due to a 28% increase in property sales at the New Haven development where 242 units were sold during the year. Sales were down at Garden Terrace where just six units were sold,

集團表現 Group Performance

		2003 百萬元 $Million	2002 百萬元 $Million	變動 Change 百萬元 $Million	變動 Change 百分率 %
營業額	**Turnover**				
物業銷售	Property Sales	1,064.3	830.3	+234.0	+28
物業租賃	Property Leasing	2,239.1	2,167.8	+71.3	+3
酒店業務*	Hotel Operations*	103.6	223.5	-119.9	-54
其他業務	Other Operations	14.4	32.4	-18.0	-56
		3,421.4	**3,254.0**	**+167.4**	**+5**
營業溢利	**Operating Profit**				
物業銷售	Property Sales	(33.1)	134.9	-168.0	-125
物業租賃	Property Leasing	1,602.4	1,649.6	-47.2	-3
酒店業務*	Hotel Operations*	12.9	33.6	-20.7	-62
其他業務	Other Operations	42.6	88.9	-46.3	-52
		1,624.8	**1,907.0**	**-282.2**	**-15**
利息收入	Interest Income	45.0	105.7	-60.7	-57
行政費用	Administrative Expenses	(127.9)	(164.5)	36.6	-22
財務費用	Finance Costs	(343.6)	(372.5)	28.9	-8
		1,198.3	**1,475.7**	**-277.4**	**-19**
股東應佔純利	**Net Profit Attributable to Shareholders**	**488.0**	**691.8**	**-203.8**	**-29**

* 酒店業務於二零零二年十二月三十一日終止。
Hotel operations have ceased with effect from 31 December 2002.

售之單幢物業名賢居，單位數目共九十八個，迄今已售出七十八個，但此對總收入僅有輕微影響。

本集團來自香港之租金收入輕微上升，但由於沙士之爆發，直接導致非預計之開支產生。這些開支包括本集團為減低沙士病毒之傳播風險而在旗下各個商場及住宅物業加強清潔工作、為受到沙士影響而面對嚴竣困境之其中一個商場之租戶提供免租，以及為本集團之商鋪物業組合進行全線推廣以恢復市場信心。可幸者乃本集團來自上海兩個項目之收入錄得頗佳之升幅。

股東應佔純利下跌百分之二十九點五至港幣四億八千八百萬元。本集團建議派發末期股息每股三角二仙，與上年度相同；全年度股息為四角四仙，亦與上年度相同。

於二零零二年十月，本集團把格蘭酒店集團有限公司之百分之七十三點七股權，透過私有化計劃售予本集團之上市附屬公司恒隆地產有限公司。格蘭酒店集團擁有康蘭酒店和雅蘭酒店兩項物業，於強制性收購後，彼已成為恒隆地產之全資附屬公司，並已於二零零三年二月二十五日撤銷其A股和B股股份在香港聯合交易所有限公司上市。恒隆集團透過恒隆地產仍持有格蘭酒店集團百分之六十二股權。此項重組之主要目的乃把上述兩項物業分別改作服務式寓所及寫字樓物業，從而獲取更佳之收益。

compared to 27 units sold in the previous financial year. Our new single-block development, Napa Valley, was marketed and 78 of the 98 available units were sold to date. These however, had only a minor impact on total income.

Our rental revenue in Hong Kong increased slightly. However, unexpected expenditure arose as a direct result of the SARS outbreak. This expenditure included cleaning operations at various commercial and residential properties to limit the risk of the SARS virus spreading, the waiving of rents for tenants in one shopping mall who were facing severe difficulties because of the SARS, and corporate promotions for our commercial portfolio aimed at reviving market confidence. Fortunately, income from our two projects in Shanghai recorded a considerable growth.

Net profit attributable to shareholders decreased 29.5% to HK$488.0 million and we have proposed a final dividend of 32 cents per share, which is the same as last year. Total dividend for the year is 44 cents per share, same as last year.

In October 2002, we sold our shareholding of 73.7% in Grand Hotel Holdings Limited, which owned two hotel buildings, Grand Plaza Hotel and Grand Tower Hotel, to our listed subsidiary, Hang Lung Properties Limited through the exercise of privatization. Now, Grand Hotel Holdings is a wholly owned subsidiary of Hang Lung Properties after compulsory acquisition. The listing of their A and B shares on The Stock Exchange of Hong Kong Limited has been withdrawn, with effect from 25 February 2003. Hang Lung Group still holds 62% of the shareholding of Grand Hotel through Hang Lung Properties. The main objective of this reorganization is to convert the two properties into serviced apartments and an office building respectively, thus maximizing the income generated by both properties.

物業發展及銷售

香港

名逸居和名賢居兩項物業均已落成及推出發售。本集團其他四項物業正如期進行施工，其中部份發展項目將於二零零三年最後一季展開市場推廣及銷售計劃。每個發展項目現均備有額外設施以減低傳染性細菌在大廈之傳播風險，包括裝置新一代之管道和排水系統及紫外線空氣殺菌器，以消除潛在之問題。

位於何文田迦密村街之***君逸山***正進行上蓋建築工程。該項目包括發展一幢樓高二十四層之住宅大廈，下設四層停車場及商場，將提供一百八十八個單位，每個單位之面積介乎五十五平方米至一百一十平方米。預期該項目可於二零零三年十月落成。現正設立示範單位，將於二零零三年第四季展開市場銷售。

君臨天下位於機場鐵路九龍站上蓋，包括三幢樓高八十層之住宅大廈，下設五層停車場。該項目可提供一千一百二十二個住宅單位，包括一千零六十二個標準單位、二十四個合併單位及三十六個複式單位，每個單位之面積介乎九十六平方米至二百七十二平方米，部份單位設有露台。該項目已

PROPERTY DEVELOPMENT AND SALES

HONG KONG

Two projects - New Haven and Napa Valley have been completed and released for sale. Construction work on our other four properties is progressing on schedule, and the marketing and sales programmes for some of these developments will commence in the last quarter of 2003. Each of these developments now contains additional provisions to lessen the risk of contagious bacteria spreading through buildings. New generation pipe and drainage systems and UVC in-duct air purifiers have been installed to overcome the potential problems.

Superstructure work at ***Carmel-on-the-Hill*** at Carmel Village Street, Ho Man Tin, is underway. This 24-storey residential tower, which is built over a 4-storey car park and retail podium, will provide 188 units ranging in size from 55 sq m to 110 sq m. The work is expected to be completed by October 2003. Show flats are being constructed and units will be marketed for sale in the fourth quarter of 2003.

The HarbourSide at the Airport Railway Kowloon Station consists of three blocks of 80-storey residential towers over a 5-storey car park podium. This development will offer 1,122 residential units comprising 1,062 standard units, 24 combined units and 36 duplex units. Some units have balconies, and

物業銷售 Property Sales

		2003 百萬元 $Million	2002 百萬元 $Million	變動 Change 百萬元 $Million	 百分率 %
營業額	Turnover	**1,064.3**	830.3	+234.0	+28
營業溢利	Operating Profit	(33.1)	134.9	-168.0	-125

營業額分析
Analysis of Turnover

截至六月三十日止年度
for the year ended 30 June



(百萬元 $Million)
6,000
4,500
3,000
1,500
0
1999
2000
2001
2002
2003

■ 其他業務 Other Operations
■ 酒店業務 Hotel Operations*
□ 物業租賃 Property Leasing
■ 物業銷售 Property Sales

* *酒店業務於二零零二年十二月三十一日終止。*
Hotel operations have ceased with effect from 31 December 2002.

可供發展之土地儲備（於香港以供銷售）
Development Land Bank (for sale in Hong Kong)

於二零零三年六月三十日
at 30 June 2003



10%
90%

■ 住宅 Residential
□ 商舖／寫字樓 Commercial / Office

於二零零三年七月獲發入伙紙，而本集團將於二零零三年最後一季展開該項目之市場推廣及銷售計劃。

位於西九龍填海區深盛路之***Aqua Marine***將於二零零三年第四季如期落成。其所有混凝土工程現已完工，並正順利進行內部裝修工程。本集團持有該項目百分之八十五權益。該項目包括發展五幢住宅大廈，下設三層停車場／商場及一層地庫，並包括會所及康樂設施。住宅大廈包括一千六百一十六個單位，每個單位之面積介乎四十六平方米至一百一十九平方米。該項目乃政府混合式房屋計劃首兩項之一，其約百分之三十之住宅面積將交回政府作為資助房屋出售。

The Long Beach位於西九龍填海區海輝道，乃一項優質之海景物業。該項目現正發展為八幢樓高四十六層之住宅大廈，將提供一千八百二十三個單位，每個單位之面積介乎六十二平方米至一百三十二平方米。該項目並包括發展三層停車場、寫字樓及商場，以及面積達四千平方米之獨立會所和康樂設施。預期該項目將於二零零四年第二季落成。

位於荃灣沙咀道之***名逸居***，包括三幢樓高三十六層之住宅大廈，下設兩層停車場，並包括會所及康樂設施。該項目包括六百五十八個住宅單位，每個單位之面積介乎五十平方米至六十八平方米。迄今已售出五百五十六個單位，而本集團於交樓時均獲買家對單位置予好評。

the apartments generally ranging in size from 96 sq m to 272 sq m. The occupation permit has been issued in July 2003, and our marketing and sales programme will commence in the last quarter of 2003.

Aqua Marine, situated at Sham Shing Road on the West Kowloon Reclamation, is on schedule for completion in the fourth quarter of 2003. All concreting work has been completed and the interior-finishing work is progressing smoothly. We have an 85% shareholding in the development which consists of five residential towers built over a 3-storey car parking/retail podium and one level basement, and includes clubhouse and recreational facilities. The residential towers contain 1,616 units ranging in size from 46 sq m to 119 sq m. This development is one of the Government's two pilot mixed-housing schemes, and about 30% of the residential area will be returned to the Government for sale as subsidized housing.

The Long Beach, which also rests on West Kowloon Reclamation at Hoi Fai Road, is being built on a prime sea view site. The eight-tower, 46-storey residential development comprises a total of 1,823 units ranging in size from 62 sq m to 132 sq m. It also contains a three-storey car park, office and retail podium and a 4,000 sq m detached clubhouse with recreational facilities. The project is expected to be completed in the second quarter of 2004.

New Haven in Sha Tsui Road, Tsuen Wan, consists of three 36-storey residential towers over a 2-storey car-parking podium with clubhouse and recreational facilities. The development contains 658 residential units ranging in size from 50 sq m to 68 sq m. A total of 556 units had been sold to date. We are receiving favourable comments from buyers as we hand over the units.



恒隆廣場
位於上海南京西路，該物業之地面商鋪雲集卡地亞、香奈兒及路易威登等國際名牌。

Plaza 66
sited at Nan Jing Xi Lu, Shanghai. Shopping facility of Plaza 66 features leading international brand names such as Cartier, Chanel and Louis Vuitton.

名賢居位於屯門虎地，包括發展一幢樓高十四層之住宅大廈，下設三層停車場，並包括會所及康樂設施。住宅單位為九十八個，每個單位之面積介乎五十六平方米至六十平方米。該項目經已落成，並已於二零零三年六月推出市場發售，迄今已售出七十八個單位，令本集團感到欣喜。

地鐵東涌站第一期物業發展計劃包括三個地盤 — 首個地盤東堤灣畔、第二個地盤東薈城，以及第三個地盤海堤灣畔。***東堤灣畔***共有二千一百五十八個單位，截至二零零三年六月底已售出二千零八十四個單位。***海堤灣畔***已於本財政年度推出市場發售，其一千五百三十六個單位之中，已售出達一千零四十五個單位。***東薈城***包括一幢樓高九層之寫字樓，下設五層商場，該物業現已可供租賃，現正研究發展一幢酒店。本集團持有整項發展計劃百分之二十權益。

正如本集團以往之報告所述，位於荃灣油柑頭之物業***汀蘭居***未有依照買賣協議之規定於一九九八年六月三十日完成交易。本集團現正透過律師就買方無理毀約一事進行訴訟，而有關之訴訟涉及本集團與買方之互相索償指控。

上海

位於南京西路之***恒隆廣場***第二幢辦公室大樓，現正進行地基工程。該大樓之樓面面積達八萬一千四百平方米，乃恒隆廣場最後一期之發展項目，而恒隆廣場共包括一個大型商場及兩幢辦公室大樓。樓高六十六層之首幢辦公室大樓經已落成及全部租出，而樓高五十一層之第二幢辦公室大樓將以特別設計之橋樑與首幢辦公室大樓連接。預期第二幢辦公室大樓將於二零零六年落成。

Napa Valley at Fu Tei in Tuen Mun comprises a 14-storey residential tower over a 3-storey car-parking podium with clubhouse and recreational facilities. The 98 residential units ranging in size from 56 sq m to 60 sq m were completed and placed on the market in June 2003. We were pleased to note that 78 units had already been sold.

Package One of the MTRC Tung Chung Station Development comprises three sites – Site One, Tung Chung Crescent; Site Two, Citygate; and Site Three, Seaview Crescent. 2,084 units of the 2,158 units in ***Tung Chung Crescent*** have been sold up to end of June 2003. ***Seaview Crescent*** units have been launched on market during this financial year, and out of 1,536 units, 1,045 units have been sold. ***Citygate*** consists of a 9-storey office tower and a 5-storey retail podium, which are now ready for lease. The development of a hotel is currently being studied. The Group holds a 20% share in this whole development.

As previously reported, the completion of the sale of ***The Bay Bridge*** in Yau Kom Tau at Tsuen Wan did not take place on 30 June 1998 as stipulated. The litigation relating to the wrongful repudiation of the agreement by the purchaser involves mutual claims and is now being dealt with by our solicitors.

SHANGHAI

The foundation for Office Tower 2 at ***Plaza 66*** in Nan Jing Xi Lu was being laid. This tower, with a gross floor area of 81,400 sq m, is the latest phase in the development, which includes a major shopping mall, and twin office towers. The 66-storey Office Tower 1 has been completed, and is now fully leased. The new 51-storey Office Tower 2 is linked to the Office Tower 1 by a specially designed bridge and is anticipated to be completed in 2006.


Grand Gateway
港匯廣場

港匯廣場
座落於上海最大之地鐵站
徐家匯地鐵站之上蓋。

The Grand Gateway
located above Shanghai's largest subway station, Xujiahui Station.

位於徐家匯之***港匯廣場***發展項目包括一個購物商場、兩幢住宅大廈、兩幢辦公室大樓及一幢服務式寓所。該商場及其中一幢住宅大廈(港匯花園第一期)經已落成，現正興建樓面面積達三萬二千三百平方米之第二幢住宅大廈(港匯花園第二期)、樓面面積合共達十二萬四千平方米之兩幢辦公室大樓，以及樓面面積達一萬九千二百平方米之服務式寓所。彼等之施工進度順利，可望於二零零五年六月落成。本集團持有該項目之權益，已由約百分之四十七增加至百分之六十六，故本集團將可分享較大比重之租金收入及銷售進賬。再者，將退出該項目之股東恒集國際有限公司已同意購入現正興建之其中一幢辦公室大樓，並將向持有港匯廣場之合營公司支付一億二千四百萬美元之購入價。預期該幢辦公室大樓將於二零零六年三月落成，而該項買賣交易將於二零零六年九月完成。

The Grand Gateway development in Xujiahui comprises a shopping mall, two residential buildings, two office towers and a block of serviced apartments. The shopping mall and a residential building (The Grand Gateway Garden I) have been completed. Construction work on the second residential building – The Grand Gateway Garden II with a gross floor area of 32,300 sq m; two office towers with a gross floor area totaling 124,000 sq m; and serviced apartments with a gross floor area of 19,200 sq m is progressing smoothly, and is anticipated to be finished in June 2005. The Group's interest in this development has increased from approximately 47% to 66%. The Group will hence enjoy a greater share of rental income and sales proceeds. Also, Hentra International Limited, the outgoing shareholder of this project, has agreed to purchase one office tower which is now under construction, and will pay a purchase price of US$124 million to the joint venture company holding The Grand Gateway. It is expected that the construction will be completed by March 2006 and the purchase will be completed by September 2006.

物業租賃

本集團之租金收入來自商舖、寫字樓、住宅／寓所、工業／寫字樓及停車場物業。儘管香港各類租賃物業之市道均於過去數年顯著下調，本集團於剛過去之財政年度內，來自香港之租金收入仍上升百分之一至港幣十八億零六百九十萬元。原為本集團直接持有之格蘭酒店集團，已於二零零二年最後一季改為由本集團透過上市附屬公司恒隆地產間接持有，其兩項酒店物業現正分別改為服務式寓所及寫字樓。因此，本集團原有之物業組合增加約六萬五千二百七十五平方米之投資物業。本集團位於上海之兩個項

PROPERTY LEASING

Our rental revenue is generated from commercial, office, residential/apartment, industrial/office and car park sectors. Although Hong Kong's rental market in all sectors has experienced downward adjustments in the past few years, our revenue over the last financial year in Hong Kong increased slightly by 1% to HK$1,806.9 million. In the last quarter of 2002, the status of the Grand Hotel Holdings changed from being directly owned by us to indirectly owned by us through our listed subsidiary, Hang Lung Properties. The two hotel properties are being converted into serviced apartments and office floors. As a result, approximately 65,275 sq m of investment property is

目恒隆廣場及港匯廣場，合共為本集團提供港幣四億三千五百二十萬元之良好租金收入，較往年度增加百分之十八。故總租金收入遂較往年度增加百分之三。本集團之香港租賃物業組

added to our existing property portfolio. Our two Shanghai projects, Plaza 66 and The Grand Gateway generated sound levels of income at a total of HK$435.2 million, which increased 18% compared with previous year. Total rental income therefore

按地區分析之投資物業 Geographical Analysis of Investment Properties

於二零零三年六月三十日 at 30 June 2003

	樓面面積（千平方米） Gross Floor Area ('000 sq.m.)				車位數目 No. of Carparking Spaces	二零零二/零三年度租金收入（百萬元） 2002/03 Rental Revenue ($Million)				
	C	O/I	R/A	總計 Total	CP	C	O/I	R/A	CP	總計 Total
香港 Hong Kong										
港島： Hong Kong Island:										
中環及金鐘 Central and Admiralty	10.1	40.5	–	50.6	16	116.8	140.7	–	–	257.5
銅鑼灣及灣仔 Causeway Bay and Wanchai	40.8	38.8	18.9	98.5	418	216.9	118.9	42.9	9.8	388.5
康山及鰂魚涌 Kornhill and Quarry Bay	54.1	37.3	35.3	126.7	1,159	209.2	66.8	20.0	24.8	320.8
山頂及半山區 The Peak and Mid-Levels	12.5	–	16.6	29.1	579	40.4	–	14.1	10.0	64.5
港島南區 Hong Kong South	–	–	9.2	9.2	89	–	–	42.8	–	42.8
九龍： Kowloon:										
旺角# Mongkok#	30.3	69.6	–	99.9	1,473	140.1	72.4	–	41.5	254.0
尖沙咀 Tsimshatsui	6.1	11.1	0.1	17.3	–	24.8	47.4	0.5	–	72.7
牛頭角及觀塘 Ngau Tau Kok and Kwun Tong	60.6	8.6	–	69.2	785	242.7	1.4	–	16.5	260.6
長沙灣、葵涌及荃灣 Cheung Sha Wan, Kwai Chung and Tsuen Wan	3.1	86.3	20.1	109.5	546	5.1	100.1	30.0	10.3	145.5
上海 Shanghai										
徐匯區 Xuhui District	101.9	–	32.3	134.2	1,100	152.8	–	43.2	–	196.0
靜安區 Jing An District	51.7	78.2	–	129.9	486	84.2	155.0	–	–	239.2
總計 Total	**371.2**	**370.4**	**132.5**	**874.1**	**6,651**	**1,233.0**	**702.7**	**193.5**	**112.9**	**2,242.1**

 # 包括恒隆地產集團之應佔物業權益 Including Hang Lung Properties Group's attributable property interest

C: 商舖 Commercial

O/I: 寫字樓／工業 Office / Industrial

R/A: 住宅／寓所 Residential / Apartment

CP: 停車場 Car Parks

合之租出率處於百分之八十九之理想水平，惟租金水平則下降百分之四點七。本集團之上海項目保持近百分之一百之租出率，平均租金水平錄得上升。

increased by 3% over the last year. Occupancy rates in our Hong Kong portfolio stood at a satisfactory level of 89% whereas rental rates dropped by 4.7%. The occupancy rates for our Shanghai developments were maintained at nearly 100% with a rise in average rents.

香港 商場及商舖

商場及商舖物業原已因零售市道萎縮而受創，再加上沙士爆發而受到進一步之打擊。由於海外旅客減少來港，加上本地消費下降，本集團部份租戶遂要求減租，少數大型連鎖店租戶則關閉其非核心店舖。儘管如此，於回顧年度內，本集團來自商場及商舖之租金收入仍上升百分之零點五至港幣九億九千六百萬元。

銅鑼灣仍為香港之主要購物區，尤其吸引較年青之港人和遊客光臨。於名店廊／名店坊，租金收入錄得百分之一跌幅，租出率為百分之九十八。恒隆中心已改變其租戶組合，其二樓物業已由一間著名日本家庭用品零售商租用。於財政年度結算日，恒隆中心之租出率達百分之九十七。

位於***鰂魚涌***之商場以鄰近大型住宅區之住客為銷售對象。康怡廣場座落於太古地鐵站上蓋，交通方便，能成功維持百分之一百之租出率，租金收入上升百分之八點三。

經重整租戶組合後，位於***山頂***之山頂廣場表現理想，租出率達百分之九十三。

HONG KONG Commercial and Retail Sector

In our commercial and retail sector, an already shrinking retail market suffered further difficulties with the outbreak of SARS. Some tenants requested assistance through rental concessions, and a few large chain stores closed non-core shops as a result of fewer visitor arrivals and reduced local consumer spending. Despite these, revenue from our commercial and retail sector increased 0.5% to HK$996 million during the year under review.

Causeway Bay still commands its position as the dominant shopping area, especially for younger local people and tourists. At Fashion Island/Fashion Walk, rental income recorded a decrease of 1% and the occupancy level stood at 98%. Hang Lung Centre has undergone a change in tenant mix, and a famous Japanese household store has moved into its second floor. By the end of the financial year, it was 97% let.

Shopping malls in ***Quarry Bay*** target residents from nearby residential towers. Kornhill Plaza situated conveniently above the Taikoo Mass Transit Railway Station successfully maintained at 100% occupancy rate and an 8.3% increase in rental income.

The Peak Galleria at ***The Peak*** performed satisfactorily by attaining 93% occupancy rate after we adjusted the tenant mix.

位於***牛頭角***之淘大商場，於今年第二季沙士爆發期間經歷嚴重艱困。該商場已安排多項綜合表演活動以帶動顧客流量，本集團喜見商場之人流已回復至正常水平。其時，本集團亦藉此機會，改善淘大商場之租戶組合。淘大商場之租出率維持在百分之九十一之水平，而主要由於免收租金二十日，故租金收入下降百分之九點八。

位於***旺角***之雅蘭酒店商場連同其上蓋之前酒店物業，已易名為雅蘭中心。其酒店物業已改建為寫字樓，而該大廈之新面貌包括十四層寫字樓、七層商場，另設有一層停車場。改建工程於二零零三年一月動工，現已大部份完成。潛在租戶於預租期所表達之興趣令人鼓舞，現時已租出之商場面積達百分之七十。此外，麗斯大廈、栢裕商業中心及荷李活商業中心均座落於該著名購物區，並鄰近地鐵站。於剛過去之財政年度，上述旺角物業之租出率下跌至百分之八十八。

寫字樓

受到企業縮減規模及進行重組帶來之影響，寫字樓租賃市場之需求持續放緩。由於新寫字樓項目供應量增加，寫字樓租金水平進一步下跌，較二零零一／二零零二年年度下降百分之二點五。儘管如此，本集團對旗下寫字樓物業於剛過去之財政年度內維持之租出率感到欣喜。鑑於寫字樓供應量過裕(尤其就中環區而言)，本集團並不預期寫字樓租賃市場於來年有所改善。

Amoy Plaza at ***Ngau Tau Kok*** experienced serious hardship in the second quarter of this year during the SARS outbreak. Variety shows have been organized to generate customer traffic, and we are pleased to see that the flow of people through the Plaza has returned to normal. Meanwhile, we have taken this chance to improve the tenant mix. The occupancy rate has been maintained at 91%, but rental revenue dropped 9.8%, a direct result of our decision to waive 20 days rent for commercial premises.

Grand Tower Arcade, the shopping mall in ***Mongkok*** together with the former hotel floors above which have since been converted into office floors, has been renamed Grand Tower. The entire complex now comprises 14 floors of office space, seven floors of retail space and one floor of car parks. Conversion work began in January 2003 and was substantially completed. Interest from potential tenants was encouraging during the pre-marketing stage. At present, 70% of retail space has been rented out. Ritz Building, Park-In Commercial Centre and Hollywood Plaza are also situated in this popular shopping district and offer easy access to the Mass Transit Railway Station. Occupancy rates dropped to 88% in last financial year.

Office Sector

The demand for rental office space has continued to slacken as corporate downsizing and restructuring impact the marketplace. Rents dropped a further 2.5% compared with 2001/2002 as a result of new office developments coming on to the market. Despite this, we are pleased with the occupancy rates we have been able to sustain. However, because of the oversupply of office space, particularly in Central, we do not expect the office market to improve in the coming years.

投資物業面積
Investment Property Size*
於六月三十日 at 30 June


(千平方米 '000 sq.m.)
1,000
750
500
250
0
1999 2000 2001 2002 2003

■ 住宅／寓所 Residential / Apartment
□ 寫字樓／工業 Office / Industrial
■ 商舖 Commercial

* *包括恒隆地產集團之應佔物業權益*
Including Hang Lung Properties Group's attributable property interest

租金收入
Rental Revenue
截至六月三十日止年度
for the year ended 30 June


(百萬元 $Million)
3,000
2,250
1,500
750
0
1999 2000 2001 2002 2003

■ 停車場 Car Parks
■ 住宅／寓所 Residential / Apartment
□ 寫字樓／工業 Office / Industrial
■ 商舖 Commercial

本集團位於***中環***之四幢寫字樓大廈，其錄得之租金收入較去年下跌百分之八點八，而租出率仍達百分之九十二之理想水平。位於***灣仔***之瑞安中心物業，其寫字樓租金水平進一步下降，租戶獲提供各項優惠，包括免租期及辦公室裝修等。位於***銅鑼灣***之恒隆中心，由於地點優越，故租出率處於百分之九十五之愜意水平，而租金收入亦保持穩定。本集團位於***鰂魚涌***及***康山***之寫字樓物業，年內之租出率一直維持在百分之九十之水平。

本集團位於***旺角***及***尖沙咀***之寫字樓物業，其租賃情況仍然安穩，錄得之整體租出率為百分之九十一，惟租金收入則減少百分之三點五。位於***長沙灣***之百佳大廈之租出率為百分之九十四。

住宅／寓所

由於競爭物業供應量持續增加，加上企業繼續削減員工房屋津貼，故本集團之住宅／寓所物業之租金收入受到影響。然而，租出御峰單位以及新改建而成之寓所物業所提供之收益，令本集團來自住宅／寓所物業之總租金收入，增加百分之四十點二至港幣一億五千零三十萬元。

本集團位於港島司徒拔道之豪宅物業***御峰***，配置先進電器、自動家居及電訊系統，其市場推廣對象為跨國公司之高級行政人員。該項目之複式豪宅及雙複式豪宅之租賃活動，均維持於合理之高水平。自去年六月推出市場後，五十四個複式豪宅已租出超過半數。

Rental income for our four office buildings in ***Central*** recorded an 8.8% decrease over the previous year's figures while occupancy rates remained at a satisfactory 92%. Office rent at Shui On Centre in ***Wanchai*** has softened further and we have offered tenants incentive packages such as rent-free periods and new office fit-outs. Hang Lung Centre in ***Causeway Bay*** held onto a comfortable occupancy level of 95% due to its prime location while rental income remained steady. Our offices in ***Quarry Bay*** and ***Kornhill*** maintained a 90% occupancy level throughout the year.

Leasing activity remained strong for our office buildings in ***Mongkok*** and ***Tsimshatsui***. Overall occupancy rates were recorded at 91% while income decreased by 3.5%. The occupancy rate for Park Building in ***Cheung Sha Wan*** stood at 94%.

Residential/Apartment Sector

Rental revenue from our residential/apartment property sector was adversely affected by the increasing supply of competitive properties and the diminishing corporate housing budgets. However, the leasing of units in The Summit, together with income generating from the newly converted apartment property, resulted in the total revenue from the rental of residential/apartment properties increasing 40.2% to HK$150.3 million.

Our luxury property, ***The Summit*** on Stubbs Road, Hong Kong Island is equipped with state of the art appliances, home automation and telecommunication systems and has been marketed to top executives of multinational corporations. Leasing activities of the development's duplex and double duplex apartments has been maintained at a reasonably high rate, and more than half of the 54 duplex units were let since its launch last June.



恒隆廣場
位於交通要點，吸引大量顧客人流，包括從鄰近省市來的。

Plaza 66
located in a prime district, attracting high traffic flows of customers even from nearby provinces.

位於港島南區之***濱景園***，平均租出率維持百分之九十一之水平，但租金收入則較上年度下降百分之三點四。

本集團繼續銷售位於半山區之***花園臺***單位。於財政年度結算日，本集團已售出花園臺七十四個四睡房豪宅其中六十九個，包括年內售出之六個單位在內。

樓高五層之康蘭酒店，已於二零零三年改為以服務式寓所之模式進行經營，並與樓高七層之康蘭豪華寓所合併為單一項目，統稱為***康蘭居***。儘管香港之服務式寓所眾多，但該物業因地點方便，故能吸引本地小家庭以及公司租戶，租出率達百分之七十五。惟鑑於市場競爭，故租金水平下跌百分之十三點一。

Burnside Estate in Hong Kong South maintained its average occupancy at 91% although rental revenue dropped by 3.4% from the previous year.

We have continued our programme of selling units at ***Garden Terrace*** in Mid-Levels. By the end of the fiscal year, we had sold 6 of the 74 four-bedroom units in the development. A total of 69 units have now been sold.

The 5-storey Grand Plaza Hotel, which has changed its operations to serviced apartments in 2003, and the 7-storey Grand Plaza Apartments are now together called ***Grand Plaza Apartments***. Despite plenty of serviced apartments on offer, this conveniently-located property is sought after by local small families and corporate tenants. Occupancy levels were 75%, and room rates dropped 13.1% as a result of competition.

工業／寫字樓

本集團之工業／寫字樓物業主要位於***長沙灣***及***葵涌***，該等物業於財政年度內之整體租出率為百分之八十二，總租金收入則下降百分之十至港幣八千三百九十萬元。

Industrial/Office Sector

The overall occupancy level at our industrial/office properties, primarily in ***Cheung Sha Wan*** and ***Kwai Chung***, during the financial year stood at 82%. Total rental revenue however dropped 10% to HK$83.9 million.

停車場

本集團被譽為香港最佳停車場經營者之一。由於在自行開發之軟件系統作出投資以及貫徹採納ISO 9002國際質量標準，因此本集團之停車場管理業務於年內繼續順暢運作，但亦如各類物業，仍不免受到經濟進一步放緩所影響，總收入下降百分之十五點四至港幣一億一千二百九十萬元。

Car Park Sector

Our car park operations are regarded as among the best in Hong Kong. We have had a smooth year of operation as a result of our investment in effective in-house software and our adherence to the internationally recognised ISO 9002 quality system. However, our car park business, like the property sector, has inevitably been affected by the further downturn of the economy. Total parking revenue dropped 15.4% to HK$112.9 million.



港匯廣場
乃上海最大之購物商場。

The Grand Gateway
is Shanghai's largest shopping complex.

上海

本集團近數年來在上海取得可觀成果，旗下兩項物業恒隆廣場和港匯廣場均能滿足上海高檔市場之需要。恒隆廣場持續吸引跨國企業租用辦公室及商鋪，而港匯廣場之購物商場連同港匯花園，乃集購物和娛樂以及舒適生活環境於一身之繽紛之地。本集團欣然報告，該兩項物業繼續有理想之表現。於剛過去之財政年度內，彼等之租出率近乎百分之一百，租金收入較二零零一／二零零二年年度顯著增長。預期未來一年磋商續訂租約時，租金水平可望上升。來自上海物業之總租金收入，增加百分之十八至港幣四億三千五百二十萬元。

恒隆廣場位於上海歷史悠久之浦西區之南京西路，後者乃高級之購物區。恒隆廣場之租戶包括卡地亞、香奈兒、愛馬仕及路易威登等國際知名品牌店，吸引上海本土及鄰近省市之大量顧客人流。至於恒隆廣場樓高六十六層之辦公室大樓，現為浦西之最高大廈，其頂層巍峨之玻璃燈籠式結構，為上海之現代生活面貌添上姿采；其甲級辦公室大樓配備了最先進之管理及自動化系統，提供最大之效益和便利。恒隆廣場現已全部租出，租戶主要為跨國公司。恒隆持有恒隆廣場百分之八十九權益。

位於徐家匯之***港匯廣場***發展項目包括一個購物商場、兩幢住宅大廈即港匯花園第一期及第二期、兩幢辦公室大樓及一幢服務式寓所；購物商場及其中一幢住宅大廈經已落成，其餘之發展項目仍在興建中。該購物商場座落於上海最大之地鐵站徐家匯地鐵站之上蓋，現已全部租出。其總樓面面積

SHANGHAI

We have achieved great success in Shanghai over the years. Our two developments - Plaza 66 and The Grand Gateway - meet the demands of the top end of the Shanghai market. Plaza 66 attracts multinational corporations as office and shop tenants and The Grand Gateway shopping mall with its associated The Grand Gateway Garden residential complex is both a vibrant centre for shopping and entertainment and a comfortable living environment. We are pleased to report that leasing of these two projects continued to perform very well, and occupancy rates reached nearly 100% over the past financial year with a significant growth in rental income compared with 2001/02. Rental rates are expected to rise in the coming year when leases are renewed. Total revenue from the rental of our Shanghai properties increased 18% to HK$435.2 million.

Plaza 66 is located on Nan Jing Xi Lu, in the historic Puxi district of Shanghai, a prestigious shopping district. Tenants of the Plaza 66 shopping centre include world renowned brands such as Cartier, Chanel, Hermès and Louis Vuitton. The Centre is attracting high traffic flows of customers, not only from Shanghai but also from nearby provinces. The 66-storey office tower, topped by a magnificent glass lantern structure, is the tallest building in Puxi and a major contributor to the modern style of Shanghai. Plaza 66's Grade A office tower is equipped with the latest management and automation systems for maximum efficiency and convenience, and is occupied primarily by multinational companies. Hang Lung holds an 89% interest in Plaza 66, which is fully leased.

The Grand Gateway development in Xujiahui comprises a shopping mall, two residential buildings, The Grand Gateway Garden I and II, two office towers

達十萬一千九百二十四百平方米，設施包括一家百貨公司、多類型影劇院、完善之家庭消閒配套、食肆、多姿多采之美食區，以及許多專門店等。港匯花園第一期佔地三萬二千三百平方米，為一幢樓高三十四層之住宅大廈，提供二百六十八個設施齊全之兩睡房及三睡房豪華寓所，截至年結日之租出率為百分之九十四。

財務及資金管理

於二零零三年六月三十日，本集團之綜合銀行借貸淨額(扣除現金及銀行存款)總數為港幣八十一億五千三百三十萬元，去年同期則為港幣五十七億九千九百八十萬元。銀行借貸上升乃由於本集團為多項物業發展項目 — 包括君臨天下、西九龍兩個項目以及何文田項目，作出資本開支所致。

於二零零三年六月，恒隆地產在銀團貸款市場與十八間國際及本地銀行安排一項港幣五十五億元銀團貸款，其中港幣三十六億六千六百萬元為五年期之循環貸款，港幣十八億三千四百萬元為七年期之定期借款。該項貸款獲成功訂立，顯示恒隆地產擁有昭著之信貸聲譽及銀行界對本集團之審慎財務管理深具信心。

本集團繼續維持穩健之流動資金水平。於二零零三年六月三十日，本集團尚未動用之銀行信貸額連同銀行存款合共為港幣八十九億零三百萬元，其中港幣十六億八千四百萬元為銀行存款、港幣五十七億六千八百萬元為承諾信貸額，而港幣十四億五千一百萬元為活期信貸。本集團擁有充裕資

and a block of serviced apartments. The shopping mall and one residential building have been completed, and the remainder of the development is now under construction. The shopping complex, located above Shanghai's largest subway, Xujiahui Station, is fully leased. It provides a total gross floor area of 101,924 sq m and comprises a department store, multiplex theatres, fully integrated family leisure facilities, restaurants, exotic food court and many specialty shops. The Grand Gateway Garden I, a 32,300 sq m 34-storey residential tower with 268 two and three-bedroom luxuriously furnished apartments, was 94% leased by the end of the financial year.

FINANCE AND TREASURY OPERATIONS

As at 30 June 2003, the Group's consolidated net bank borrowings (after deducting cash and bank deposits) totalled HK$8,153.3 million compared to HK$5,799.8 million last year. The increase was mainly attributable to the capital expenditures on the Group's property development projects, namely The HarbourSide, the two West Kowloon projects and the Ho Man Tin project.

In June 2003, Hang Lung Properties completed a HK$5.5 billion syndication loan facility with a group of eighteen international and local banks. The facility comprised a 5-year revolver of HK$3,666 million and a 7-year term loan of HK$1,834 million. The success of this transaction reflected the strong credit rating of Hang Lung Properties and the confidence of the banking community in the Group's prudent financial management.

The Group's liquidity position remains strong with available undrawn bank facilities together with bank deposits as at 30 June 2003 amounting to HK$8,903 million, which comprised HK$1,684 million bank



週年晚會
各董事向來賓祝酒。

At annual dinner
directors proposed a toasting to all the guests.

金，除足以提供本集團之營運資金所需外，亦令本集團處於有利位置，可於適當機會出現時進行物業收購。

本集團之銀行貸款為無抵押，而本集團之政策乃把到期之債項以中至長期之承諾信貸進行再融資。於二零零三年六月三十日，本集團之銀行貸款總額百分之六須於一年內償還、百分之二十一須於一至四年內償還，而百分之七十三則須於四至七年內償還。

本集團使用之貸款方式包括銀團貸款、定期借款、浮息票據及短期至中期之循環信貸，主要以港幣為單位。所有該等貸款均採用浮息計算利息，並參照香港銀行同業拆息而釐定利息。當情況恰當時，本集團採用利率掉期為其浮息風險作出對沖。為了從香港市場持續的低息環境中受惠，本集團與知名財務機構訂立利率掉期協議，藉此為本集團的浮息風險作出對沖。於二零零三年六月三十日，本集團百分之十七之借貸乃以定息對沖。

僱員

恒隆集團之持續成功，有賴所有部門之員工具備之技能、幹勁及專心致志。於回顧年度結算日，本集團之僱員人數為一千四百九十四人，包括在上海僱用之四百七十三人，以及餘數駐職在香港之一千零二十一人。

如過去數年之做法，本集團繼續投放大量資源以加強員工之才能，並特別重視客戶服務水平之改進。年內舉辦之培訓計劃涵蓋客戶服務技巧和禮貌訓練、以及溝通技巧和普通話課程等。其他員工培訓課程集中於維護僱

deposits, HK$5,768 million committed facilities and HK$1,451 million demand facilities. The ample financial resources available to the Group will provide adequate funding for the Group's operational requirements and also put us in a favourable position to take advantage of potential acquisitions.

Bank borrowings are unsecured, and it is the Group's policy to lengthen its debt maturity profile by refinancing its debts with medium to long-term committed facilities. Of the total bank borrowings as at 30 June 2003, 6% was repayable within one year, 21% was repayable between 1 to 4 years and 73% was repayable between 4 to 7 years.

Borrowing methods used by the Group included syndicated loans, term loans, floating rate notes and revolving facilities with short to medium term maturities, denominated mainly in Hong Kong dollars. The interest rates for all borrowings were floating rate, fixed periodically by reference to the Hong Kong Interbank Offered Rate. When appropriate, the Group used financial instruments to manage its exposure to changing interest rates. In order to benefit from the low interest rates prevailing in the Hong Kong market, the Group concluded interest rate swap agreements with reputable financial institutions to hedge its floating rate interest exposure. As at 30 June 2003, 17% of the Group's borrowings was hedged to fixed interest rates.

EMPLOYEES

The continued success of the Hang Lung Group relies on the skills, motivation and commitment of our staff in all departments. At the year-end, Group employees numbered 1,494. Of these 473 were employed in Shanghai, and the remaining 1,021 located in Hong Kong.


恒隆地產

百萬行
是公司上下員工及其家眷積極參與的活動之一。

Walk-A-Million
was participated by a large number of Hang Lung staff and their families.

員及物業使用者之健康和安全事項，此外並為員工講解「使用顯示屏幕設備的健康指引」以符合新規例的規定。

本集團甚為重視員工之貢獻，因此，除原有之二十年長期服務獎外，更新設十年及十五年長期服務獎，以表揚員工之寶貴價值。於工作環境以外，本集團亦深明為員工孕育社群精神之重要性，故為員工及其家眷舉辦週末海上暢遊活動，藉此加強社群關係。此外，本集團之康體會亦繼續舉辦多項活動，包括海洋公園家庭日、電影觀賞及中國書法課程等，而本集團很多員工及其家眷均有參加公益金舉辦之「百萬行」籌款活動。

本集團抱有信心，眾位員工將繼續為本集團之成功提供穩固之基石，並會秉守本集團為人稱道之高質服務標準。

社會責任

恒隆集團整體均甚為重視對業務地區之社群所肩承之社會責任。於過去一年，本集團致力推動財務及實務之支持計劃，支持範疇遍及文化、小型企業發展，以及教育等，受惠者包括社區團體及個人。

As in past years, substantial resources have been devoted to enhancing competency levels among staff, and in particular to improving levels of customer service. In this regard, training programmes arranged during the year covered customer service skills and courtesy training, as well as communication skills and Putonghua. Other training programmes focused on skills relevant to safeguarding the health and safety of our employees and the users of our properties. A Health Guide on Working with Display Screen Equipment was developed to comply with new regulatory requirements.

In recognition of the high value we place on our employees' contribution, Long Service Awards were introduced for those who have served 10 and 15 years, supplementing the existing 20-year award. Outside the work environment, we continue to recognise the importance of nurturing a community spirit among staff members, through activities such as a weekend cruise for staff members and their families. Our Staff Social Club organised events which have included an Ocean Park Family Day, a movie session and a course in Chinese Calligraphy. A large number of staff and their families also took part in the "Walk-A-Million" to raise funds for the Community Chest.

We remain confident that our employees will continue to provide a firm foundation for the success of the Group and will maintain the high standards of service for which we are known.

SOCIAL RESPONSIBILITY

The Hang Lung Group as a whole is committed to the communities within which we operate. Over the past year, we have refined a programme of financial and practical support over a wide range of fields – cultural, small business development and education. The beneficiaries have been community groups and individuals.



慈善活動
除獲得公司提供實質支持外，管理層亦身體力行，出席活動。

Charity event
received not only practical support, but also supported by management team.

本集團支持之主要重點範疇為教育。香港方面，本集團設計了一項具創意之計劃，藉此鼓勵本地之年青企業家自行創業，方式為在淘大商場預留四十個店舖，並把該處命名為創業徑，申請人倘能提供具創意之意念及可行之業務計劃，並能顯示其有能力把計劃付諸實行者，可獲優惠租務條款使用其中一個店舖進行經營。本集團相信，此項獨特之方式，有助確保過去推動香港商業之「事在人為」理念能延續至未來。

本集團於過去一年作出之其他商務教育活動尚包括Junior Achievement Hong Kong，此乃一項專為高等院校之高年級學生而設之表揚計劃。負責本集團各項業務之同事出席了多個研討會，為學生提供有關公司運作之多方面知識。

在更廣闊之社區層面方面，本集團繼續為公益金以及新成立之工商界關懷非典受難者基金，提供財務和精神上之支持。本集團亦幫助各個研究機構，例如一國兩制研究中心以及中國基金，進行有關商業及社會事務之研究。

本集團以企業身份及透過特定之員工參與計劃，為香港和中國市場其他不勝枚舉之機構提供支持，此特質將繼續為本集團就社會責任所秉持之重要理念。

Our primary focus has been on education. In Hong Kong, we have designed an innovative programme aimed at encouraging the city's young entrepreneurs to establish their own businesses. Forty shop units have been set aside at our Amoy Plaza Complex. The area is known as Discovery Avenue and applicants who produce creative ideas, feasible business plans and show that they have the ability to execute those plans, will each be offered a unit on very favourable rental terms. This, we believe, is a unique way of ensuring that the "can do" philosophy that has driven Hong Kong business in the past, continues into the future.

Other business education commitments we have made over the past year include the Junior Achievement Hong Kong, a tailor-made programme for senior high school students. Hang Lung staff from across the spectrum of the Group's activities participate in seminars that give students an insight into the multi-discipline work of the company.

Within the broader community, we continue to financially and morally support the Community Chest and the newly formed Business Community Relief Fund for Victims of SARS. We have also helped fund business and community related research projects that have been undertaken by research institutes such as the One Country Two Systems Research Institute and the China Foundation.

There are a myriad of other organisations in both our Hong Kong and China marketplaces that we support, both as a corporate entity and through specific staff initiatives. This ethos will remain integral to our philosophy of social responsibility.

董事簡介
Profile of Directors

陳啟宗先生
主席

陳先生現年五十三歲，於一九七二年加盟本集團，一九九一年出任主席。彼亦為恒隆集團之附屬公司—恒隆地產有限公司之主席。陳先生為香港地產建設商會副會長、亞洲企業領袖協會主席、亞洲協會副主席兼其香港分會主席。陳先生亦為香港及海外多間大學及智囊團之管理機構或諮詢機構之成員。彼為美國南加州大學工商管理學系碩士，為本公司非執行董事陳樂宗先生之胞兄。

殷尚賢先生
副主席（獨立非執行董事）

殷先生現年七十二歲，於一九七零年加盟本集團，曾擔任董事局多個職位，包括由一九八六年至一九九二年出任董事總經理，並自一九九二年起出任副主席。殷先生在物業投資及發展方面積逾二十年經驗，且為資深銀行家，並於英國倫敦獲英國銀行學會頒授銀行學文憑。彼現亦為恒隆地產有限公司之副主席。

袁偉良先生
董事總經理

袁先生現年五十二歲，於一九七八年加盟恒隆出任本公司之財務總監。一九八一年晉升為助理董事，開始處理本集團各類業務。彼於一九八八年出任執行董事，繼而於一九九二年獲委任為董事總經理。加盟恒隆前，袁先生在英國及香港之執業會計師行任職共四年。彼畢業於英國曼徹斯特大學，為英格蘭和威爾斯特許會計師協會資深會員，亦為香港會計師公會會員。袁先生擔任多項社會及行業相關之職務，包括香港地產建設商會董事及執行委員會委員、香港房屋協會成員和土地及建設諮詢委員會土地小組委員。袁先生亦為恒隆地產有限公司之董事總經理。

陳樂宗先生
非執行董事

陳先生現年五十二歲，自一九八六年起出任本公司董事。彼獲洛杉磯加州大學頒授工程學學士及碩士學位，並獲哈佛大學頒授博士學位。陳先生為多間投資及控股公司之董事，亦為本集團主席陳啟宗先生之胞弟。

Mr. Ronnie Chichung Chan

Chairman

Aged 53, Mr. Chan joined the Group in 1972 and became Chairman in 1991. He is also Chairman of Hang Lung Properties Limited, a subsidiary of Hang Lung Group. Mr. Chan is a Vice-President of The Real Estate Developers Association of Hong Kong, Chairman of the Asia Business Council, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center. Mr. Chan also serves on the governing or advisory bodies of several universities and think-tanks in Hong Kong and beyond. He has an MBA from the University of Southern California, U.S.A., and is a brother of Mr. Gerald Chan, a Non-Executive Director of the Company.

Mr. Shang Shing Yin

Vice Chairman (Independent Non-Executive)

Aged 72, Mr. Yin joined the Group in 1970, held various positions on the Board, including Managing Director between 1986 and 1992, and has been the Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London, U.K. Mr. Yin is also the Vice Chairman of Hang Lung Properties Limited.

Mr. Nelson Wai Leung Yuen

Managing Director

Aged 52, Mr. Yuen has been with Hang Lung since 1978 when he joined the Company as its Financial Controller. In 1981 he became an Assistant Director and began to assume various operating responsibilities in the Group. In 1988 he became an Executive Director and was appointed Managing Director in 1992. Prior to joining Hang Lung, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, U.K., a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry-related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of Hang Lung Properties Limited.

Mr. Gerald Lokchung Chan

Non-Executive Director

Aged 52, Mr. Chan has been a Director of the Company since 1986. He has Bachelor's and Master's degrees in Engineering from the University of California, Los Angeles, and a Doctorate from Harvard University. Mr. Chan is a director of a number of investment and holding companies. He is a brother of Mr. Ronnie Chan, Chairman of the Group.

陳樂怡女士

獨立非執行董事

陳女士現年五十四歲，於一九九七年四月加盟本集團。在本港及美國之銀行、地產及金融服務行業工作逾十八年，自一九九三年起出任私人投資企業常興集團之董事，積極管理環球資本市場之投資組合，尤其是新興市場及高息產品。除從事公務外，彼亦為中美中心(約翰霍普金斯大學與南京大學之合作計劃)、以及亞洲協會(香港分會)之顧問委員會成員，並參與多項慈善工作。陳女士為華盛頓州喬治華盛頓大學工商管理學系碩士，並持有維珍尼亞大學國際銀行深造證書。彼亦為恒隆地產有限公司之獨立非執行董事。

鄭漢鈞博士 *金紫荊星章、OBE、太平紳士*

獨立非執行董事

鄭博士現年七十六歲，於一九九三年加盟本集團。鄭博士持有天津大學工程學學士學位及英國倫敦皇家學院深造文憑，並為英國倫敦皇家學院資深院士。彼為香港工程師學會之前主席及該會名譽資深會員，亦為香港工程科學院資深會員，英國結構工程師學會前副主席、該會資深會員及金獎章，以及英國土木工程師學會資深會員。鄭博士為香港建築物條例之認可人士及香港註冊結構工程師，並身兼多間公司之董事。鄭博士曾為行政及立法兩局議員。現擔任之公職包括交通諮詢委員會之主席。彼亦為恒隆地產有限公司之獨立非執行董事。

何世良先生

執行董事

何先生現年六十五歲，於一九七七年加盟恒隆，一九九三年獲委任為本公司之執行董事，負責工程策劃管理。彼獲香港大學頒授建築學學士學位，並為英國皇家建築師協會、澳洲皇家建築師學會及香港建築師學會之會員。何先生為英國及澳洲註冊建築師，並為香港建築物條例認可人士(第一名冊)之建築師。於加盟恒隆前，何先生乃前港府之建築師。彼亦為恒隆地產有限公司之執行董事。

Ms. Laura Lok Yee Chen

Independent Non-Executive Director

Aged 54, Ms. Chen joined the Group in April 1997. She has been involved in the banking, real estate, and financial service industries for over eighteen years, both in Hong Kong and in the U.S. Since 1993 she has been a director of the Sterling Group - a private investment entity - and actively manages investment portfolios in global capital markets, with special interests in emerging markets and high-yield products. In addition to her business commitments, she serves on the advisory councils of the Hopkins-Nanjing Center - a joint program between the Johns Hopkins and Nanjing Universities, the Asia Society Hong Kong Center, and participates in numerous philanthropic activities. Ms. Chen holds an MBA from the George Washington University in Washington, DC, and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen is also an Independent Non-Executive Director of Hang Lung Properties Limited.

Dr. Hon Kwan Cheng, *GBS, OBE, JP*

Independent Non-Executive Director

Aged 76, Dr. Cheng joined the Group in 1993. Dr. Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institution of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President, Fellow and Gold Medallist of The Institution of Structural Engineers, and Fellow of The Institution of Civil Engineers, U.K. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr. Cheng holds a number of directorships. He was a Member of both the Executive and Legislative Councils. Among his current public posts, he is Chairman of the Transport Advisory Committee. Dr. Cheng is also an Independent Non-Executive Director of Hang Lung Properties Limited.

Mr. Wilfred Sai Leung Ho

Executive Director

Aged 65, Mr. Ho joined Hang Lung in 1977 and was appointed Executive Director of the Company in 1993 with responsibility for project management. He has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining Hang Lung, Mr. Ho was an architect with the Hong Kong Government. He is also an Executive Director of Hang Lung Properties Limited.

葉錫安先生 *太平紳士*
獨立非執行董事

葉先生現年五十四歲，於一九九八年七月加入董事局。彼為執業律師及公證人，並為孖士打律師行高級合夥人及主席。葉先生熱心社會服務工作，曾任立法局議員、香港律師會前會長及香港教育學院創校主席，現為香港公益金之執行委員會及董事會成員。彼為香港賽馬會之董事及多個公務組織之委員，並擔任本港兩所大學及清華大學之名譽職位以及出任數個專業團體和公共機構之名譽法律顧問。

吳士元先生
執行董事

吳先生現年四十三歲，於二零零一年加盟本集團出任執行董事，現負責本集團兩方面之運作。作為財務及行政總監，彼掌管本集團之策略及企業規劃、財務投資，以及投資者關係，因而同時負責管理本集團之組織及支援運作；而作為租務及物業管理總監，彼掌管本集團之投資組合。

加盟恒隆前，吳先生曾於一九九三年起任職佐丹奴國際有限公司之執行董事。吳先生於香港聯合交易所有限公司之財務科及上市科任職逾五年，期間並被委派到倫敦證券交易所上市部。在此之前，吳先生曾於羅兵咸永道會計師事務所擁有資深的核數經驗。吳先生為澳洲會計師公會會員，彼持有澳洲新南威爾斯大學學士學位及亞洲國際公開大學工商管理碩士學位。吳先生亦為恒隆地產有限公司之執行董事。

Mr. Simon Sik On Ip, *JP*

Independent Non-Executive Director

Aged 54, Mr. Ip joined the Board in July 1998. Mr. Ip is a solicitor and Notary Public, and is the Senior Partner and Chairman of Johnson Stokes and Master. Mr. Ip has a distinguished record of public service. A former Legislative Councillor, past President of the Law Society of Hong Kong and Founding Chairman of the Hong Kong Institute of Education, he is currently a Member of the Executive Committee and Board of Directors of the Community Chest of Hong Kong. He is a Steward of the Hong Kong Jockey Club and a member of a number of other public bodies, holds honorary positions in two local universities and Tsinghua University, and is an Honorary Legal Adviser to several professional associations and public organisations.

Mr. Terry Sze Yuen Ng

Executive Director

Aged 43, Mr. Ng has been with the Group as an Executive Director since 2001, and is responsible for two areas of the Group's activities. As head of Finance and Administration, he leads the Group's strategic and corporate planning, financial investments, and relations with the investment community. In this role, he also manages the Group's organisational and support functions. As head of Leasing and Management, Mr. Ng oversees management of the Group's investment portfolio.

Prior to joining Hang Lung, Mr. Ng was Executive Director of Giordano International Limited, where he had been employed since 1993. Mr. Ng also worked in the Finance and Listing Divisions of The Stock Exchange of Hong Kong Limited for a period of over five years, where he was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a member of CPA Australia and holds a Bachelor's degree in Commerce from the University of New South Wales, Australia, as well as a Master's degree in Business Administration from the Asia International Open University. Mr. Ng is also an Executive Director of Hang Lung Properties Limited.

高級行政人員簡介
Profile of Senior Executive

程式榮先生
公司秘書

程先生現年五十三歲，於一九八八年加盟本集團出任集團財務總監，一九九一年獲委任為公司秘書，二零零二年獲委任為助理董事—財務。彼持有澳洲工商管理學學士學位，並為特許公認會計師公會、特許管理會計師公會、特許秘書及行政人員公會、香港會計師公會及香港稅務學會資深會員，英國銀行學會會員及澳洲註冊會計師。彼亦持有中國當局發出之中國法律證書。

Mr. Robin Sik Wing Ching
Company Secretary

Aged 53, Mr. Ching joined the Group in 1988 as Group Financial Controller and was appointed Assistant Director – Finance in 2002, having been appointed Company Secretary in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Society of Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a Certified Practising Accountant of CPA Australia. He also holds a Certificate in Chinese Laws issued by the Chinese authorities.

集團主要物業
Major Group Properties

(A) 主要發展中物業 Major Properties Under Development

於二零零三年六月三十日
at 30 June 2003

地點 Location	地盤面積（平方米） Site Area (sq.m.)	主要用途 Main Usage	總樓面面積（平方米） Total Gross Floor Area (sq.m.)	集團應佔權益（百分率） Group's Attributable Interest (%)	施工階段 Stage of Completion	預計落成日期 Expected Completion Date
香港 Hong Kong						
君臨天下 柯士甸道西一號， 九龍內地段11080號 The HarbourSide KIL 11080, 1 Austin Road West	13,386	R	128,845	62.1	建築上蓋 Superstructure	2003
Aqua Marine 西九龍填海區，深盛路八號， 新九龍內地段6338號 Aqua Marine NKIL 6338, 8 Sham Shing Road, West Kowloon Reclamation	14,900	R C	96,850* 22,350	52.8	建築上蓋 Superstructure	2003
The Long Beach 西九龍填海區，海輝道， 九龍內地段11152號 The Long Beach KIL 11152, Hoi Fai Road, West Kowloon Reclamation	20,200	R C/O	131,300 20,200	62.1	建築上蓋 Superstructure	2004
君逸山 何文田迦密村街九號， 九龍內地段11122號 Carmel-on-the-Hill KIL11122, 9 Carmel Village Street, Ho Man Tin	1,420	R C	10,654 2,131	62.1	建築上蓋 Superstructure	2003

* *約百分之三十之住宅面積為居者有其屋計劃*
About 30% of the residential area is under Home Ownership Scheme

(A) 主要發展中物業(續) Major Properties Under Development (Continued)

於二零零三年六月三十日
at 30 June 2003

地點 Location	地盤面積（平方米） Site Area (sq.m.)	主要用途 Main Usage	總樓面面積（平方米） Total Gross Floor Area (sq.m.)	集團應佔權益（百分率） Group's Attributable Interest (%)	施工階段 Stage of Completion	預計落成日期 Expected Completion Date
香港 Hong Kong						
地鐵東涌站第一期物業發展，東涌市地段2號 MTRC Tung Chung Station Development Package One, TCTL2	6,300	H	22,000	20	計劃中 Planning	不適用 N/A
上海 Shanghai						
港匯廣場 徐匯區 徐家匯華山路2228號 The Grand Gateway 2228 Hua Shan Lu, Xujiahui, Xuhui District	50,788	R	32,300	66.3	RT2 建築上蓋 Superstructure	2005
		O	62,000		OT1	2005
		O	62,000		OT2 建築上蓋 Superstructure	2006
		S	19,200		建築上蓋 Superstructure	2005
恒隆廣場 靜安區 南京西路1266號 Plaza 66 1266 Nan Jing Xi Lu, Jing An District	31,100	O	81,400	59.1	OT2 地基工程 Foundation	2006

C : 商舖 Commercial　H : 酒店 Hotel　O : 寫字樓 Office　OT1 : 寫字樓第一座 Office Tower 1
OT2 : 寫字樓第二座 Office Tower 2　R : 住宅 Residential　RT2 : 住宅大樓第二座 Residential Tower 2　S : 服務式寓所 Serviced Apartment

(B) 主要投資物業
Major Investment Properties

於二零零三年六月三十日
at 30 June 2003

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓／工業 Office/Industrial	住宅／寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
香港 Hong Kong					
中環及金鐘 Central and Admiralty					
都爹利街6號印刷行，內地段339號 Printing House, 6 Duddell Street, IL339	2848	1,709	5,980	–	–
都爹利街1號浙江第一銀行中心，內地段7310號 Chekiang First Bank Centre, 1 Duddell Street, IL7310	2848	–	9,007	–	–
雪廠街22號樂成行，內地段644號 Baskerville House, 22 Ice House Street, IL644	2880	1,473	3,379	–	–
德輔道中4-4A號渣打銀行大廈，海傍地段103號A段及B段 Standard Chartered Bank Building, 4-4A Des Voeux Road Central, Sections A&B of ML103	2854	4,814**	23,730**	–	16
金鐘道93號金鐘廊 Queensway Plaza, 93 Queensway	2012	6,923	–	–	–

(B) 主要投資物業(續) Major Investment Properties (Continued)

於二零零三年六月三十日
at 30 June 2003

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
銅鑼灣及灣仔 Causeway Bay and Wanchai					
百德新街2-20號恒隆中心，內地段524號及749號 Hang Lung Centre, 2-20 Paterson Street, IL524 & IL749	2864	8,613	22,161	–	126
銅鑼灣物業，百德新街、厚誠街、記利佐治街、加寧街、京士頓街、告士打道，海傍地段231號及52號，內地段469號及470號 Causeway Bay Properties, Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, ML231, ML52, IL469 & IL470	2842, 2864 & 2868	31,072	–	7,935	–
英皇道1號栢景臺，內地段8560號 Park Towers, 1 King's Road, IL 8560	2060*	1,101	–	–	250
港灣道6-8號瑞安中心15至28樓，內地段8633號 15/F-28/F, Shui On Centre, 6-8 Harbour Road, IL8633	2060*	–	16,722	–	42

44

(B) 主要投資物業(續) Major Investment Properties (Continued)

於二零零三年六月三十日
at 30 June 2003

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓／工業 Office/Industrial	住宅／寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
康山及鰂魚涌 Kornhill and Quarry Bay					
康山道1-2號康怡廣場，內地段8566號 Kornhill Plaza, 1-2 Kornhill Road, IL8566	2059*	53,080	10,577	–	1,069
康山道2號康蘭居，內地段8566號 Grand Plaza Apartments, 2 Kornhill Road, IL8566	2059*	–	–	35,275	–
英皇道734號樂基中心，內地段3507號 Stanhope House, 734 King's Road, IL3507	2007*	1,051	26,720	–	70
山頂及半山區 The Peak and Mid-Levels					
山頂道118號山頂廣場，市郊地段3號 The Peak Galleria, 118 Peak Road, RBL3	2047	12,500	–	–	493
花園道花園臺2-3號第二座，內地段896號及2850號 Block 2, Nos. 2&3 Garden Terrace, Garden Road, IL896 & IL2850	2003* & 2886	–	–	1,295	32
司徒拔道41C號御峰，內地段8870號 The Summit, 41C Stubbs Road, IL8870	2047	–	–	15,225	54

(B) 主要投資物業(續) Major Investment Properties (Continued)

於二零零三年六月三十日
at 30 June 2003

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/Apartment	車位數目 No. of Carparking Spaces
港島南區 Hong Kong South					
南灣道9號濱景園，市郊地段994號 Burnside Estate, 9 South Bay Road, RBL994	2072	–	–	9,212	89
旺角 Mongkok					
彌敦道688號旺角中心第一期，九龍內地段1262號 Argyle Centre, Phase I, 688 Nathan Road, KIL1262	2060	101	2,356	–	–
彌敦道627-641A號雅蘭中心，九龍內地段10246號 Grand Tower, 627-641A Nathan Road, KIL10246	2060	19,276	22,637	–	40
彌敦道625號麗斯大廈，九龍內地段10234號 Ritz Building, 625 Nathan Road, KIL10234	2060	1,629	8,614	–	–
廣東道1112-1120號恒通大廈，九龍內地段9708號 Hang Tung Building, 1112-1120 Canton Road, KIL9708	2045*	–	–	–	955
登打士街56號栢裕商業中心，九龍內地段9590號 Park-In Commercial Centre, 56 Dundas Street, KIL9590	2044*	6,297	29,966	–	478

(B) 主要投資物業(續) Major Investment Properties (Continued)

於二零零三年六月三十日
at 30 June 2003

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
尖沙咀 Tsimshatsui					
堪富利士道8號格蘭中心，九龍內地段7725號及8026號 Grand Centre, 8 Humphreys Avenue, KIL7725 & KIL8026	2038	3,688	7,198	-	-
彌敦道221B-E號恒福商業大廈，九龍內地段10619號及8132號 Hanford House, 221B-E Nathan Road, KIL10619 & KIL8132	2037	2,443	3,892	-	-
牛頭角及觀塘 Ngau Tau Kok and Kwun Tong					
牛頭角道77號淘大商場，新九龍內地段53號、1482號、2660號及3947號 Amoy Plaza, 77 Ngau Tau Kok Road, NKIL53, NKIL1482, NKIL2660 & NKIL3947	2047	44,951	-	-	620
牛頭角道7號淘大工業中心，新九龍內地段1744號 Amoycan Industrial Centre, 7 Ngau Tau Kok Road, NKIL1744	2047	-	8,589	-	-
茶果嶺道麗港城商場，新九龍內地段6055號 Laguna Plaza, Cha Kwo Ling Road, NKIL6055	2047	15,619	-	-	165

(B) 主要投資物業(續)
Major Investment Properties (Continued)

於二零零三年六月三十日
at 30 June 2003

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
長沙灣、葵涌及荃灣 **Cheung Sha Wan, Kwai Chung and Tsuen Wan**					
青山道476號百佳大廈, 新九龍內地段1761號 Park Building, 476 Castle Peak Road, NKIL1761	2047	–	13,522	–	–
荔枝角道822號北海集團大廈, 新九龍內地段5568號 CNT Group Building, 822 Lai Chi Kok Road , NKIL5568	2047	–	9,004	–	73
永康街9號, 新九龍內地段6229號 9 Wing Hong Street, NKIL6229	2047	–	35,223	–	95
荔景山道荔灣花園1A1、1A2、 5A、6A及6B號商舖, 測量約分4號地段3336號 Shops 1A1, 1A2, 5A, 6A & 6B, Laichikok Bay Garden, Lai King Hill Road, Lot 3336 of SD4	2047	3,109	–	–	172
青山道443-451號紅A中心, 丈量約分445號地段690號A段 Star Centre, 443-451 Castle Peak Road, Section A of Lot 690 in DD445	2047	–	28,512	–	27
油柑頭青山公路123號汀蘭居, 荃灣市地段356號 The Bay Bridge, 123 Castle Peak Road, Yau Kom Tau, TWTL 356	2047	–	–	20,096	179

(B) 主要投資物業(續) Major Investment Properties (Continued)

於二零零三年六月三十日
at 30 June 2003

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓／工業 Office/Industrial	住宅／寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
上海 Shanghai					
徐匯區 徐家匯華山路2118號港匯花園第一期 The Grand Gateway Garden I, 2118 Hua Shan Lu, Xujiahui, Xuhui District	2063	-	-	32,300	-
徐匯區 徐家匯虹橋路1號港匯廣場 The Grand Gateway, 1 Hong Qiao Lu, Xujiahui, Xuhui District	2043	101,924	-	-	1,100
靜安區 南京西路1266號恒隆廣場 Plaza 66, 1266 Nan Jing Xi Lu, Jing An District	2044	51,700	78,200	-	486

* *可續期七十五年*
With an option to renew for a further term of 75 years

** *集團現擁有面積二萬二千一百零一平方米寫字樓之租金收入，其餘樓面之收租權益將於二零一二年交回本集團。*
The Group is now entitled to rental on 22,101 sq.m. of office area. The rights to rental entitlement in the remaining area will revert to the Group in 2012.

董事局報告
Report of the Directors

董事局欣然提呈截至二零零三年六月三十日止年度其報告及已審核賬項以供省覽。

主要業務

本公司之主要業務為控股投資，並透過其附屬公司從事物業發展以供銷售及租賃、投資物業以供收租之用，以及其他投資。其他業務包括停車場管理及物業管理，並透過合營公司經營乾洗服務。

按業務及地域性分析之本集團營業額及業績載於賬項附註第二項內。

主要附屬公司及合營公司

本集團之主要附屬公司及合營公司，其營業及註冊地點、已發行股本／註冊資本等資料載於賬項附註第三十三及三十四項內。

業績

本集團截至二零零三年六月三十日止年度之溢利及本公司與本集團於該日之財政狀況載於第七十至一百二十六頁之賬項內。

本集團過去十個財政年度之業績、資產及負債概要載於第四及五頁內。

股息

董事現建議派發末期股息每股三角二仙，連同於二零零三年四月二十五日已派發之中期股息每股一角二仙，截至二零零三年六月三十日止年度之全年派息將合共為每股四角四仙。擬派發之末期股息倘於二零零三年十一月十三日舉行之股東週年大會中獲股東通過，將於二零零三年十一月二十八日派發予於二零零三年十一月七日名列股東名冊之股東。

股本

年內本公司股本之變動詳情載於賬項附註第二十四項內。

購回、出售或贖回上市證券

年內本公司及其附屬公司均無購回、出售或贖回本公司之任何上市證券。

儲備

年內本公司及本集團之儲備變動情況載於賬項附註第二十五項內。

捐款

年內本集團之捐款為港幣一千二百二十萬元(二零零二年：港幣二百九十萬元)。

The directors have pleasure in submitting their report together with the audited accounts for the year ended 30 June 2003.

Principal Activities

The principal activities of the Company are investment holding and, through its subsidiaries, property development for sale and leasing, property investment for rental income and other investments. The Group also operates in car park management and property management, and through its jointly controlled entity, the Group is involved in the operation of dry-cleaning.

An analysis of the Group's turnover and trading results by business and geographical segments is set out in Note 2 on the Accounts.

Principal Subsidiaries and Jointly Controlled Entities

A list of principal subsidiaries and jointly controlled entities, together with their countries of operations and incorporation and particulars of their issued share capital/registered capital, is set out in Notes 33 and 34 on the Accounts.

Financial Results

The profit of the Group for the year ended 30 June 2003, and the state of affairs of the Company and of the Group at that date are set out in the Accounts on pages 70 to 126.

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is set out on pages 4 and 5.

Dividends

The directors now recommend a final dividend of 32 cents per share which, together with the interim dividend of 12 cents per share paid on 25 April 2003, makes a total of 44 cents per share in respect of the year ended 30 June 2003. The proposed final dividend, if approved by the shareholders at the Annual General Meeting on 13 November 2003, will be paid on 28 November 2003 to shareholders whose names appear on the Register of Members on 7 November 2003.

Share Capital

Details of movements in share capital of the Company during the year are set out in Note 24 on the Accounts.

Purchase, Sale or Redemption of Listed Securities

During the year, the Company and its subsidiaries had not purchased, sold or redeemed any of the Company's listed securities.

Reserves

Movements in the reserves of the Company and of the Group during the year are set out in Note 25 on the Accounts.

Donations

Donations made by the Group during the year amounted to HK$12.2 million (2002: HK$2.9 million).

銀行貸款及透支

本公司及本集團於二零零三年六月三十日之銀行貸款及透支情況載於賬項附註第十七項內。

資本化之借貸支出

年內本集團資本化之借貸支出款項為港幣一億七千萬元(二零零二年:港幣一億九千二百萬元)。

固定資產

年內固定資產之變動情況載於賬項附註第十項內。

集團主要物業

主要發展中物業及主要投資物業於二零零三年六月三十日之詳情載於第四十一至四十九頁內。

主要供應商及客戶

年內本集團五大供應商合共所佔之購貨額百分比及本集團五大客戶合共所佔之營業額或銷售額百分比各不超過本集團本年度總購貨額及總營業額或銷售額百分之三十。

董事

於本報告日之本公司董事芳名如下,彼等之簡歷載於第三十四至三十九頁內。

姓名	職銜	年齡	擔任本公司董事之時間(年計)
陳啟宗	*主席*	53	31
殷尚賢	*副主席(獨立非執行)*	72	33
袁偉良	*董事總經理*	52	15
陳樂宗	*非執行董事*	52	17
陳樂怡	*獨立非執行董事*	54	6
鄭漢鈞	*獨立非執行董事*	76	10
何世良	*執行董事*	65	10
葉錫安	*獨立非執行董事*	54	5
吳士元	*執行董事*	43	2

Bank Loans and Overdrafts

Particulars of bank loans and overdrafts of the Company and of the Group as at 30 June 2003 are set out in Note 17 on the Accounts.

Borrowing Costs Capitalisation

Borrowing costs capitalised by the Group during the year amounted to HK$170.0 million (2002: HK$192.0 million).

Fixed Assets

Movements in fixed assets during the year are set out in Note 10 on the Accounts.

Major Group Properties

Details of major properties under development and major investment properties as at 30 June 2003 are set out on pages 41 to 49.

Major Suppliers and Customers

During the year, both the percentage of purchases attributable to the Group's 5 largest suppliers combined and the percentage of turnover or sales attributable to the Group's 5 largest customers combined were less than 30% of the total purchases and turnover or sales of the Group respectively.

Directors

The names of the directors of the Company as at the date of this report are as follows and their brief biographical details are set out on pages 34 to 39.

Name	Position Held	Age	Length of Directorship (in years)
Ronnie C. Chan	*Chairman*	53	31
S.S. Yin	*Vice Chairman (Independent Non-Executive)*	72	33
Nelson W.L. Yuen	*Managing Director*	52	15
Gerald L. Chan	*Non-Executive Director*	52	17
Laura L.Y. Chen	*Independent Non-Executive Director*	54	6
H.K. Cheng	*Independent Non-Executive Director*	76	10
Wilfred S.L. Ho	*Executive Director*	65	10
Simon S.O. Ip	*Independent Non-Executive Director*	54	5
Terry S.Y. Ng	*Executive Director*	43	2

遵照本公司組織章程細則第一百零三、一百零四及一百一十八條規定，殷尚賢先生、陳樂怡女士及何世良先生輪值告退，惟願膺選連任。

非執行董事及獨立非執行董事之任職屆滿日期與彼等遵照本公司組織章程細則之條文之預期輪值告退日期一致。

服務合約

擬於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立於一年內倘終止則須作出賠償(法定賠償除外)之服務合約。

董事之合約權益

於年結日或年內，概無任何本公司董事在本公司或其任何附屬公司之任何重要合約中直接或間接擁有重大權益。

除本公司及其附屬公司恒隆地產有限公司之僱員股份期權計劃外，於年內任何時間，本公司或其任何附屬公司概無作出任何安排使本公司董事可藉購入本公司或任何其他機構之股份或債權證而獲益。

遵守最佳應用守則

年內本公司均遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Mr. S.S. Yin, Ms. Laura L.Y. Chen and Mr. Wilfred S.L. Ho retire by rotation and, being eligible, offer themselves for re-election.

The appointments of non-executive director and independent non-executive directors are for specific terms which coincide with their expected dates of retirement by rotation in accordance with the provisions of the Company's Articles of Association.

Service Contract

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

Directors' Interests in Contracts

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company was materially interested, whether directly or indirectly, subsisting during or at the end of the year.

At no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate, apart from the employee share option schemes of the Company and its subsidiary, Hang Lung Properties Limited.

Compliance with the Code of Best Practice

During the year, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

董事之股份權益

根據證券及期貨條例第三百五十二條規定須予備存之登記冊所記錄，董事及其聯繫人於二零零三年六月三十日持有本公司之股份及相關股份之詳情如下：

	本公司		
	每股面值港幣一元之股份		股份期權
	好倉	已發行股本之百分率	股份數目
陳啟宗	–	–	–
殷尚賢	–	–	–
袁偉良	–	–	2,500,000 *(附註1)*
陳樂宗	–	–	–
陳樂怡	–	–	–
鄭漢鈞	–	–	–
何世良	–	–	1,250,000 *(附註1)*
葉錫安	–	–	–
吳士元	–	–	1,250,000 *(附註2)*

附註

1. *本公司於二零零零年二月二十四日根據股份期權計劃，向該列名董事授予股份期權，行使價為每股港幣六元一角二仙。有關期權可分三期行使，於二零零一年二月二十四日起可行使百分之二十，二零零二年二月二十四日起可行使百分之三十，二零零三年二月二十四日起可行使百分之五十，而全部股份期權之行使期將於二零一零年二月二十三日屆滿。*

2. *本公司於二零零一年十一月一日根據股份期權計劃授出該項股份期權，行使價為每股港幣五元八角七仙。有關期權可分三期行使，於二零零二年十一月一日起可行使百分之二十，二零零三年十一月一日起可行使百分之三十，二零零四年十一月一日起可行使百分之五十，而全部股份期權之行使期將於二零一一年十月三十一日屆滿。*

3. *上述股份期權之行使期限可由董事局更改，惟該等期限日期只可提早而不能推遲。*

4. *年內上述董事均無根據股份期權計劃行使有關期權以認購股份。*

除以上所述外，並無本公司董事持有本公司或任何聯營機構之股份、相關股份及債權證中之權益及淡倉。

年內各董事及彼等各自之配偶及未滿十八歲之子女概無獲授任何可認購本公司股份或債權證之權利。

Directors' Interests in Shares

As at 30 June 2003, details of directors' and their associates' interests in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 352 of the Securities and Futures Ordinance are as follows:

	The Company		
	Shares of HK$1.00 each		Share Options
	Long Position	% of Issued Capital	No. of Shares
Ronnie C. Chan	–	–	–
S.S. Yin	–	–	–
Nelson W.L. Yuen	–	–	2,500,000 *(Note 1)*
Gerald L. Chan	–	–	–
Laura L.Y. Chen	–	–	–
H.K. Cheng	–	–	–
Wilfred S.L. Ho	–	–	1,250,000 *(Note 1)*
Simon S.O. Ip	–	–	–
Terry S.Y. Ng	–	–	1,250,000 *(Note 2)*

Notes

1. *These share options were granted to the named directors on 24 February 2000 under the Share Option Scheme of the Company at exercise price of HK$6.12 per share, exercisable in 3 tranches, i.e. 20% from 24 February 2001, 30% from 24 February 2002 and 50% from 24 February 2003, all expiring on 23 February 2010.*

2. *The share option was granted on 1 November 2001 under the Share Option Scheme of the Company at exercise price of HK$5.87 per share, exercisable in 3 tranches, i.e. 20% from 1 November 2002, 30% from 1 November 2003 and 50% from 1 November 2004, all expiring on 31 October 2011.*

3. *The exercise periods of the above-mentioned Share Options are subject to change by the Board at its discretion to an earlier but not a later date.*

4. *During the year, none of the above-mentioned directors has exercised options to subscribe for shares under the Share Option Scheme.*

Other than as stated above, no director of the Company had any interest or short position in the shares, or underlying shares and debentures of the Company or any associated corporation.

During the year, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for shares or debentures of the Company.

主要股東之股份權益

根據證券及期貨條例第三百三十六條規定須予備存之登記冊所記錄，主要股東於二零零三年六月三十日持有本公司之股份及相關股份之權益以及淡倉之詳情如下：

	持有股份數目	已發行股本之百分率
陳譚慶芬	493,463,580 *(附註)*	37.25
Cole Limited	493,463,580 *(附註)*	37.25

附註

此等股份與一信託基金所持有之股份為同一批股份。陳譚慶芬女士為該信託基金之成立人。

其他人士之股份權益

根據證券及期貨條例（「條例」）第三百三十六條規定須予備存之登記冊所記錄，依據條例第XV部披露其權益之其他人士於二零零三年六月三十日持有本公司之股份及相關股份之權益以及淡倉之詳情如下：

	持有股份數目	已發行股本之百分率
The Capital Group Companies, Inc.	94,487,000	7.13
殷志恒	93,693,340 *(a)*	7.07
Kassim Investments Limited	93,593,315 *(b)*	7.07
Parrish Limited	93,593,315 *(b)*	7.07
Kingswick Investment Limited	93,000,000 *(c)*	7.02

附註

(a) Kassim Investments Limited所持有之九千三百五十九萬三千三百一十五股股份以及由Parrish Limited所持有之同一批股份，已包括在上述由殷志恒先生所持有之九千三百六十九萬三千三百四十股股份之數目內。

(b) Kassim Investments Limited所持有之九千三百五十九萬三千三百一十五股股份乃為Parrish Limited所持有之同一批股份。

(c) Kingswick Investment Limited所持有之九千三百萬股股份已包括在主要股東之股份權益中所述由陳譚慶芬女士／Cole Limited所持有之四億九千三百四十六萬三千五百八十股股份之數目內。

核數師

本公司將於即將舉行之股東週年大會上提出決議案，建議再度委任畢馬威會計師事務所為本公司核數師，直至下屆股東週年大會結束為止。

承董事局命
秘書
程式榮*謹啟*
香港，二零零三年八月二十八日

Substantial Shareholders' Interests in Shares

As at 30 June 2003, details of substantial shareholders' interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance are as follows:

	No. of Shares Held	% of Issued Capital
CHAN TAN Ching Fen	493,463,580 *(Note)*	37.25
Cole Limited	493,463,580 *(Note)*	37.25

Note
These shares were the same parcel of shares held by a trust of which Ms. CHAN TAN Ching Fen was the founder.

Other Persons' Interests in Shares

As at 30 June 2003, details of other persons' (who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance ("SFO")) interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO are as follows:

	No. of Shares Held	% of Issued Capital
The Capital Group Companies, Inc.	94,487,000	7.13
YIN Andrew Chi Hang	93,693,340 *(a)*	7.07
Kassim Investments Limited	93,593,315 *(b)*	7.07
Parrish Limited	93,593,315 *(b)*	7.07
Kingswick Investment Limited	93,000,000 *(c)*	7.02

Notes

(a) The 93,593,315 shares held by Kassim Investments Limited and the same parcel of shares held by Parrish Limited were included in the above-mentioned number of 93,693,340 shares held by Mr. YIN Andrew Chi Hang.

(b) The 93,593,315 shares held by Kassim Investments Limited were the same parcel of shares held by Parrish Limited.

(c) The 93,000,000 shares held by Kingswick Investment Limited were included in the number of 493,463,580 shares held by Ms.CHAN TAN Ching Fen / Cole Limited as mentioned in Substantial Shareholders' Interests in Shares.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company until the conclusion of the next Annual General Meeting is to be proposed at the forthcoming Annual General Meeting.

By Order of the Board
Robin S.W. Ching
Secretary
Hong Kong, 28 August 2003

公司管治
Corporate Governance

本公司矢志維持高質素之公司管治，年內均遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載之最佳應用守則。

下表列出本公司之公司管治架構：


董事局
陳啟宗（主席）
殷尚賢*（副主席）
袁偉良（董事總經理）
陳樂宗#
陳樂怡*
鄭漢鈞*
何世良（執行董事）
葉錫安*
吳士元（執行董事）
提名及
薪酬委員會
鄭漢鈞*（主席）
陳樂怡*
葉錫安*
公司秘書
程式榮
審核委員會
葉錫安*（主席）
陳樂怡*
鄭漢鈞*
董事局
執行委員會
陳啟宗
袁偉良
何世良
吳士元
董事總經理
袁偉良
內部審計師
* 獨立非執行董事
# 非執行董事

The Company is committed to maintain high corporate governance practices and has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

The following chart illustrates the Company's corporate governance structure:



Board of Directors
Ronnie C. Chan (Chairman)
S.S. Yin* (Vice Chairman)
Nelson W.L. Yuen (Managing Director)
Gerald L. Chan#
Laura L.Y. Chen*
H.K. Cheng*
Wilfred S.L. Ho (Executive Director)
Simon S.O. Ip*
Terry S.Y. Ng (Executive Director)
Nomination and Remuneration Committee
H.K. Cheng* (Chairman)
Laura L.Y. Chen*
Simon S.O. Ip*
Company Secretary
Robin S.W. Ching
Audit Committee
Simon S.O. Ip* (Chairman)
Laura L.Y. Chen*
H.K. Cheng*
Executive Committee of The Board of Directors
Ronnie C. Chan
Nelson W.L. Yuen
Wilfred S.L. Ho
Terry S.Y. Ng
Managing Director
Nelson W.L. Yuen
Internal Auditor

* *Independent Non-Executive Director*
\# *Non-Executive Director*

董事局

董事局之現有成員包括四名執行董事、四名獨立非執行董事及一名非執行董事。董事局每年舉行最少兩次全體會議，以批准中期業績和末期業績以及擬派中期股息和末期股息，並於有需要時開會商議各類重大交易，包括發行債券、重大收購及出售，以及關連交易(如有)。董事局於二零零二／零三年度內舉行了四次會議，其平均出席率為百分之七十五。

所有董事均可取得以任何形式記錄之適時資料，於有需要時作出進一步查詢。彼等負責確保領導層之連續性；設定卓越之業務策略；確保資金和管理資源足以應付業務策略之推行；並確保財務及內部監控制度健全；業務運作符合適用之法律及規例。

遵照本公司之組織章程細則，新委任之董事須於應屆股東週年大會(「大會」)獲股東重選方可連任。此外，董事人數三分之一須於大會輪值告退，並須獲股東重選方可連任。非執行董事及獨立非執行董事之任職屆滿日期與彼等之預期輪值告退日期一致。

執行委員會

本公司之董事局執行委員會乃於一九八九年成立，現有成員包括全部四名執行董事。彼等每週定期舉行最少一次會議，藉以制定本公司之策略性方向及監察管理層之表現。每位執行董事均完全清楚那些事項須交由董事局全體決定、那些事項可交由執行委員會或管理層負責。

審核委員會

審核委員會乃於一九九九年由董事局設立，其成員包括三名獨立非執行董事。審核委員會每年舉行最少兩至三次會議，與會者包括外聘核數師及內部審計師、財務董事及公司秘書，以討論核數工作之一般範疇及評核集團之內部監控。審核委員會於有需要時與外聘核數師另行開會(管理層並不列席)。於二零零二／零三年度內，審核委員會舉行了兩次會議，各成員均全部列席。

審核委員會之職權範圍包括下列各項：－

- 考慮外聘核數師之委任事宜及與辭職或撤職有關之任何問題；
- 與外聘核數師討論審核性質和範圍；
- 審閱中期業績和末期業績；
- 討論因審核引起之問題及保留意見(如有)；
- 檢討內部審計程序，並確保內部審計功能擁有足夠資源及在本公司內部享有適當地位；及
- 考慮內部調查(如有)之重點結果及管理層之反應。

審核委員會獲董事局授權，可調查其職權範圍內之任何事項；向任何僱員索取任何所需資料，而所有僱員均須就審核委員會之要求作出通力合作；向外界法律人士或其他獨立專業人士尋求意見；及於有需要時邀請具有相關經驗和專才之外界人士參與會議。

The Board of Directors

The Board of Directors currently comprises four executive directors, four independent non-executive directors and one non-executive director. Full Board Meeting is held at least twice a year to approve interim and final results and to propose interim and final dividends. It is also held as and when necessary to discuss significant transactions, including issuance of debt securities, material acquisitions and disposals, and connected transactions, if any. There were four meetings of the Board of Directors in 2002/03 and the average attendance rate was 75%.

All the directors have access to timely information in any form and make further enquiries where necessary. They are responsible for ensuring continuity of leadership, development of sound business strategies, availability of adequate capital and managerial resources to implement the business strategies adopted, adequacy of systems of financial and internal controls and conduct of business in conformity with applicable laws and regulations.

In accordance with the Company's Articles of Association, new appointments to the Board are subject to re-election by shareholders at the upcoming Annual General Meeting ("AGM"). Besides, one-third of the directors will retire from office by rotation for re-election by shareholders at the AGM. Non-executive director and independent non-executive directors are appointed for specific terms, which coincide with their expected dates of retirement by rotation.

Executive Committee

The Executive Committee of The Board of Directors of the Company was formed in 1989. Its present members are the four executive directors who meet regularly at least once a week to establish the strategic direction of the Company, and to monitor the performance of management. Each of them has full understanding on determining which issues require a decision of the full Board and which can be delegated by the Board to the Committee or management.

Audit Committee

An Audit Committee was established by the Board in 1999, which comprises three independent non-executive directors. Meetings are held at least two to three times a year and are attended by external and internal auditors, finance director and company secretary for the purpose of discussing the general scope of audit work and assessing the group internal controls. Separate meetings with external auditors (in the absence of management) are also held as and when required. The Audit Committee held two meetings in 2002/03 and the attendance rate was 100%.

The terms of reference of the Audit Committee include the following:-

- to consider the appointment of external auditors and any questions of resignation or dismissal;
- to discuss with external auditors the nature and scope of the audit;
- to review the interim and final results;
- to discuss problems and reservations arising from audits, if any;
- to review the internal audit programme, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company; and
- to consider the major findings of internal investigations, if any, and management's response.

The Committee is authorised by the Board to investigate any activity within its terms of reference; to seek any information it requires from any employee and all employees are directed to co-operate with any requests made by the Committee; to obtain outside legal or other independent professional advice; and to secure the attendance of outsiders with relevant experience and expertise if necessary.

提名及薪酬委員會

提名及薪酬委員會乃於二零零三年六月設立，其成員包括三名獨立非執行董事。該委員會之主要職責包括下列各項：

- 當董事局出現空缺時，物色董事人選及向董事局作出提名以便董事局進行審批；
- 定期審閱董事局之架構、人數及組合(包括才能、知識及經驗)，就任何改變向董事局作出建議；
- 不時審閱機構內對執行及非執行領導層之需求，確保機構能持續保持有效的市場競爭能力；
- 與董事局釐定及協商有關制定執行董事薪酬之體制或概要政策；
- 在協定之政策範圍內，決定每位執行董事之個別薪酬總額，包括任何退休福利、花紅、獎勵金及股份期權；
- 留意公司或集團內有關僱員福利架構之任何重大轉變並作出建議；及
- 確保符合公司條例及上市規則所載有關披露薪酬(包括退休金)之條文之規定。

董事總經理

董事總經理按照董事局之指示及公司條例之規定負責管理本公司之日常運作。董事總經理主持本公司每月舉行之部門營運會議，並與各部門主管和內部審計師每半年舉行財政預算會議。

公司秘書

公司秘書負責向董事局確保本公司依循程序及遵守適用法律及規例，所有董事均可獲公司秘書提供意見及服務。公司秘書亦就最佳應用守則之施行事宜向主席及董事局提供意見。

責任及內部審計

本公司之賬項乃按照上市規則、公司條例及香港公認會計原則之規定而編製，並貫徹採用合適之會計政策及作出審慎及合理之判斷和估計。董事於財務報告內致力確保就本公司之狀況和前景所作出之評估乃持平及容易理解。

本公司對收入、資本支出和營業支出均設有週全及有效之內部監控制度，並確保本公司之資產受妥善保護及不被挪用；每項運作均獲適當之管理層授權及符合文件程序；確保本公司保存正確之會計記錄及確保財務資料可靠。每年度均編製財政預算，經董事局批准方予採納，並每月向董事局提交業績與預算之比較，以維持有效之內部監控制度。

內部審計師並不界入本公司之日常運作及會計職務，直接向審核委員會及董事總經理定期作出匯報。彼可審閱本集團所有業務操作及內部監控資料而不受規限，並定期審計各項常規、程序、開支及內部監控制度。

Nomination and Remuneration Committee

A Nomination and Remuneration Committee was set up in June 2003, constituted by three independent non-executive directors. The terms of reference of the Committee include the following:

- to identify and nominate for the approval of the Board, candidates to fill Board vacancies as and when they arise;
- to regularly review the structure, size and composition (including the skills, knowledge and experience) of the Board and make recommendations to the Board with regard to any changes;
- to keep under review the leadership needs of the organisation, both executive and non-executive, with a view to ensuring the continued ability of the organisation to compete effectively in the marketplace;
- to determine and agree with the Board the framework or broad policy for the remuneration of the executive directors;
- within the terms of the agreed policy, to determine the total individual remuneration package of each executive director including any retirement benefits, bonuses, incentive payments and share options;
- to be aware of and advise on any major changes in employee benefit structures throughout the Company or Group; and
- to ensure that provisions regarding disclosure of remuneration, including pensions, as set out in the Companies Ordinance and Listing Rules, are fulfilled.

Managing Director

The Managing Director is in charge of the Company's day to day management in accordance with the instructions issued by the Board of Directors, and regulations under the Companies Ordinance. The Managing Director chairs the monthly meetings of the Company's various operational divisions. He also conducts semi-annual budget meetings with divisional heads and the Internal Auditor.

Company Secretary

All directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that procedures are followed and that applicable laws and regulations are complied with. The Company Secretary is also a source of advice to the Chairman and to the Board on the implementation of the Code of Best Practice.

Accountability and Internal Audit

The Company's accounts are prepared in accordance with the Listing Rules, Companies Ordinance and also the accounting principles generally accepted in Hong Kong. Appropriate accounting policies are selected and applied consistently; judgements and estimates made are prudent and reasonable. The directors endeavour to ensure a balanced and understandable assessment of the Company's position and prospects in financial reporting.

The Company maintains a comprehensive and effective internal control system on income and capital and revenue expenditures. It also makes sure that the Company's assets are well protected and there is no misappropriation of assets; that authorization by appropriate level of management has been obtained and documented for every aspect of operations; that proper accounting records are maintained and financial information is reliable. Annual budgets are prepared and are subject to Board approval before being adopted. Results of operations against budgets are reported monthly to the Board, so as to maintain an effective internal control system.

The Internal Auditor, who is independent of the Company's daily operations and accounting functions, reports directly to the Audit Committee and the Managing Director on a regular basis. He has unlimited access to review all aspects of activities and internal controls of the Group, and regularly conducts audits of the practices, procedures, expenditure and internal controls.

操守守則

本公司自一九九四年起採納集團操守守則(「操守守則」),為員工列出包括下列事宜之清晰指引:

- 防止賄賂條例;
- 索取、收受及提供利益;
- 可接受之款宴性質及次數;
- 正確使用專利資料;
- 處理利益衝突;
- 正確使用本公司之資產及資源;
- 業務伙伴借貸往來之限制;及
- 於辦公時間以外之個人操守,包括兼職事宜。

操守守則亦就其他事宜列出指引,包括與供應商、承辦商、客戶及消費者之關係;對股東和財經界之責任;以及僱傭常規。

為監察及貫徹操守守則之遵從,各部門經理負責確保其下屬充分瞭解及遵守該等準則和規定。違規之僱員會受到處分,包括被勒令離職。並會向廉政公署或其他有關機構舉報涉嫌貪污或其他罪行。倘任何董事查詢關於股東、潛在股東、客戶、消費者、供應商、承辦商及本公司之僱員所作出之投訴,公司秘書須直接向該董事作出回答,以確保有關投訴獲公平及有效率之處理。

此外,所有高於界定職級的僱員均須每半年填寫並簽署「利益申報」,披露其直接或間接在本公司及其附屬公司及聯營公司持有之利益,以確保所有業務管理均按照最高的實務準則及公司管治準則進行。

股東關係

本公司之股東週年大會(「大會」)為董事局與本公司之股東提供溝通良機。大會通告及有關文件於大會舉行日期前最少二十一日寄予股東。股東均踴躍出席大會。

透明度及披露

本公司致力向股東和投資者披露其業務之相關資料,除透過本公司之年報及中期報告外,並定期與分析員會面、舉行記者會及發放新聞稿等。投資者、傳媒或公眾人士之所有查詢,均由執行董事、公司秘書或適當之高層管理人員負責解答。

任何人士均可透過互聯網查閱本公司之資料。除提供財務等傳統資料外,本公司之網頁亦提供本公司其他最新資料,包括可供出售物業、租賃物業、公司已發行股本、主要股東之股份權益、公司大事紀要、供分析員及投資者參考之公司資料、經常提問之問題等。

Code of Conduct

The Company has adopted a corporate code of conduct since 1994 ("the Code of Conduct"), setting out clear guidelines for staff on matters such as:

- Prevention of Bribery Ordinance;
- solicitation, acceptance and offer of advantages;
- acceptable nature and frequency of entertainment;
- proper use of proprietary information;
- handling of conflict of interest situations;
- proper usage of the Company's assets and resources;
- restriction on loans to and from business associates; and
- personal conduct outside hours of work, including outside employment.

The Code of Conduct also sets out guidelines on matters in relation to suppliers and contractors; customers and consumers; responsibilities to shareholders and the financial community; and employment practices.

In order to monitor and enforce the compliance of the Code of Conduct, functional managers are responsible for ensuring their subordinates understand well and comply with the standards and requirements as stipulated. Any violation thereof will result in the staff being disciplined, including termination of employment. Suspected corruption or other forms of criminality will be reported to the Independent Commission Against Corruption or appropriate authorities. The Company Secretary will also answer directly to any Board member for impartial and efficient handling of complaints received from all shareholders and potential shareholders; customers and consumers; suppliers and contractors and all employees of the Company.

Also, all employees above a designated level are required to complete and sign a Statement of Interest bi-annually declaring their interest, directly or indirectly, with the Company and its subsidiaries and associated companies, so as to make sure that all operations are managed in accordance with the highest standards of practice and corporate governance.

Relations with Shareholders

The Company's Annual General Meeting ("AGM") provides a good opportunity for communication between the Board and the Company's shareholders. Notice of the AGM and related papers are sent to shareholders at least 21 calendar days before the meeting. It is well participated by the shareholders.

Transparency and Disclosure

The Company is committed to disclose relevant information on its activities to its shareholders and investors through regular analysts' briefings, press conferences and press releases, apart from the Company's annual and interim reports. All inquiries from investors, media or the public are responded to by executive directors, company secretary or appropriate members of senior management.

The Company's information is also accessible to all via the internet. Besides providing the traditional financial data, the Company's website also includes the most updated information on the Company including properties available for sale and let, latest issued capital, updated substantial shareholders' interests in shares, major corporate events, presentation for analysts and investors, and most frequently asked questions.

核數師報告
Report of the Auditors

致恒隆集團有限公司各股東
(於香港註冊成立的有限公司)

To the Shareholders of Hang Lung Group Limited
(Incorporated in Hong Kong with limited liability)

本核數師(以下簡稱「我們」)已審核刊於第七十至一百二十六頁按照香港公認會計原則編製的賬項。

We have audited the accounts on pages 70 to 126 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師的責任

香港《公司條例》規定董事須編製真實和公允的賬項。在編製這些賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並説明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果，對這些賬項提出獨立意見，並按照香港《公司條例》第一百四十一條的規定，只向作為法人團體的股東報告。除此以外，我們的報告不可用作其他用途。我們概不就本報告的內容，對任何其他人士負責或承擔法律責任。

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時，是以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充份的憑證，就賬項是否存在重大的錯誤陳述，作合理的確定。在提出意見時，我們亦已衡量賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

意見

我們認為，上述的賬項均真實和公允地反映　貴公司及　貴集團於二零零三年六月三十日的財政狀況和　貴集團截至該日止年度的溢利及現金流量，並已按照香港《公司條例》適當地編製。

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

畢馬威會計師事務所
執業會計師

KPMG
Certified Public Accountants

香港，二零零三年八月二十八日

Hong Kong, 28 August 2003

財務報表
Financial Statements

綜合收益表
Consolidated Income Statement

截至二零零三年六月三十日止年度
以港幣為單位

For the year ended 30 June 2003
Expressed in Hong Kong dollars

		附註 Note	2003 百萬元 $Million	2002 百萬元 $Million
營業額	Turnover	2(a)	**3,421.4**	3,254.0
其他收入	Other revenue	3	**75.4**	209.8
直接成本及營業費用	Direct costs and operating expenses		**(1,827.0)**	(1,451.1)
行政費用	Administrative expenses		**(127.9)**	(164.5)
未計財務費用前之營業溢利	Profit from operations before finance costs		**1,541.9**	1,848.2
財務費用	Finance costs	4	**(343.6)**	(372.5)
營業溢利	Operating profit	4	**1,198.3**	1,475.7
應佔合營公司業績	Share of results of jointly controlled entities		**(44.9)**	23.5
除税前溢利	Profit before taxation	2(a)	**1,153.4**	1,499.2
税項	Taxation	6(a)	**(152.5)**	(133.1)
除税後溢利	Profit after taxation		**1,000.9**	1,366.1
少數股東權益	Minority interests		**(512.9)**	(674.3)
股東應佔純利	Net profit attributable to shareholders	25	**488.0**	691.8
股息	Dividends	8	**582.9**	582.4
每股盈利	Earnings per share	9		
基本	Basic		**36.9¢**	52.3¢
攤薄	Diluted		**36.8¢**	52.2¢

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

資產負債表
Balance Sheets

二零零三年六月三十日
以港幣為單位

At 30 June 2003
Expressed in Hong Kong dollars

		附註 Note	集團 Group 2003 百萬元 $Million	集團 Group 2002 百萬元 $Million	公司 Company 2003 百萬元 $Million	公司 Company 2002 百萬元 $Million
資產	ASSETS					
非流動資產	Non-current assets					
固定資產	Fixed assets	10	**31,166.1**	32,402.2	**-**	-
附屬公司權益	Interest in subsidiaries	11	**-**	-	**12,902.6**	13,403.0
合營公司權益	Interest in jointly controlled entities	12	**1,390.6**	1,648.4	**3.6**	2.3
貸款及投資	Loans and investments	13	**501.8**	260.4	**-**	-
			33,058.5	34,311.0	**12,906.2**	13,405.3
流動資產	Current assets					
存貨	Inventories	14	**11,456.2**	9,975.5	**-**	-
應收賬款及其他應收款	Trade and other receivables	15	**286.4**	308.1	**0.2**	0.2
投資項目	Investments	16	**11.9**	653.5	**-**	-
現金及銀行存款	Cash and deposits with banks		**1,683.8**	3,673.2	**-**	3.1
			13,438.3	14,610.3	**0.2**	3.3
流動負債	Current liabilities					
銀行貸款及透支	Bank loans and overdrafts	17	**601.1**	306.1	**0.2**	-
應付賬款及其他應付款	Trade and other payables	18	**2,044.5**	1,976.7	**4.5**	4.7
稅項	Taxation	6(b)	**372.1**	350.4	**-**	-
			3,017.7	2,633.2	**4.7**	4.7
流動資產／(負債)淨值	Net current assets/(liabilities)		**10,420.6**	11,977.1	**(4.5)**	(1.4)
資產減流動負債總值	Total assets less current liabilities		**43,479.1**	46,288.1	**12,901.7**	13,403.9
非流動負債	Non-current liabilities					
銀行貸款	Bank loans	17	**9,236.0**	9,166.9	**-**	-
可換股債券	Convertible bonds	19	**3,414.1**	3,390.3	**-**	-
其他長期負債	Other long term liabilities	20	**1,302.6**	1,349.7	**-**	-
			13,952.7	13,906.9	**-**	-
少數股東權益	Minority interests	23	**12,486.5**	14,221.3	**-**	-
資產淨值	NET ASSETS		**17,039.9**	18,159.9	**12,901.7**	13,403.9

二零零三年六月三十日 *At 30 June 2003*
以港幣為單位 *Expressed in Hong Kong dollars*

			集團 Group		公司 Company	
		附註 Note	**2003 百萬元 $Million**	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
資本及儲備	CAPITAL AND RESERVES					
股本	Share capital	24	**1,324.6**	1,323.8	**1,324.6**	1,323.8
儲備	Reserves	25	**15,715.3**	16,836.1	**11,577.1**	12,080.1
股東權益	Shareholders' funds		**17,039.9**	18,159.9	**12,901.7**	13,403.9

袁偉良 *董事總經理* **吳士元** *執行董事* **Nelson W. L. Yuen** *Managing Director* **Terry S. Y. Ng** *Executive Director*

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

綜合權益變動表
Consolidated Statement of Changes in Equity

截至二零零三年六月三十日止年度 *For the year ended 30 June 2003*
以港幣為單位 *Expressed in Hong Kong dollars*

		附註 Note	2003 百萬元 $Million	2002 百萬元 $Million
於七月一日之總權益	Total equity at 1 July		**18,159.9**	19,146.6
投資物業重估減值	Revaluation deficit of investment properties	25	**(975.1)**	(1,010.5)
應佔合營公司投資物業之重估減值	Share of revaluation deficit of investment properties held by jointly controlled entities	25	**(31.8)**	(10.6)
出售物業所變現之儲備	Reserve realised on disposal of property	25	**(19.5)**	(73.6)
出售合營公司所變現之資本儲備	Realisation of capital reserve on disposal of jointly controlled entities	25	**(0.2)**	(20.5)
增加附屬公司投資之資本儲備	Capital reserve for increase in investment in a subsidiary	25	**-**	10.8
撇銷商譽所變現之資本儲備	Goodwill written off realised from capital reserves	25	**-**	2.2
換算附屬公司賬項產生之匯兌(虧損)／收益	Exchange (losses)/gains on translation of subsidiaries	25	**(3.7)**	4.2
未計入綜合收益表之淨虧損	Net losses not recognised in the consolidated income statement		**(1,030.3)**	(1,098.0)
本年度純利	Net profit for the year		**488.0**	691.8
去年度末期股息	Final dividend in respect of previous year		**(423.7)**	(423.2)
本年度中期股息	Interim dividend in respect of current year		**(158.9)**	(158.8)
股份期權被行使	Exercise of share options		**4.9**	9.2
回購附屬公司股份	Repurchase of shares by a subsidiary	25	**-**	(7.7)
於六月三十日之總權益	Total equity at 30 June		**17,039.9**	18,159.9

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

綜合現金流量表
Consolidated Cash Flow Statement

截至二零零三年六月三十日止年度
以港幣為單位

For the year ended 30 June 2003
Expressed in Hong Kong dollars

		附註 Note	2003 百萬元 $Million	2002 百萬元 $Million
經營活動	Operating activities			
來自經營業務之現金	Cash generated from operations	26(a)	**77.7**	488.4
已付香港利得稅	Hong Kong profits tax paid		**(126.3)**	(120.3)
(用於)/來自經營活動之現金淨額	Net cash (used in)/generated from operating activities		**(48.6)**	368.1
投資活動	Investing activities			
購買固定資產付款	Purchase of fixed assets		**(171.9)**	(433.4)
出售固定資產所得款項	Disposal of fixed assets		**183.0**	411.0
已收利息	Interest received		**45.2**	106.8
已收合營公司股息	Dividends received from jointly controlled entities		**26.3**	111.5
購買投資項目付款	Purchase of investments		**(235.9)**	–
出售投資項目所得款項	Disposal of investments		**3.4**	132.1
非上市投資項目償還貸款淨額	Net repayment of advances from unlisted investments		**1.4**	4.1
合營公司還款	Repayment from jointly controlled entities		**137.1**	134.1
貸款予合營公司	Advances to jointly controlled entities		**(21.5)**	(37.9)
出售合營公司所得款項	Disposal of jointly controlled entities		**16.5**	–
(用於)/來自投資活動之現金淨額	Net cash (used in)/generated from investing activities		**(16.4)**	428.3
融資活動	Financing activities			
新增銀行貸款	New bank loans		**8,739.1**	11,531.5
償還銀行貸款	Repayment of bank loans		**(8,369.2)**	(14,380.1)
利息及其他輔助借貸支出	Interest and other ancillary borrowing costs paid		**(441.5)**	(489.9)
已付融資租約費用	Finance lease charges paid		**(58.1)**	(60.8)
已付股息	Dividends paid		**(582.6)**	(582.0)
已付少數股東股息	Dividends paid to minority shareholders		**(490.6)**	(538.4)
股份期權被行使所得款項	Exercise of share options		**4.9**	9.2
新增少數股東貸款	Advances from minority shareholders		**78.9**	44.1
償還予少數股東	Repayment to minority shareholders		**(761.9)**	(185.8)
已付融資租約之資本部份	Capital element of finance lease		**(40.4)**	(33.8)
少數股東之投資所得款項	Investments by minority shareholders		**2.8**	0.2
發行可換股債券	Issue of convertible bonds		**-**	3,387.0
回購附屬公司股份	Repurchase of shares by a subsidiary		**-**	(13.2)
用於融資活動現金淨額	Net cash used in financing activities		**(1,918.6)**	(1,312.0)
現金及現金等價物之減少	Decrease in cash and cash equivalents		**(1,983.6)**	(515.6)
於七月一日之現金及現金等價物	Cash and cash equivalents at 1 July		**3,667.1**	4,182.7
於六月三十日之現金及現金等價物	Cash and cash equivalents at 30 June	26(b)	**1,683.5**	3,667.1

賬項附註乃本賬項之一部份。

The annexed notes form part of these accounts.

以港幣為單位 *Expressed in Hong Kong dollars*

1 主要會計政策 Principal Accounting Policies

(甲) 遵例聲明

本賬項已按照香港會計師公會頒布之所有適用《會計實務準則》及解釋、香港公認會計原則及香港《公司條例》之規定編製。此外，本賬項亦已符合《香港聯合交易所有限公司證券上市規則》有關之披露規定。本集團採用之主要會計政策概述如下。

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the relevant disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

(乙) 賬項編製基準

正如下文會計政策(庚)及(辛)1所分別解釋，除某些證券投資項目按市值及投資物業按重估值入賬外，本賬項是以歷史成本作為編製基準。

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the marking to market of certain investments in securities and the revaluation of investment properties as explained in accounting policy (g) and (h)1 respectively below.

(丙) 綜合賬之編製基準

本綜合賬包括恒隆集團有限公司及其附屬公司截至每年六月三十日止之賬項。年內購入或出售之附屬公司，自收購日起或至出售日止之業績已包括於集團之綜合收益表內。所有重大的集團內部往來結餘及交易於綜合賬內抵銷。

(c) Basis of consolidation

The consolidated accounts incorporate the accounts of Hang Lung Group Limited and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany balances and transactions are eliminated on consolidation.

(丁) 附屬公司

附屬公司乃本集團直接或間接持有其一半以上之已發行股本、或控制其一半以上之投票權、或控制其董事局組成之公司。當本公司有權直接或間接支配附屬公司的財務及經營政策，並藉此從其活動中取得利益，均視為受本公司控制。

在本公司之資產負債表內，附屬公司之投資乃按成本值減去任何減值虧損列賬。本公司按於結算日已收及應收附屬公司之股息確認附屬公司之業績。

(d) Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses. The results of subsidiaries are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

以港幣為單位 *Expressed in Hong Kong dollars*

1 主要會計政策(續) Principal Accounting Policies (Continued)

(戊) 合營公司

合營公司乃一間由本集團或本公司與其他人士按一項合約性安排而經營之公司，而在該項合約性安排下，本集團或本公司與一名或多名其他人士對該公司之經濟活動共同行使控制權。

本集團於合營公司之權益乃以權益法在綜合賬目內列賬，最初乃以成本作記錄，其後按本集團應佔合營公司之淨資產於收購後之改變作出調整。綜合收益表反映本集團應佔合營公司於收購後之年度業績。

在本公司之資產負債表內，合營公司之權益乃按成本值減任何減值虧損列賬。本公司按於結算日已收及應收合營公司之股息確認合營公司之業績。

(己) 商譽

編製綜合賬所產生之商譽或負商譽，乃指收購成本超出或低於本集團應佔所收購可辨認資產及負債之公允價值之差額。

(e) Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

(f) Goodwill

Goodwill or negative goodwill arising on consolidation represents the excess or shortfall respectively of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(己) 商譽(續)

由二零零一年七月一日起，本集團把新收購事項產生之商譽確認為資產，並按其估計可使用年期以直線法於綜合收益表內攤銷。商譽按成本值減累積攤銷及任何減值虧損列賬。倘負商譽關乎在收購計劃內確定之預計未來虧損及開支，則有關負商譽於未來虧損及開支確認時在綜合收益表內確認。任何餘下負商譽(不超出所收購之非貨幣資產之公允價值)按可折舊或攤銷之非貨幣資產之加權平均可使用年期在綜合收益表內確認。超出所收購非貨幣資產公允價值之負商譽，則即時在綜合收益表內確認。尚未於綜合收益表內確認之負商譽，跟商譽屬於同一資產負債表類別，以資產減項呈列。

出售附屬公司或合營公司時，商譽或負商譽應佔之數額均計入出售溢利或虧損。

本集團採用《會計實務準則》第三十號內之過渡期條款，毋須就二零零一年七月一日前因收購而產生並已撥入儲備之商譽或負商譽作出追溯性調整。

(f) Goodwill (Continued)

Goodwill arising on new acquisitions effective from 1 July 2001 is recognised as an asset and amortised to the consolidated income statement on a straight line basis over its estimated useful life. Goodwill is stated at cost less accumulated amortisation and any impairment losses. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition, it is recognised in the consolidated income statement when future losses and expenses are recognised. Any remaining negative goodwill not exceeding the fair value of non-monetary assets acquired is recognised in the consolidated income statement over the weighted average useful life of the non-monetary assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of those non-monetary assets acquired is recognised in the consolidated income statement immediately. Any negative goodwill not yet recognised in the consolidated income statement is presented as a deduction from the assets in the same balance sheet classification as goodwill.

On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill or negative goodwill is included in the calculation of the profit or loss on disposal.

The Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill or negative goodwill that arose from acquisitions prior to 1 July 2001, which were previously taken to reserves.

(庚) 證券投資項目

按界定之長線目標並擬持續持有但非屬於附屬公司及合營公司投資之證券投資項目，均列為非流動資產，並按成本值減董事參照其公允價值後認為需要作出之非暫時性減值準備列賬。此等投資之業績乃按已收及應收之股息及利息確認入賬。任何有關之準備均在收益表內確認為開支。

所有其他投資之公允價值在資產負債表內列賬。公允價值之變動已計入收益表內。

(g) Investments in securities

Investments in securities intended to be held on a continuing basis, for an identified long term purpose which are not investments in subsidiaries and jointly controlled entities, are classified under non-current assets and are carried at cost less provision for diminution in value which is other than temporary as considered by the directors by reference to the fair values. Results of these investments are recognised only to the extent of dividends and interests received and receivable. Any such provisions are recognised as an expense in the income statement.

All other investments are stated at fair value in the balance sheet. Changes in fair value are dealt with in the income statement.

以港幣為單位

Expressed in Hong Kong dollars

1 主要會計政策(續)

Principal Accounting Policies (Continued)

(辛) 物業

1. 投資物業

投資物業乃持作長期資本投資作收租用途之物業。此等物業每年均由外聘專業測計師進行估值，並按公開市值列賬，惟地契年期尚餘二十年或以下之投資物業則按其攤銷後之成本值列賬。投資物業重估產生之增值將記入投資物業重估儲備賬內，而重估產生之減值乃按投資組合之基準先從以往重估增值抵銷，差額則列入收益表內。重估增值或減值均於出售投資物業時撥入收益表內。

發展中物業以成本值列賬，成本包括資本化之借貸支出(如有)及專業服務費，並扣除任何減值虧損。作收租用途之物業在發展工程完成後歸類為投資物業。

2. 發展中可供出售物業

發展中可供出售物業皆列入流動資產內，並以成本值及可變現淨值兩者中較低者列賬。物業發展費用包括資本化之借貸支出(如有)及專業服務費，加上截至結算日之應佔溢利減已收取代管人之款項。可變現淨值乃按管理層參照目前市況而決定之估計物業售價減出售物業涉及之費用。

凡一項發展物業於落成前出售，所得溢利於買賣協議簽署後開始確認。年內確認之溢利乃按物業之落成程度及預售期之付款方法列為估計完工時總溢利之一部份，並就或然負債作出適當準備。

(h) Properties

1. Investment properties

Investment properties are properties held as long term capital investments for rental purposes. They are stated at their open market value which is assessed annually by external qualified valuers, except for investment properties with an unexpired lease term of 20 years or less which are stated at amortised cost. Surpluses arising on revaluation are credited to the investment property revaluation reserve; deficits arising on revaluation are firstly set off against any previous revaluation surpluses on a portfolio basis and thereafter taken to the income statement. Revaluation surpluses or deficits are dealt with in the income statement upon disposal.

Properties under development are stated at cost, including borrowing costs capitalised, if any, and professional fees, less any impairment losses. A property developed for rental purposes is classified as an investment property when the construction work and development have been completed.

2. Properties under development for sale

Properties under development for sale are classified under current assets and stated at the lower of cost and net realisable value. Property development costs include borrowing costs capitalised, if any, and professional fees, plus attributable profit taken to date, less sums received from stakeholders. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

When a development property is sold in advance of completion, recognition of profit commences when the sale and purchase agreement has been signed. The profits recognised in a year are computed as a proportion of the total estimated profit to completion and such proportion is calculated by reference to the degree of completion for the property and the terms of payment for the properties pre-sold, with due allowance for contingencies.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(辛) 物業(續)

3. 待售已建成物業

待售已建成物業皆列入流動資產，並以成本值及可變現淨值之較低者入賬。可變現淨值乃按管理層參照目前市況而決定之估計物業售價減出售物業涉及之費用。

物業出售時，該等物業之賬面值乃於有關收入之確認期內確認為開支。物業之任何減值至可變現淨值均於減值期內確認為開支。倘若可變現淨值增加導致已作出之任何減值出現逆轉時，則於增值期內扣減同期的確認開支。

(h) Properties (Continued)

3. Completed properties for sale

Completed properties for sale are classified under current assets and stated at the lower of cost and net realisable value. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

When properties are sold, the carrying amount of those properties is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of properties to net realisable value is recognised as an expense in the period the write-down occurs. The amount of any reversal of any write-down of properties, arising from an increase in net realisable value, is recognised as a reduction in the amount of properties recognised as an expense in the period in which the reversal occurs.

(壬) 其他固定資產

1. 其他固定資產按成本值減累計折舊及任何減值虧損列賬。

2. 租賃資產

由承租人承擔資產擁有權之絕大部份風險及利益之資產租約均列為融資租約，而租賃人未有把資產擁有權之全部風險及利益轉移之資產租約則列為營業租約。

(i) 根據融資租約購買之資產

本集團根據融資租約而購買供使用之資產，乃按其公允價值或最少應付租金之現值較低者計入固定資產內，而相應之負債在扣除融資費用後，則列作融資費用於租約承擔入賬。包含在租金內之融資費用於租約期內在收益表內扣除，使每個會計期間在負債餘額中扣除之融資費用大致維持相若之水平。減值虧損(如有)乃按下文會計政策(子)計算。

(i) Other fixed assets

1. Other fixed assets are stated at cost less accumulated depreciation and any impairment losses.

2. Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Impairment losses, if any, are accounted for in accordance with the accounting policy (k) below.

以港幣為單位 Expressed in Hong Kong dollars

1 主要會計政策(續) Principal Accounting Policies (Continued)

(壬) 其他固定資產(續)

2. 租賃資產(續)

(ii) 按營業租約持有供使用之資產

本集團根據營業租約出租之資產，乃按其性質而計入資產負債表內。並在適用情況下按下文會計政策(癸)所述之本集團折舊政策作出折舊。來自營業租約之收入按下文會計政策(卯)2所述之本集團收入確認政策作出確認。

(i) Other fixed assets (Continued)

2. Leased assets (Continued)

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in accounting policy (j) below. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies as set out in accounting policy (n)2 below.

(癸) 折舊

1. 投資物業

地契年期尚餘二十年以上之投資物業於估值時均按其樓宇狀況計算時值，故毋須提撥折舊準備。

地契年期尚餘二十年或以下之投資物業，乃以直線折舊法按契約尚餘年期撇銷其賬面價值。

2. 發展中物業

發展中之物業並無作出折舊準備。

3. 其他固定資產

其他固定資產之折舊乃按個別資產下列預計可使用年期以直線折舊法撇銷其成本值：

契約土地	地契尚餘年期
樓宇	五十年或地契尚餘年期(取較短者)
傢俬及設備	四至二十年
車輛	五年

(j) Depreciation

1. Investment properties

No depreciation is provided for investment properties with an unexpired lease term of over 20 years as the valuation takes into account the state of each property at the date of valuation.

Depreciation is provided for investment properties with an unexpired lease term of 20 years or less. It is calculated to write off the carrying value on a straight line basis over the remaining term of the leases.

2. Properties under development

No depreciation is provided for properties under development.

3. Other fixed assets

Depreciation on other fixed assets is provided so as to write off the cost on a straight line basis over their estimated useful lives as follows:

Leasehold land	unexpired lease term
Buildings	50 years or unexpired lease term, whichever is shorter
Furniture and equipment	4 – 20 years
Motor vehicles	5 years

(子) 資產減值

本集團於每個結算日均會進行評估，決定投資物業以外之資產是否出現任何減值跡象。倘出現減值跡象時，則估計資產之可收回值(以售價淨值或使用價值較高者為準)，並在適當時把資產賬面值減至其可收回值。除非資產以重估值入賬，其減值虧損將被視為重估減值，否則減值虧損於收益表內確認。

(k) Impairment of assets

An assessment is carried out at each balance sheet date to determine whether there is any indication that assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the asset, being the greater of its net selling price or value in use, is estimated. The carrying amount of the asset is reduced to its recoverable amount where appropriate. Such impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case it is treated as a revaluation decrease.

以港幣為單位 Expressed in Hong Kong dollars

1 主要會計政策(續) Principal Accounting Policies (Continued)

(丑) 可換股債券

可換股債券歸類為負債直至轉換為股份為止,並以本金扣除發行所支付費用及折讓或溢價列賬。可換股債券之折讓或溢價乃於發行日起至債券贖回日期間,以直線法在收益表內攤銷或確認。發行費用於債券期內以直線法在收益表內攤銷。

(l) Convertible bonds

Convertible bonds are classified as liabilities until they are being converted into equity and are stated at principal amount net of issuing costs and discounts or premium. Discounts or premium on convertible bonds are amortised to or recognised in the income statement on a straight line basis over the period from the issuing date to the date of redemption of the bonds. Issuing costs are amortised to the income statement on a straight line basis over the period of the bonds.

(寅) 借貸支出

除收購、興建或製造之資產因需較長時間方可供所擬用途或供出售而將有關借貸支出資本化外,借貸支出於產生期間在收益表列支。

(m) Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(卯) 收入確認

於經濟效益會流入本集團及收入跟適當之成本能可靠地計算時,收入乃按以下方法於收益表內確認:

1. 銷售物業

物業之銷售收入乃於簽訂買賣合約時確認,而預售發展中物業之收入則按會計政策(辛)2所述之基準在工程進行期間確認。

2. 租金收入

營業租約所得租金收入乃按個別租約之年期以直線法入賬。或然租金乃於其賺取之會計期內確認為收入。

3. 利息收入

銀行存款及按揭貸款之利息收入以時間比例按尚餘本金及適用利率計算。

4. 股息

非上市投資之股息收入於收款權確立時確認。上市投資之股息收入在投資項目的股價除息時確認。

(n) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

1. Sale of properties

Revenue from sale of properties is recognised upon signing of the sale and purchase agreements and revenue from pre-sale of properties under development is recognised over the course of development on the basis as stipulated in accounting policy (h)2.

2. Rental income

Rental income under operating leases is recognised on a straight line basis over the terms of the respective leases. Contingent rentals are recognised as income in the accounting period in which they are earned.

3. Interest income

Interest on bank deposits and mortgage loans is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

4. Dividends

Dividend income from unlisted investments is recognised when the right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

以港幣為單位 Expressed in Hong Kong dollars

1 主要會計政策(續) Principal Accounting Policies (Continued)

(辰) 遞延稅項

遞延稅項是以負債法計提準備，就可預見將來合理地預期因會計及稅務處理方法之間的重大時差而產生的稅務影響而作出。

未來之遞延稅項利益只會在合理保證可實現時才會確認。

(巳) 外幣換算

年內之外幣交易按交易日匯率換算為港元。外幣資產及負債則按資產負債表結算日之市場匯率換算為港元。除因換算期初之外幣淨投資而產生之換算差額需計入匯兑變動儲備內，換算收益及虧損均計入收益表。海外附屬公司及合營公司之業績按照年內之加權平均匯率換算為港元；資產負債表項目則按資產負債表結算日之市場匯率換算為港元。所產生的匯兑差額作為儲備變動處理。

(午) 關連人士

如本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要影響，又或本集團與另一方人士均受制於共同的監控或共同的重要影響下，另一方人士將被視為關連人士。關連人士可為個別人士或其他公司。

(未) 分部報告

分部指本集團內可明顯區分之組成部分，可分為提供產品或服務(業務分部)，或在某一特定經濟環境內提供產品或服務(地區分部)。不同分部承受着不同於其他分部之風險及回報。

(o) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(p) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement, except for those arising from the retranslation of opening foreign currency net investments which are dealt with in the exchange fluctuation reserve. The results of overseas subsidiaries and jointly controlled entities are translated into Hong Kong dollars at the weighted average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

(q) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(r) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products, or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

以港幣為單位 *Expressed in Hong Kong dollars*

1 主要會計政策(續) Principal Accounting Policies (Continued)

(未) 分部報告(續)

根據本集團之內部財務報告方式，本集團決定把業務分部作為主要之報告方式，地區分部則作為次要之報告方式。

分部收入、支出、業績、資產及負債包括直接屬於該分部及按合理基準分配至該分部之項目。分部收入、支出、資產及負債需包含在編製綜合賬項過程中已抵銷之集團內部往來結餘及交易，惟倘該等內部結餘和交易同屬一個分部則除外，分部之間之交易定價是按與其他外界人士相若之條款釐定。

分部資本開支指期內添置預計將可使用超過一個會計期間之分部資產(包括有形及無形資產)，所產生之成本總額。

(r) Segment reporting (Continued)

In accordance with the Group's internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions which are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period on additions of segment assets (both tangible and intangible) that are expected to be used for more than one period.

(申) 僱員福利

本集團對界定供款計劃之供款，包括根據香港《強制性公積金計劃條例》之供款，均於產生時在收益表列支。

當本集團授予僱員認購本公司股份期權時，並無確認任何僱員福利成本或負擔。於行使股份期權時，股東權益將根據其所得之金額而增加。

(s) Employee benefits

Obligation for contributions to defined contribution retirement schemes, including those payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are expensed in the income statement as incurred.

When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(酉) 現金及現金等價物

於現金流量表之現金及現金等價物包括現金及由購入後三個月內到期之銀行存款，減按要求時償還及屬於本集團現金管理中一部份之銀行透支。

(t) Cash and cash equivalents

Cash and cash equivalents in the cash flow statement comprise cash and deposits with banks which are within three months of maturity at acquisition, less bank overdrafts that are repayable on demand and form an integral part of the Group's cash management.

以港幣為單位

Expressed in Hong Kong dollars

1 主要會計政策(續)

Principal Accounting Policies (Continued)

(戌) 會計政策及呈報變動

(u) Changes in accounting policies and presentation of accounts

1. 《會計實務準則》第一號(經修訂)－「財務報表之呈報」

綜合權益變動表已取代已確認收益虧損綜合計算表。

1. SSAP 1 (Revised) "Presentation of financial statements"

The consolidated statement of recognised gains and losses is replaced by the consolidated statement of changes in equity.

2. 《會計實務準則》第十一號(經修訂)－「外幣換算」

海外企業之業績按照年內之加權平均匯率換算為港元。此乃會計政策之變動，與過往年度按照結算日匯率換算之會計政策有別。是項變動對賬項之影響輕微。

2. SSAP 11 (Revised) "Foreign currency translation"

The results of foreign enterprises are translated into Hong Kong dollars at the weighted average exchange rates during the year. This is a change in accounting policy from prior years where these were translated at exchange rates ruling at the balance sheet date. The effect of such change is immaterial to the accounts.

3. 《會計實務準則》第十五號(經修訂)－「現金流量表」

產生現金流動之活動已被重新分類，因此，年內之現金流動已按照營業、投資及融資活動重新分類。截至二零零二年六月三十日止年度，一億二千零三十萬元來自税項之現金流出淨額已重新歸類為經營活動現金流動；二億一千八百三十萬元之已收股息及利息則歸類為投資活動現金流動；五億五千零七十萬元之財務費用及十一億二千零四十萬元之已付股息已重新歸類為融資現金流動。

3. SSAP 15 (Revised) "Cash flow statements"

A revised classification of activities from which cash flows are derived has been made. As a result, cash flow during the year has been reclassified by operating, investing and financing activities. For the year ended 30 June 2002, net cash outflow from taxation of $120.3 million has been reclassified as operating cash flow, dividend and interest received of $218.3 million have been reclassified as investing cash flow, finance costs paid of $550.7 million and dividends paid of $1,120.4 million have been reclassified as financing cash flow.

4. 《會計實務準則》第三十四號－「僱員福利」

《會計實務準則》第三十四號是一項新頒布之準則，規定處理僱員福利應採用之會計方法及披露。是項準則並無對賬項帶來重大影響。

4. SSAP 34 "Employee benefits"

This new SSAP 34 prescribes the accounting and disclosure requirements for employee benefits. This has had no major impact on the accounts.

以港幣為單位 Expressed in Hong Kong dollars

2 營業額及分部資料 Turnover and Segment Information

本公司之主要業務為控股投資，並透過其附屬公司從事物業發展以供銷售、物業租賃以獲取租金收入及其他投資。本集團亦從事停車場管理及物業管理，並透過合營公司經營乾洗服務。

The principal activities of the Company are investment holding and, through its subsidiaries, property development for sale, property leasing for rental income and other investments. The Group also operates in car park management and property management, and through its jointly controlled entities, the Group is involved in the operation of dry-cleaning.

營業額指物業銷售、物業租賃及其他業務之收入。按業務及地區分部分析之營業額已載於下文。

Turnover represents revenue from property sales, property leasing, and other operations. An analysis of turnover by business and geographical segments is set out below.

(甲) 業務分部 (a) Business segment

(i) 分部收入及業績 (i) Segment revenue and results

		分部收入 Segment revenue		分部業績 Segment results	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
物業銷售	Property sales	**1,064.3**	830.3	**(33.1)**	134.9
物業租賃	Property leasing	**2,242.1**	2,169.6	**1,602.4**	1,649.6
酒店擁有及管理（附註）	Hotel owning and management (Note)	**103.6**	223.5	**12.9**	33.6
其他業務	Other operations	**14.4**	32.4	**42.6**	88.9
分部收入及業績	Segment revenue and results	**3,424.4**	3,255.8	**1,624.8**	1,907.0
分部之間 一物業租賃	Inter-segment – property leasing	**(3.0)**	(1.8)	**-**	-
		3,421.4	3,254.0	**1,624.8**	1,907.0
利息收入	Interest income			**45.0**	105.7
行政費用	Administrative expenses			**(127.9)**	(164.5)
財務費用	Finance costs			**(343.6)**	(372.5)
營業溢利	Operating profit			**1,198.3**	1,475.7
應佔合營公司業績	Share of results of jointly controlled entities				
物業銷售	Property sales			**(72.6)**	(2.2)
物業租賃	Property leasing			**34.0**	32.0
其他業務	Other operations			**(6.3)**	(6.3)
除稅前溢利	Profit before taxation			**1,153.4**	1,499.2

附註：酒店業務於二零零二年十二月三十一日終止。

Note: Hotel operations have ceased with effect from 31 December 2002.

以港幣為單位 Expressed in Hong Kong dollars

2 營業額及分部資料(續) Turnover and Segment Information (Continued)

(甲) 業務分部(續) (a) Business segment (Continued)

(ii) 分部資產及負債 (ii) Segment assets and liabilities

		資產 Assets		負債 Liabilities	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
物業銷售	Property sales	**11,543.2**	9,985.5	**533.2**	461.2
物業租賃	Property leasing	**31,276.7**	30,967.2	**1,765.5**	1,825.0
酒店擁有及管理	Hotel owning and management	**-**	1,602.7	**-**	28.0
其他業務	Other operations	**522.3**	977.8	**5.2**	25.0
		43,342.2	43,533.2	**2,303.9**	2,339.2
於合營公司之權益	Interest in jointly controlled entities				
物業銷售	Property sales	**551.7**	752.0	**-**	-
物業租賃	Property leasing	**714.3**	757.1	**-**	-
其他業務	Other operations	**124.6**	139.3	**-**	-
未分類(附註)	Unallocated (Note)	**1,764.0**	3,739.7	**14,666.5**	14,200.9
		46,496.8	48,921.3	**16,970.4**	16,540.1

附註：未分類之項目主要包括金融及共同資產，包括現金及銀行存款十六億八千三百八十萬元(二零零二年：三十六億七千三百二十萬元)，帶息借貸包括銀行貸款及透支九十八億三千七百一十萬元(二零零二年：九十四億七千三百萬元)，以及其他非流動負債四十七億一千六百七十萬元(二零零二年：四十七億四千萬元)。

Note: Unallocated items mainly comprise financial and corporate assets including cash and deposits with banks of $1,683.8 million (2002: $3,673.2 million), and interest-bearing borrowings including bank loans and overdrafts of $9,837.1 million (2002: $9,473.0 million) and other non-current liabilities of $4,716.7 million (2002: $4,740.0 million).

(iii) 資本開支及折舊 (iii) Capital expenditure and depreciation

		資本開支 Capital expenditure		折舊 Depreciation	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
物業租賃	Property leasing	**238.9**	282.1	**27.5**	32.8
酒店擁有及管理	Hotel owning and management	**-**	10.2	**5.6**	14.4
		238.9	292.3	**33.1**	47.2

以港幣為單位 *Expressed in Hong Kong dollars*

2 營業額及分部資料(續) Turnover and Segment Information (Continued)

(乙) 地區分部 (b) Geographical segment

(i) 分部收入及業績 (i) Segment revenue and results

		分部收入 Segment revenue		分部業績 Segment results	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
香港	Hong Kong	**2,979.2**	2,879.5	**1,323.3**	1,658.7
中國大陸	Mainland China	**445.2**	376.3	**301.5**	248.3
		3,424.4	3,255.8	**1,624.8**	1,907.0

(ii) 分部資產 (ii) Segment assets

		2003 百萬元 $Million	2002 百萬元 $Million
香港	Hong Kong	**36,034.4**	36,965.4
中國大陸	Mainland China	**7,235.4**	6,436.7
		43,269.8	43,402.1

(iii) 資本開支 (iii) Capital expenditure

		2003 百萬元 $Million	2002 百萬元 $Million
香港	Hong Kong	**198.8**	288.7
中國大陸	Mainland China	**40.1**	3.6
		238.9	292.3

以港幣為單位 *Expressed in Hong Kong dollars*

3 其他收入 Other Revenue

		集團 Group 2003 百萬元 $Million	集團 Group 2002 百萬元 $Million
利息收入	Interest income	**45.0**	105.7
出售上市投資項目所得溢利	Profit on disposal of listed investments	**24.3**	26.8
來自上市投資項目之股息收入	Dividend income from listed investments	**6.1**	25.7
上市投資項目之未變現收益	Unrealised gains on listed investments	**–**	51.6
		75.4	209.8

4 營業溢利 Operating Profit

		集團 Group 2003 百萬元 $Million	集團 Group 2002 百萬元 $Million
營業溢利已扣除下列各項：	Operating profit is arrived at after charging:		
須於五年內償還之銀行貸款及其他借貸之利息	Interest on bank loans and other borrowings repayable within 5 years	**345.6**	448.8
須於五年後償還之銀行貸款利息	Interest on bank loans repayable after 5 years	**52.1**	–
融資租約費用	Finance lease charges	**58.1**	60.8
攤銷已扣除溢價之可換股債券發行費用淨額	Amortisation of issuing costs net of premium of Convertible Bonds	**23.8**	3.3
其他輔助借貸支出	Other ancillary borrowing costs	**34.0**	51.6
借貸支出總額	Total borrowing costs	**513.6**	564.5
減：借貸支出資本化(附註)	Less: Borrowing costs capitalised (Note)	**(170.0)**	(192.0)
財務費用	Finance costs	**343.6**	372.5
核數師酬金	Auditors' remuneration	**4.8**	6.4
折舊	Depreciation	**33.1**	47.2
已計入物業銷售之成本：–	Included in cost of property sales:–		
存貨成本	Cost of inventories	**938.3**	326.8
投資物業成本	Cost of investment properties	**78.1**	344.8
營業租約費用	Operating lease charges	**95.6**	46.3
職工成本	Staff costs	**287.0**	357.2
並已計入：	and after crediting:		
出售投資物業所得溢利	Profit on disposal of investment properties	**37.8**	130.7
租金收入，已扣除直接支出六億一千四百五十萬元(二零零二年：四億九千二百五十萬元)，包括或然租金三千五百四十萬元(二零零二年：一千九百四十萬元)	Rental income less direct outgoings of $614.5 million (2002: $492.5 million), including contingent rentals of $35.4 million (2002: $19.4 million)	**1,624.6**	1,675.4

附註： 發展中物業之借貸支出按每年百分之三點五(二零零二年：百分之三點八)之平均率資本化。

Note: The borrowing costs have been capitalised at an average rate of 3.5% (2002: 3.8%) per annum for properties under development.

以港幣為單位　Expressed in Hong Kong dollars

5 董事及高級管理層之酬金 Emoluments of Directors and Senior Management

根據香港《公司條例》第一百六十一條及一百六十一甲條所列報之董事酬金如下：

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

		集團 Group	
		2003 百萬元 $Million	2002 百萬元 $Million
袍金	Fees		
獨立非執行董事	Independent Non-Executive Directors	**0.5**	0.4
其他董事	Other directors	**0.7**	0.8
薪金、津貼及實物利益	Salaries, allowances and benefits in kind	**7.1**	7.2
本集團對退休金計劃之供款	Group's contributions to retirement scheme	**0.6**	0.6
酌定花紅	Discretionary bonuses	**10.8**	11.3
		19.7	20.3

除以上酬金外，本公司根據股份期權計劃向某些董事授予股份期權，有關詳情於附註29內披露。

In addition to the above emoluments, certain directors were granted share options under the Company's share option scheme, details of which are disclosed in note 29 to the accounts.

酬金介乎下列組別之董事數目如下：

The number of directors whose emoluments fell within the following bands is as follows:

		董事數目 Number of directors	
		2003	2002
無 — 1,000,000元	Nil - $1,000,000	**5**	5
1,500,001元 — 2,000,000元	$1,500,001 - $2,000,000	**1**	2
2,500,001元 — 3,000,000元	$2,500,001 - $3,000,000	**-**	1
4,000,001元 — 4,500,000元	$4,000,001 - $4,500,000	**2**	1
8,500,001元 — 9,000,000元	$8,500,001 - $9,000,000	**1**	1
		9	10

以港幣為單位 *Expressed in Hong Kong dollars*

5 董事及高級管理層之酬金(續) Emoluments of Directors and Senior Management (Continued)

本集團於二零零三及二零零二年度五名最高薪酬人士，包括三名董事之酬金如下：

The emoluments of the five highest paid individuals in the Group, including three directors for both 2003 and 2002, are as follows:

		集團 Group	
		2003 百萬元 $Million	2002 百萬元 $Million
袍金	Fees	**0.4**	0.3
薪金、津貼及實物利益	Salaries, allowances and benefits in kind	**9.2**	8.0
本集團對退休金計劃之供款	Group's contributions to retirement scheme	**0.8**	0.8
酌定花紅	Discretionary bonuses	**11.8**	12.0
		22.2	21.1

於二零零三及二零零二年度五名最高薪酬人士，包括三名董事之酬金介乎下列組別內：

The emoluments of the five highest paid individuals, including three directors for both 2003 and 2002, fell within the following bands:

		人數 Number of individuals	
		2003	2002
2,000,001元 — 2,500,000元	$2,000,001 - $2,500,000	**1**	1
2,500,001元 — 3,000,000元	$2,500,001 - $3,000,000	**1**	2
4,000,001元 — 4,500,000元	$4,000,001 - $4,500,000	**2**	1
8,500,001元 — 9,000,000元	$8,500,001 - $9,000,000	**1**	1
		5	5

6 稅項 Taxation

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
(甲) 綜合收益表內之稅項為：	(a) Taxation in the consolidated income statement represents:		
本年度香港利得稅準備按稅率百分之十七點五(二零零二年：百分之十六)計算	Provision for Hong Kong profits tax at 17.5% (2002: 16%) for the year	**123.1**	129.8
以往年度準備少提／(多提)	Under/(Over) provision in respect of previous years	**24.9**	(1.3)
應佔合營公司稅項	Share of jointly controlled entities' taxation	**4.5**	4.6
		152.5	133.1

由於年內之免稅額足以抵銷中國所得稅應課稅額，故年內並無就中國所得稅提撥準備。

No provision has been made for PRC income tax for the year as tax allowances are available to offset PRC taxable income for the year.

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
(乙) 綜合資產負債表內之稅項為：	(b) Taxation in the consolidated balance sheet represents:		
本年度香港利得稅準備	Provision for Hong Kong profits tax for the year	**123.1**	129.8
以往年度海外稅項準備	Overseas tax provision relating to previous years	**0.2**	0.2
以往年度之香港利得稅準備	Provision for Hong Kong profits tax relating to previous years	**248.8**	220.4
		372.1	350.4

(丙) 本集團現正與稅務局就過往年度稅項計算中涉及某些利息支出之扣稅爭議進行商討。於結算日，上述爭議之結果仍未能確定，而為審慎起見，已於過往賬項內作出重大之稅項撥備。

(c) The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has previously been made in the accounts on the ground of prudence.

以港幣為單位 *Expressed in Hong Kong dollars*

7 股東應佔純利 Net Profit Attributable to Shareholders

股東應佔純利包括本公司賬項內之溢利為七千五百五十萬元(二零零二年：七億零二百七十萬元)。

Net profit attributable to shareholders includes a profit of $75.5 million (2002: $702.7 million) which has been dealt with in the accounts of the Company.

8 股息 Dividends

		2003 百萬元 $Million	2002 百萬元 $Million
已派發中期股息每股一角二仙 (二零零二年：每股一角二仙)	Interim dividend paid of 12 cents (2002: 12 cents) per share	**158.9**	158.8
擬派發末期股息每股三角二仙 (二零零二年：每股三角二仙)	Proposed final dividend of 32 cents (2002: 32 cents) per share	**424.0**	423.6
		582.9	582.4

於結算日後擬派之末期股息，並無確認為結算日之負債。

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

9 每股盈利 Earnings per Share

(甲) 每股基本盈利乃按本年度之股東應佔純利四億八千八百萬元(二零零二年：六億九千一百八十萬元)及年內已發行股份之加權平均數十三億二千四百一十萬股(二零零二年：十三億二千三百二十萬股)計算。

(a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of $488.0 million (2002: $691.8 million) and the weighted average number of 1,324.1 million (2002: 1,323.2 million) shares in issue during the year.

(乙) 每股攤薄盈利乃按經調整之股東應佔純利四億八千八百萬元(二零零二年：六億九千一百八十萬元)及計入所有潛在攤薄盈利股份之影響後之加權平均股數十三億二千五百二十萬股(二零零二年：十三億二千五百五十萬股)計算。

(b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of $488.0 million (2002: $691.8 million) and the weighted average number of 1,325.2 million (2002: 1,325.5 million) shares after adjusting for the effects of all dilutive potential shares.

以港幣為單位 *Expressed in Hong Kong dollars*

9 每股盈利(續) Earnings per Share (Continued)

(丙) 調節 (c) Reconciliations

		股份數目 Number of shares 2003	2002
用以計算每股基本盈利之股份加權平均數	Weighted average number of shares used in calculating basic earnings per share	**1,324,141,330**	1,323,164,904
具攤薄作用之潛在股份之影響－股份期權	Effect of dilutive potential shares – share options	**1,042,176**	2,296,583
用以計算每股攤薄盈利之股份加權平均數	Weighted average number of shares used in calculating diluted earnings per share	**1,325,183,506**	1,325,461,487

10 固定資產－集團 Fixed Assets – Group

		投資物業 Investment properties 百萬元 $Million	發展中物業 Properties under development 百萬元 $Million	本港長期地契酒店物業 Hotel properties in Hong Kong on long leases 百萬元 $Million	其他固定資產 Other fixed assets 百萬元 $Million	合計 Total 百萬元 $Million
成本值或估值：	Cost or valuation:					
於二零零二年七月一日	At 1 July 2002	28,637.7	2,272.5	1,475.8	629.8	33,015.8
添置	Additions	117.0	120.5	-	1.4	238.9
轉撥	Transfers	1,222.3	-	(1,185.0)	(37.3)	-
出售	Disposals	(103.8)	-	-	(286.8)	(390.6)
重估減值	Deficit on revaluation	(1,027.2)	-	(290.8)	-	(1,318.0)
於二零零三年六月三十日	**At 30 June 2003**	**28,846.0**	**2,393.0**	**-**	**307.1**	**31,546.1**
累計折舊：	Accumulated depreciation:					
於二零零二年七月一日	At 1 July 2002	177.1	-	-	436.5	613.6
本年度折舊	Charge for the year	10.7	-	-	22.4	33.1
因出售撥回	Written back on disposals	-	-	-	(266.7)	(266.7)
於二零零三年六月三十日	**At 30 June 2003**	**187.8**	**-**	**-**	**192.2**	**380.0**
賬面淨值：	Net book value:					
於二零零三年六月三十日	**At 30 June 2003**	**28,658.2**	**2,393.0**	**-**	**114.9**	**31,166.1**
於二零零二年六月三十日	At 30 June 2002	28,460.6	2,272.5	1,475.8	193.3	32,402.2

以港幣為單位 *Expressed in Hong Kong dollars*

10 固定資產－集團(續) Fixed Assets – Group (Continued)

固定資產於二零零三年六月三十日之成本值或估值如下：

Cost or valuation of the fixed assets at 30 June 2003 is made up as follows:

		投資物業 Investment properties 百萬元 $Million	發展中物業 Properties under development 百萬元 $Million	本港長期地契酒店物業 Hotel properties in Hong Kong on long leases 百萬元 $Million	其他固定資產 Other fixed assets 百萬元 $Million	合計 Total 百萬元 $Million
估值	**Valuation**	**28,566.1**	**-**	**-**	**-**	**28,566.1**
成本值	**Cost**	**279.9**	**2,393.0**	**-**	**307.1**	**2,980.0**
		28,846.0	**2,393.0**	**-**	**307.1**	**31,546.1**

物業之賬面淨值分析如下：

An analysis of net book value of properties is as follows:

		投資物業 Investment properties		發展中物業 Properties under development	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
香港長期地契	Long leases in Hong Kong	**16,035.1**	16,052.1	**675.2**	669.1
香港以外地區長期地契	Long leases outside Hong Kong	**499.0**	462.0	**-**	–
香港中期地契	Medium term leases in Hong Kong	**7,072.0**	7,600.0	**-**	–
香港以外地區中期地契	Medium term leases outside Hong Kong	**4,960.0**	4,246.0	**1,717.8**	1,603.4
香港短期地契	Short lease in Hong Kong	**92.1**	100.5	**-**	–
		28,658.2	28,460.6	**2,393.0**	2,272.5

以港幣為單位 *Expressed in Hong Kong dollars*

10 固定資產－集團(續) Fixed Assets – Group (Continued)

集團所有主要長期及中期地契投資物業均於二零零三年六月三十日由特許測量師卓德測計師行有限公司根據租金總值，並計入租約屆滿續租時租值升幅後之可能收益而按公開市值進行之估值而釐定。

All major investment properties of the Group held under long and medium term leases were revalued as at 30 June 2003 by Chesterton Petty Limited, chartered surveyors, on an open market value basis calculated on total rental income after taking into account reversionary income potential.

集團投資物業之賬面淨值二百八十六億五千八百二十萬元(二零零二年：二百八十四億六千零六十萬元)內包括根據融資租約而持有之資產，其賬面淨值為十七億七千六百萬元(二零零二年：十九億二千萬元)。

The net book value of investment properties of the Group of $28,658.2 million (2002: $28,460.6 million) includes an amount of $1,776.0 million (2002: $1,920.0 million) in respect of an asset held under a finance lease.

集團持有之酒店物業以先前列賬估值而入賬。年內，於二零零二年八月二十八日，該等物業由特許測量師卓德測計師行有限公司按公開市值之專業估值轉撥為投資物業。

The hotel properties held by the Group were carried at their previously stated valuations. These are now transferred to investment properties during the year at market value based on a professional valuation carried out by Chesterton Petty Limited on 28 August 2002.

集團其他固定資產之賬面淨值為一億一千四百九十萬元(二零零二年：一億九千三百三十萬元)中，包括位於香港及海外以長期地契持有的房地產分別為一千零八十萬元(二零零二年：一千一百萬元)及六百萬元(二零零二年：六百一十萬元)。

The net book value of other fixed assets of the Group of $114.9 million (2002: $193.3 million) includes amounts of $10.8 million (2002: $11.0 million) and $6.0 million (2002: $6.1 million) in respect of land and buildings held in and outside Hong Kong respectively on long leases.

本集團根據營業租約出租及按融資租約分租其投資物業。該等租約一般之租期初步訂為兩至五年，其中部分獲給予續約選擇權，屆時所有條款均重新議訂。長期租約通常會訂明重新檢討或調整之條款，而本集團之租約中每年都有某相若比例期滿續約。若干租約包括或然租金，並參考物業之收入而釐定。

The Group leases out its investment properties under operating leases and subleases in respect of those under finance lease. Leases typically run for an initial period of two to five years, with some having the option to renew, at which time all terms are renegotiated. Long term leases usually contain rent review or adjustment clauses and the Group has a regular proportion of its leases up for renewal each year. Certain leases include contingent rentals calculated with reference to revenue from the properties.

以港幣為單位 *Expressed in Hong Kong dollars*

10 固定資產－集團(續) Fixed Assets – Group (Continued)

於六月三十日，根據不可撤銷之營業租約最少應收之未來租金總額如下：

At 30 June, total future minimum lease payments receivable under non-cancellable operating leases were as follows:

		集團 Group		
		分租 Subleases	其他租約 Other leases	總額 Total
			2003	
		百萬元 $Million	**百萬元 $Million**	**百萬元 $Million**
一年內	Within 1 year	**174.7**	**1,556.8**	**1,731.5**
一年後但五年內	After 1 year but within 5 years	**265.2**	**1,412.8**	**1,678.0**
五年後	After 5 years	**205.2**	**312.4**	**517.6**
		645.1	**3,282.0**	**3,927.1**
			2002	
		百萬元 $Million	百萬元 $Million	百萬元 $Million
一年內	Within 1 year	193.0	1,496.9	1,689.9
一年後但五年內	After 1 year but within 5 years	311.2	1,497.3	1,808.5
五年後	After 5 years	258.6	405.4	664.0
		762.8	3,399.6	4,162.4

11 附屬公司權益 Interest in Subsidiaries

		公司 Company	
		2003 百萬元 $Million	2002 百萬元 $Million
非上市股份，成本值	Unlisted shares, at cost	**165.7**	165.7
應收附屬公司款項減準備	Amounts due from subsidiaries less provision	**12,909.6**	13,384.9
應付附屬公司款項	Amounts due to subsidiaries	**(172.7)**	(147.6)
		12,902.6	13,403.0

各主要附屬公司之詳細資料載於附註33項內。

Details of principal subsidiaries are set out in note 33.

於二零零三年一月，本集團增加持有港興企業有限公司權益至百分之五十九點七，並以股東貸款支付。因此本集團之全年溢利及年終資產淨值分別增加一千二百九十萬元及三千八百九十萬元。

In January 2003, the Group increased its interest in Country Link Enterprises Limited to 59.7%, satisfied by shareholder loan. As a result, the Group's profit for the year and net assets at year end have been increased by $12.9 million and $38.9 million respectively.

以港幣為單位 *Expressed in Hong Kong dollars*

12 合營公司權益 Interest in Jointly Controlled Entities

		集團 Group		公司 Company	
		2003	2002	**2003**	2002
		百萬元	百萬元	**百萬元**	百萬元
		$Million	$Million	**$Million**	$Million
非上市股份，成本值	Unlisted shares, at cost	**-**	-	**5.4**	5.9
應佔資產淨值	Share of net assets	**40.8**	150.2	**-**	-
		40.8	150.2	**5.4**	5.9
應收合營公司款項	Amounts due from jointly controlled entities	**1,360.6**	1,508.4	**5.3**	5.2
應付合營公司款項	Amounts due to jointly controlled entities	**(10.8)**	(10.2)	**(7.1)**	(8.8)
		1,390.6	1,648.4	**3.6**	2.3

各主要合營公司之詳細資料載於附註34項內。

Details of principal jointly controlled entities are set out in note 34.

13 貸款及投資 Loans and Investments

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
非上市投資項目	Unlisted investments	**60.7**	60.7
貸款減準備	Advances less provision	**23.3**	24.7
		84.0	85.4
香港上市之投資項目	Listed investments in Hong Kong	**235.9**	-
香港以外地區上市之投資項目	Listed investments outside Hong Kong	**-**	3.4
按揭貸款(附註)	Mortgage loans (Note)	**181.9**	171.6
		501.8	260.4
上市投資項目之市值	Market value of listed investments		
－香港	– Hong Kong	**215.6**	-
－香港以外地區	– outside Hong Kong	**-**	6.0
		215.6	6.0

附註： 按揭貸款乃以物業作抵押。

Note: The mortgage loans are secured on properties.

以港幣為單位 Expressed in Hong Kong dollars

14 存貨 Inventories

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
發展中物業(附註)	Properties under development (Note)		
一香港	– Hong Kong	**10,914.4**	9,687.9
待售已建成物業	Completed properties for sale		
一香港	– Hong Kong	**521.7**	189.3
一香港以外地區	– outside Hong Kong	**20.1**	95.0
其他存貨	Other inventories	**-**	3.3
		11,456.2	9,975.5

按可變現淨值列賬之存貨額(包括在上表之總額內)為五億零六百八十萬元(二零零二年:十三億零四百八十萬元)。

The amount of inventories (included above) carried at net realisable value is $506.8 million (2002: $1,304.8 million).

附註: 價值一億三千九百六十萬元(二零零二年:八十一億九千四百一十萬元)之發展中物業預期不會於一年內落成以供出售。

Note: Properties under development in the amount of $139.6 million (2002: $8,194.1 million) are not expected to be completed for sale within one year.

15 應收賬款及其他應收款 Trade and Other Receivables

		集團 Group		公司 Company	
		2003	2002	**2003**	2002
		百萬元	百萬元	**百萬元**	百萬元
		$Million	$Million	**$Million**	$Million
按揭貸款	Mortgage loans	**6.5**	5.3	**-**	-
應收款、按金及預付款	Debtors, deposits and prepayments	**279.9**	302.8	**0.2**	0.2
		286.4	308.1	**0.2**	0.2

以港幣為單位 *Expressed in Hong Kong dollars*

15 應收賬款及其他應收款(續) Trade and Other Receivables (Continued)

已計入應收賬款及其他應收款之應收賬款，其賬齡分析如下：

Included in trade and other receivables are trade debtors with the following ageing analysis:

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
一個月內	Within 1 month	**119.6**	105.0
一至三個月	1 – 3 months	**26.1**	24.1
三個月以上	Over 3 months	**18.4**	7.0
		164.1	136.1

本集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

16 投資項目 Investments

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
上市投資項目(按市值)	Listed investments (at market value)		
–香港	– Hong Kong	**11.9**	572.7
–香港以外地區	– outside Hong Kong	**-**	80.8
		11.9	653.5

以港幣為單位 *Expressed in Hong Kong dollars*

17 銀行貸款及透支 Bank Loans and Overdrafts

於六月三十日須償還之無抵押銀行貸款及透支之還款期如下：

At 30 June, bank loans and overdrafts were unsecured and repayable as follows:

		集團 Group		公司 Company	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
一年內或即期	Within 1 year or on demand	**601.1**	306.1	**0.2**	–
一年後但兩年內	After 1 year but within 2 years	**400.0**	816.9	**–**	–
兩年後但五年內	After 2 years but within 5 years	**5,336.0**	8,350.0	**–**	–
一年後但五年內總計	Total after 1 year but within 5 years	**5,736.0**	9,166.9	**–**	–
五年後	After 5 years	**3,500.0**	–	**–**	–
		9,236.0	9,166.9	**–**	–
		9,837.1	9,473.0	**0.2**	–

18 應付賬款及其他應付款 Trade and Other Payables

		集團 Group		公司 Company	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
應付款及應計費用(附註i)	Creditors and accrued expenses (Note i)	**1,226.0**	1,145.3	**4.5**	4.7
已收按金(附註ii)	Deposits received (Note ii)	**818.5**	831.4	**–**	–
		2,044.5	1,976.7	**4.5**	4.7

附註：(i) 應付款及應計費用包括預期於一年內不會償付之保留款項一億一千五百七十萬元(二零零二年：一億三千五百五十萬元)。

(ii) 已收之四億九千七百四十萬元(二零零二年：五億零八百五十萬元)按金預期於一年內不會償付。

Notes: (i) Creditors and accrued expenses include retention money payable of $115.7 million (2002: $135.5 million) which is not expected to be settled within one year.

(ii) Deposits received of $497.4 million (2002: $508.5 million) are not expected to be settled within one year.

以港幣為單位 *Expressed in Hong Kong dollars*

18 應付賬款及其他應付款(續) Trade and Other Payables (Continued)

已計入應付賬款及其他應付款之應付賬款其賬齡分析如下：

Included in trade and other payables are trade creditors with the following ageing analysis:

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
一個月內	Within 1 month	**700.3**	465.2
三個月以上	Over 3 months	**252.8**	522.0
		953.1	987.2

19 可換股債券 Convertible Bonds

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
本金	Principal amount	**3,450.0**	3,450.0
減：發行費用扣除溢價後之淨額	Less: Issuing costs net of premium	**(35.9)**	(59.7)
		3,414.1	3,390.3

本公司之附屬公司發行之債券已於二零零二年三月在盧森堡證券交易所上市。該等債券可於二零零七年三月二十日或以前按換股價每股九元轉換為恒隆地產有限公司(本集團之上市附屬公司)之普通股。該等債券亦可由二零零四年三月二十七日至二零零七年三月二十七日期間，按該等債券之有關條款以本金額贖回。年內並無轉換任何債券。

The bonds were issued by the Company's subsidiary and were listed in March 2002 on the Luxembourg Stock Exchange. The bonds are convertible into the ordinary shares of Hang Lung Properties Limited, a listed subsidiary, at a conversion price of $9 per share on or before 20 March 2007. The bonds are redeemable at their principal amount from 27 March 2004 to 27 March 2007 according to relevant terms and conditions of the bonds. No bonds have been converted during the year.

以港幣為單位 *Expressed in Hong Kong dollars*

20 其他長期負債 Other Long Term Liabilities

		集團 Group 2003 百萬元 $Million	集團 Group 2002 百萬元 $Million
融資租約承擔(附註21)	Finance lease obligations (Note 21)	**761.3**	808.4
於二零零四年到期贖回之浮息票據(附註)	Floating rate notes due 2004 (Note)	**540.0**	540.0
遞延稅項(附註22)	Deferred taxation (Note 22)	**0.6**	0.6
須補地價	Land premium	**0.7**	0.7
		1,302.6	1,349.7

附註：該等浮息票據由本公司之附屬公司發行，並於一九九九年十月起在香港聯合交易所有限公司上市。

Note: The floating rate notes were issued by the Company's subsidiary and were listed in October 1999 on The Stock Exchange of Hong Kong Limited.

21 融資租約承擔 Finance Lease Obligations

融資租約最少應付之租金總額及其現值如下：

Total minimum lease payments under finance lease and their present values are as follows:

		集團 Group 2003 最少應付之租金額之現值 Present value of minimum lease payments 百萬元 $Million	集團 Group 2003 將於未來年度計入之利息費用 Interest expenses relating to future periods 百萬元 $Million	集團 Group 2003 最少應付之租金總額 Total minimum lease payments 百萬元 $Million
應付金額	Amounts payable			
一年內	Within 1 year	**47.1**	**55.1**	**102.2**
一年後但五年內	After 1 year but within 5 years	**274.2**	**179.1**	**453.3**
五年後	After 5 years	**487.1**	**79.7**	**566.8**
		761.3	**258.8**	**1,020.1**
		808.4	**313.9**	**1,122.3**

以港幣為單位 *Expressed in Hong Kong dollars*

21 融資租約承擔(續) Finance Lease Obligations (Continued)

		集團 Group		
		最少應付之租金額之現值 Present value of minimum lease payments	將於未來年度計入之利息費用 Interest expenses relating to future periods	最少應付之租金總額 Total minimum lease payments
			2002	
		百萬元 $Million	百萬元 $Million	百萬元 $Million
應付金額	Amounts payable			
一年內	Within 1 year	40.4	58.1	98.5
一年後但五年內	After 1 year but within 5 years	238.4	196.9	435.3
五年後	After 5 years	570.0	117.0	687.0
		808.4	313.9	1,122.3
		848.8	372.0	1,220.8

以港幣為單位 Expressed in Hong Kong dollars

22 遞延税項 Deferred Taxation

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
於七月一日及六月三十日結存	Balance at 1 July and 30 June	**0.6**	0.6

遞延税項指折舊免税額超逾有關折舊之數額。

Deferred taxation represents depreciation allowances in excess of related depreciation.

遞延税項負債指因未能合理保證可實現而未有撥備之未來税款，包括(i)因出售投資物業涉及之結餘課税款項一億三千零一十萬元（二零零二年：一億零一百二十萬元）及(ii)出售位於國內之投資物業税項之三億二千五百萬元（二零零二年：八千一百萬元）。

Deferred tax liability being future taxation arising from (i) balancing charges upon disposal of investment properties of $130.1 million (2002: $101.2 million) and (ii) disposal of PRC investment properties of $325.0 million (2002: $81.0 million) has not been provided as its realisation is not assured beyond reasonable doubt.

因未用之税務虧損而產生之未有確認之遞延税項資產總值為三億七千九百三十萬元（二零零二年：三億零二百五十萬元）。此遞延税項資產因未能合理保證可實現而未有確認。

The total amount of unrecognised deferred tax assets arising from unutilised tax losses is $379.3 million (2002: $302.5 million) and has not been recognised as its realisation is not assured beyond reasonable doubt.

23 少數股東權益 Minority Interests

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
應佔附屬公司權益及儲備	Share of equity and reserves in subsidiaries	**10,336.1**	12,119.0
少數股東注資	Contributions from minority shareholders	**2,150.4**	2,102.3
		12,486.5	14,221.3

以港幣為單位 *Expressed in Hong Kong dollars*

24 股本 Share Capital

		2003		2002	
		每股面值一元之股份數目 Number of shares of $1 each	**百萬元 $Million**	每股面值一元之股份數目 Number of shares of $1 each	百萬元 $Million
法定	Authorised				
於六月三十日	At 30 June	**2,000,000,000**	**2,000.0**	2,000,000,000	2,000.0
已發行及繳足	Issued and fully paid				
於七月一日	At 1 July	**1,323,812,242**	**1,323.8**	1,322,278,242	1,322.3
根據股份期權計劃發行之股份	Shares issued under share option scheme	**820,000**	**0.8**	1,534,000	1.5
於六月三十日	At 30 June	**1,324,632,242**	**1,324.6**	1,323,812,242	1,323.8

以港幣為單位 *Expressed in Hong Kong dollars*

25 儲備 Reserves

		集團 Group		公司 Company	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
資本儲備：	Capital reserves:				
股份溢價	Share premium	**2,179.2**	2,175.1	**2,179.2**	2,175.1
物業重估儲備	Property revaluation reserve				
一投資物業	– investment properties	**1,245.1**	1,757.3	**-**	-
一酒店物業(附註)	– hotel properties (Note)	**-**	477.0	**-**	-
編製綜合賬而產生之資本儲備	Capital reserve on consolidation	**1,060.4**	1,065.4	**-**	-
應佔合營公司收購後之資本儲備	Share of post-acquisition capital reserves of jointly controlled entities	**125.1**	157.1	**-**	-
資本贖回儲備	Capital redemption reserve	**26.1**	26.1	**26.1**	26.1
其他資本儲備	Other capital reserves	**423.1**	427.2	**-**	-
		5,059.0	6,085.2	**2,205.3**	2,201.2
盈餘儲備金：	Revenue reserves:				
普通儲備金	General reserve	**275.0**	275.0	**861.6**	861.6
保留溢利	Retained profits	**10,381.3**	10,475.9	**8,510.2**	9,017.3
		10,656.3	10,750.9	**9,371.8**	9,878.9
		15,715.3	16,836.1	**11,577.1**	12,080.1

附註：年內酒店業務終止後，酒店物業重估儲備已轉撥為投資物業重估儲備。

Note: Hotel properties revaluation reserve has been transferred to investment properties revaluation reserve after cessation of hotel operations during the year.

以港幣為單位 *Expressed in Hong Kong dollars*

25 儲備(續) Reserves (Continued)

		集團 Group		公司 Company	
		2003	2002	**2003**	2002
		百萬元	百萬元	**百萬元**	百萬元
		$Million	$Million	**$Million**	$Million
資本儲備變動：	Movements in capital reserves:				
於七月一日	At 1 July	**6,085.2**	7,175.5	**2,201.2**	2,193.5
根據股份期權計劃發行股份所產生之股份溢價	Share premium arising on shares issued under share option scheme	**4.1**	7.7	**4.1**	7.7
重估物業	Revaluation of properties				
－年內之減值	– deficit for the year	**(975.1)**	(1,010.5)	**-**	-
－出售物業所變現之增值	– surplus realised on property disposal	**(14.1)**	(57.3)	**-**	-
編製綜合賬而產生之資本儲備	Capital reserve on consolidation				
－附屬公司投資之增加	– increase in investment in a subsidiary	**-**	10.8	**-**	-
－撇銷商譽	– goodwill written off	**-**	2.2	**-**	-
－出售物業變現	– realised on property disposal	**(5.0)**	(16.2)	**-**	-
合營公司資本儲備	Capital reserves of jointly controlled entities				
－年內重估之減值	– revaluation deficit for the year	**(31.8)**	(10.6)	**-**	-
－出售變現	– realised on disposal	**(0.2)**	(20.5)	**-**	-
其他資本儲備	Other capital reserves				
－匯兌差額	– exchange difference	**(3.7)**	4.2	**-**	-
－出售物業變現	– realised on property disposal	**(0.4)**	(0.1)	**-**	-
於六月三十日	At 30 June	**5,059.0**	6,085.2	**2,205.3**	2,201.2

以港幣為單位 *Expressed in Hong Kong dollars*

25 儲備(續) Reserves (Continued)

		集團 Group		公司 Company	
		2003	2002	**2003**	2002
		百萬元	百萬元	**百萬元**	百萬元
		$Million	$Million	**$Million**	$Million
保留溢利變動：	Movements in retained profits:				
於七月一日	At 1 July	**10,475.9**	10,373.8	**9,017.3**	8,896.6
本年度純利	Net profit for the year	**488.0**	691.8	**75.5**	702.7
去年度末期股息	Final dividend in respect of previous year	**(423.7)**	(423.2)	**(423.7)**	(423.2)
本年度中期股息	Interim dividend in respect of current year	**(158.9)**	(158.8)	**(158.9)**	(158.8)
應佔附屬公司支付回購股份之總代價	Share of aggregate consideration paid on shares repurchased by a subsidiary	**-**	(7.7)	**-**	-
於六月三十日	At 30 June	**10,381.3**	10,475.9	**8,510.2**	9,017.3

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
保留溢利報表：	Statement of retained profits:		
集團公司	Group companies	**10,279.5**	10,314.6
合營公司	Jointly controlled entities	**101.8**	161.3
		10,381.3	10,475.9

於二零零三年六月三十日，本公司可供分派予股東之儲備金總額為九十三億七千一百八十萬元(二零零二年：九十八億七千八百九十萬元)。

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2003 was $9,371.8 million (2002: $9,878.9 million).

以港幣為單位 *Expressed in Hong Kong dollars*

26 綜合現金流量表附註 Notes to the Consolidated Cash Flow Statement

(甲) 來自經營業務之現金 (a) Cash generated from operations

		2003 **百萬元** **$Million**	2002 百萬元 $Million
營業溢利	Operating profit	**1,198.3**	1,475.7
利息及其他輔助借貸支出	Interest and other ancillary borrowing costs	**285.5**	311.7
融資租約費用	Finance lease charges	**58.1**	60.8
折舊	Depreciation	**33.1**	47.2
利息收入	Interest income	**(45.0)**	(105.7)
出售固定資產之溢利	Profit on disposal of fixed assets	**(40.9)**	(130.9)
出售合營公司之虧損／(溢利)	Loss/(Profit) on disposal of jointly controlled entities	**1.1**	(12.1)
撇銷商譽	Goodwill written off	**–**	2.9
存貨之增加	Increase in inventories	**(1,310.7)**	(1,052.1)
按揭貸款之增加	Increase in mortgage loans	**(11.5)**	(22.8)
應收款、按金及預付款之增加	Increase in debtors, deposits and prepayments	**(29.5)**	(8.5)
投資項目之減少／(增加)	Decrease/(Increase) in investments	**68.9**	(132.1)
應付款及應計費用之(減少)／增加	(Decrease)/Increase in creditors and accrued expenses	**(113.7)**	58.2
已收按金之減少	Decrease in deposits received	**(12.9)**	(8.2)
匯兌差額	Exchange difference	**(3.1)**	4.3
來自經營業務之現金	Cash generated from operations	**77.7**	488.4

以港幣為單位 *Expressed in Hong Kong dollars*

26 綜合現金流量表附註(續) Notes to the Consolidated Cash Flow Statement (Continued)

(乙) 現金及現金等價物 (b) Cash and cash equivalents

		2003 百萬元 $Million	2002 百萬元 $Million
現金及銀行存款	Cash and deposits with banks	**1,683.8**	3,673.2
銀行透支	Bank overdrafts	**(0.3)**	(6.1)
		1,683.5	3,667.1

27 或然負債 Contingent Liabilities

於六月三十日之或然負債如下： At 30 June, contingent liabilities were as follows:

		集團 Group		公司 Company	
		2003 百萬元 $Million	2002 百萬元 $Million	2003 百萬元 $Million	2002 百萬元 $Million
就附屬公司所獲得之銀行備用信貸而提供之擔保	Guarantees given to banks to secure banking facilities for subsidiaries	**-**	-	**1,901.8**	3,101.4
就進行及完成若干建築工程作出擔保	Guarantees for the performance and completion of certain construction work	**-**	2.4	**-**	2.4
		-	2.4	**1,901.8**	3,103.8

28 承擔 Commitments

(甲) 於六月三十日尚未入賬之資本承擔如下：

(a) At 30 June, capital commitments not provided for in the accounts were as follows:

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
已簽約	Contracted for	**942.0**	3.6
已授權但尚未簽約	Authorised but not contracted for	**1,045.5**	975.0
		1,987.5	978.6

此外，本集團應佔合營公司之資本承擔如下：

In addition, the Group's share of capital commitments of the jointly controlled entities is as follows:

已簽約	Contracted for	**24.6**	24.1
已授權但尚未簽約	Authorised but not contracted for	**105.3**	101.1
		129.9	125.2

(乙) 本集團根據十年內屆滿之不可撤銷營業租約租用若干物業。若干租約包括參考物業收入而釐定之或然租金。於六月三十日，未來最少應付之租金總額如下：

(b) The Group leases certain properties under non-cancellable operating leases expiring within ten years. Certain leases include contingent rentals calculated with reference to revenue from the properties. At 30 June, total future minimum lease payments were as follow:

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
一年內	Within 1 year	**75.9**	76.0
一年後但五年內	After 1 year but within 5 years	**294.1**	305.4
五年後	After 5 years	**304.8**	370.0
		674.8	751.4

以港幣為單位

Expressed in Hong Kong dollars

29 僱員福利

Employee Benefits

(甲) 退休福利

本集團已為其僱員設立界定供款退休金計劃，該計劃下之資產由受託人掌管及專業基金經理管理之獨立基金所持有，與本集團之資產分開處理。

本集團及僱員均按僱員之基本薪金之若干百分比供款，有關百分比按服務年資釐訂。當僱員於可全數獲得其僱主供款前退出該計劃，其遭沒收之僱主供款乃撥入計劃基金之儲備內。受託人可視乎儲備的水平而將股息自基金之儲備撥入基金成員賬戶。本集團可將沒收之供款減少其供款；但年度內本集團並無以此方式削減供款。本集團於年度內之供款總額為一千五百八十萬元(二零零二年：一千九百五十萬元)，而撥入儲備金之沒收供款金額總數為二百八十萬元(二零零二年：一百萬元)。

一項集成信託強制性公積金計劃(「強積金計劃」)已成立，並交由一獨立服務機構營辦。僱主及僱員分別按僱員之每月有關收入(上限為二萬元)之百分之五作出強制性供款。本集團之供款會全數及即時歸屬於僱員之賬戶並列為僱員在計劃內之累算權益。本集團於本年度內作出之強積金供款總額為七十萬元(二零零二年：四十萬元)。

(a) Retirement benefits

The Group operates a defined contribution provident fund scheme for its employees. The assets of this scheme are held separately from those of the Group, in an independent fund administered by trustees and managed by a professional fund manager.

Contributions are made by both the employer and the employees at a certain percentage of employees' basic salaries, the percentage varying with their length of service. When an employee leaves the scheme prior to his or her interest in the Group's contributions being fully vested, forfeited contributions are credited to reserves of the fund. Depending on the level of reserves, the trustees may credit dividends to members' accounts out of the reserves of the fund. The Group's contributions may be reduced by the forfeited contributions, but there was no such reduction of the Group's contributions during the year. Total contributions made by the Group for the year amounted to $15.8 million (2002: $19.5 million) and forfeited sums credited to reserves amounted to $2.8 million (2002: $1.0 million).

A master trust Mandatory Provident Fund Scheme (the "MPF Scheme") is operated by an independent service provider. Mandatory contributions are made by both the employer and the employees at 5% of the employees' monthly relevant income, up to a limit of $20,000. The Group's contributions will be fully and immediately vested in the employees' accounts as their accrued benefits in the scheme. Total MPF contributions made by the Group for the year amounted to $0.7 million (2002: $0.4 million).

29 僱員福利(續) Employee Benefits (Continued)

(甲) 退休福利(續)

由於本集團之退休金計劃乃一項獲豁免於強積金條例的職業退休計劃(「職業退休計劃」),職業退休計劃與強積金計劃之成員資格相同,而新僱員可一次性選擇參與職業退休計劃或強積金計劃。

本公司在中華人民共和國(「中國」)上海市經營業務之附屬公司,其僱員乃中國當地市政府所營辦之退休福利計劃(「中國退休福利計劃」)之成員。該中國附屬公司所需承擔之唯一責任,乃按僱員之支薪金額之某個百分比,向該計劃作出供款以作為退休福利資金,而中國當地市政府則承擔該等中國附屬公司之所有現職及將來退休之僱員之退休福利責任。該等中國附屬公司於本年度內作出之供款總額為三百七十萬元(二零零二年:三百六十萬元)。

(乙) 股份補償福利

本公司於二零零零年十一月二十四日設立一份股份期權計劃。此計劃授權本公司董事局邀請本集團僱員(包括集團內任何公司之董事)接受股份期權認購本公司股份。股份期權行使價由董事局於授予股份期權時決定,並必須不低於股份面值及授予前五個交易日之平均收市價之百份之八十。股份期權有效行使期從授予股份期權一年後開始,為期十年。每個股份期權給予持有者有權認購一股股份。

(a) Retirement benefits (Continued)

As the Group's provident fund scheme is an MPF Exempted Occupational Retirement Scheme (the "ORSO Scheme"), eligibility for membership of the ORSO and MPF schemes is identical. New employees are offered a one-off option to join either the ORSO or the MPF scheme.

Staff in the Company's subsidiaries operating in Shanghai, the People's Republic of China ("PRC"), are members of a retirement benefits scheme (the "PRC RB Scheme") operated by the local municipal government in the PRC. The only obligation of the PRC subsidiaries is to contribute a certain percentage of their payroll to the PRC RB Scheme to fund the retirement benefits. The local municipal government in the PRC undertakes to assume the retirement benefits obligations of all existing and future retired employees of the PRC subsidiaries. Total contribution made by the PRC subsidiaries for the year amounted to $3.7 million (2002: $3.6 million).

(b) Equity compensation benefits

The Company has a share option scheme which was adopted on 24 November 2000, whereby the Board of Directors (the "Board") of the Company are authorised, at their discretion, to invite employees of the Group, including directors of any company in the Group, to take up options to subscribe for shares of the Company. The exercise price of the options is determined by the Board at the time of grant, and shall not be less than the nominal value of the shares and 80% of the average of the closing prices of the shares for the five trading days immediately preceding the date of grant. The options vest after one year from the date of grant and are exercisable within a period of ten years. Each option gives the holder the right to subscribe for one share.

以港幣為單位 Expressed in Hong Kong dollars

29 僱員福利(續) Employee Benefits (Continued)

(乙) 股份補償福利(續) (b) Equity compensation benefits (Continued)

	於二零零二年七月一日尚未被行使之股份期權數目 Number of Share Options outstanding on 1 July 2002	年內已被行使(*)或年內已被作廢(#)之股份期權數目 Number of Share Options exercised (*) or lapsed (#) during the year	於二零零三年六月三十日尚未被行使之股份期權數目 Number of Share Options outstanding on 30 June 2003	授出日期 Date granted	股份期權之行使期(附註) Period during which options exercisable (Note)	行使價 元 Exercise price $	行使股份期權前之加權平均股價 元 Weighted average share price before exercise of options $
董事 Directors							
袁偉良 Nelson W. L. Yuen	2,500,000	–	2,500,000	二零零零年二月二十四日 24 February 2000	二零零一年二月二十四日至二零一零年二月二十三日 24 February 2001 to 23 February 2010	6.12	–
何世良 Wilfred S. L. Ho	1,250,000	–	1,250,000	二零零零年二月二十四日 24 February 2000	二零零一年二月二十四日至二零一零年二月二十三日 24 February 2001 to 23 February 2010	6.12	–
吳士元 Terry S. Y. Ng	1,250,000	–	1,250,000	二零零一年十一月一日 1 November 2001	二零零二年十一月一日至二零一一年十月三十一日 1 November 2002 to 31 October 2011	5.87	–
僱員 Employees	6,900,000	(680,000)* (400,000)#	5,820,000	二零零零年二月二十四日 24 February 2000	二零零一年二月二十四日至二零一零年二月二十三日 24 February 2001 to 23 February 2010	6.12	6.90
	390,000	(140,000)* (150,000)#	100,000	二零零零年十二月一日 1 December 2000	二零零一年十一月三十日至二零一零年十一月二十九日 30 November 2001 to 29 November 2010	5.49	6.43
	350,000	(200,000)#	150,000	二零零一年七月十日 10 July 2001	二零零二年七月十日至二零一一年七月九日 10 July 2002 to 9 July 2011	6.87	–
	120,000	–	120,000	二零零一年十二月七日 7 December 2001	二零零二年十二月七日至二零一一年十二月六日 7 December 2002 to 6 December 2011	6.83	–
總數 Total	12,760,000	(1,570,000)	11,190,000				

股份期權直至行使前均不會在財務報表內確認。年內並無授出股份期權。

The share options granted are not recognised in the financial statements until they are exercised. No share options have been granted during the year.

附註：董事局可酌情把行使期提早但不會延遲。

Note: Subject to change by the Board at its discretion to an earlier but not a later date.

以港幣為單位 Expressed in Hong Kong dollars

30 關連人士交易 Related Party Transactions

本集團一間合營公司參與地鐵公司東涌站第一期物業發展計劃，本集團持有該合營公司百分之二十權益。於二零零三年六月三十日，本集團已向該合營公司合共墊款十二億零八百三十萬元(二零零二年：十三億三千六百九十萬元)。所有墊款均為免息、無抵押及無固定償還期。

The Group has a 20% interest in a jointly controlled entity which participated in the development of Package One of the MTRC Tung Chung Station Development Project. At 30 June 2003, the Group advanced to this jointly controlled entity a total of $1,208.3 million (2002: $1,336.9 million). All advances are interest-free, unsecured and have no fixed settlement dates.

31 比較數字 Comparative Figures

由於會計政策出現變動，若干比較數字已就此作出調整，詳情載於附註1(戌)。

Certain comparative figures have been re-classified due to the changes in accounting policies, details of which are set out in note 1(u).

32 核准賬項 Approval of Accounts

董事局於二零零三年八月二十八日核准並許可發出。

The accounts were approved and authorised for issue by the Board of Directors on 28 August 2003.

以港幣為單位 *Expressed in Hong Kong dollars*

33 主要附屬公司 Principal Subsidiaries

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Akihiro Company Limited*	2	100	100	物業發展 Property development	香港 Hong Kong
Amoy International Treasury Limited	8	62.1	-	財務 Financial services	英屬維爾京群島 British Virgin Islands
Antonis Limited	10,000	62.1	-	物業租賃 Property leasing	香港 Hong Kong
AP City Limited*	2	62.1	-	物業租賃 Property leasing	香港 Hong Kong
AP Joy Limited*	2	62.1	-	物業發展 Property development	香港 Hong Kong
AP Properties Limited*	20	52.8	-	物業發展 Property development	香港 Hong Kong
AP Star Limited	2	62.1	-	控股投資 Investment holding	香港 Hong Kong
AP Success Limited*	2	62.1	-	物業租賃 Property leasing	香港 Hong Kong
AP Universal Limited	2	62.1	-	物業租賃 Property leasing	香港 Hong Kong
AP Win Limited	1,000,000	62.1	-	物業租賃 Property leasing	香港 Hong Kong
AP World Limited*	2	62.1	-	物業發展 Property development	香港 Hong Kong
APW Finance Limited*	2	62.1	-	財務 Financial services	香港 Hong Kong

以港幣為單位 *Expressed in Hong Kong dollars*

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Bayliner Investment Ltd.	8	100	100	控股投資 Investment holding	英屬維爾京群島 British Virgin Islands
Believecity Limited	2	100	–	控股投資及證券買賣 Investment holding & securities trading	香港 Hong Kong
Bonna Estates Company Limited*	1,000,000	62.1	–	物業租賃 Property leasing	香港 Hong Kong
基道企業有限公司 Caddo Enterprises, Limited	4,000,000	62.1	–	物業租賃 Property leasing	香港 Hong Kong
嘉萬拿有限公司 Carmana Limited	2	62.1	–	物業租賃 Property leasing	香港 Hong Kong
Cititop Limited*	2	62.1	–	物業發展 Property development	香港 Hong Kong
Cokage Limited	2	100	100	控股投資 Investment holding	香港 Hong Kong
港邦發展有限公司* Country Bond Development Limited*				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' shares	990	59.7	–		
「B」股 'B' share	1	62.1	–		
港豐企業有限公司* Country First Enterprises Limited*	2	100	–	控股投資 Investment holding	香港 Hong Kong
港興企業有限公司* Country Link Enterprises Limited*	5,000,000	59.7	–	控股投資 Investment holding	香港 Hong Kong
Crest Incorporated	16	100	–	控股投資 Investment holding	英屬維爾京群島 British Virgin Islands

以港幣為單位 *Expressed in Hong Kong dollars*

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Curicao Company Limited	2	100	–	控股投資 Investment holding	香港 Hong Kong
Dokay Limited	2	62.1	–	物業租賃 Property leasing	香港 Hong Kong
怡傑發展有限公司* Ease Smart Development Limited*				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' share	1	100	–		
「B」股 'B' share	1	62.1	–		
怡冠企業有限公司* Easegood Enterprises Limited*	2	62.1	–	控股投資 Investment holding	香港 Hong Kong
恒穎投資有限公司* Ever Brilliant Investment Limited*	2	100	100	控股投資 Investment holding	香港 Hong Kong
Folabs Limited	2	100	–	物業租賃 Property leasing	香港 Hong Kong
Fu Yik Company Limited	3	62.1	–	物業租賃 Property leasing	香港 Hong Kong
璧玉有限公司 Gala Ruby Limited	2	62.1	–	控股投資 Investment holding	香港 Hong Kong
恒景置業有限公司 Glory View Properties Limited	2	100	100	物業租賃 Property leasing	香港 Hong Kong
Gowily Limited*	2	62.1	–	物業租賃 Property leasing	香港 Hong Kong
Grand Centre Limited*	4	62.1	–	物業租賃 Property leasing	香港 Hong Kong

以港幣為單位 *Expressed in Hong Kong dollars*

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Grand Hotel Group Limited*	10,200	62.1	-	服務式住宅經營及管理 Apartment operating & management	香港 Hong Kong
格蘭酒店集團有限公司* Grand Hotel Holdings Limited*				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' shares	62,163,123	62.1	-		
「B」股 'B' shares	6,000,000	62.1	-		
恒宜發展有限公司* Great Cheer Development Limited*	2	100	100	物業發展 Property development	香港 Hong Kong
Hang Chui Company Limited*	2	62.1	-	物業租賃 Property leasing	香港 Hong Kong
Hang Far Company Limited	2	62.1	-	控股投資 Investment holding	香港 Hong Kong
恒快有限公司* Hang Fine Company Limited*	200	62.1	-	物業租賃 Property leasing	香港 Hong Kong
Hang Kwok Company Limited	10,000	62.1	-	物業租賃 Property leasing	香港 Hong Kong
Hang Lick Company Limited	10,000	62.1	-	物業租賃 Property leasing	香港 Hong Kong
恒隆(行政)有限公司* Hang Lung (Administration) Limited*	10,000	62.1	-	管理服務 Management services	香港 Hong Kong

以港幣為單位 *Expressed in Hong Kong dollars*

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
恒隆(中國)有限公司* Hang Lung (China) Limited*	2	100	100	控股投資 Investment holding	香港 Hong Kong
恒隆財務管理有限公司* Hang Lung Financial Services Limited*	2	100	100	財務 Financial services	香港 Hong Kong
Hang Lung Park-In Limited*	2	62.1	-	物業租賃 Property leasing	香港 Hong Kong
恒隆工程策劃有限公司 Hang Lung Project Management Limited	10,000	62.1	-	物業發展策劃及管理 Project management	香港 Hong Kong
恒隆地產有限公司* Hang Lung Properties Limited*				控股投資 Investment holding	香港 Hong Kong
普通股 Ordinary shares	2,889,333,907	62.1	-		
可換股累積優先股 Convertible cumulative preference shares	843,262,500	-	-		
恒隆物業管理有限公司 Hang Lung Property Management Limited	100,000	62.1	-	物業管理 Property management	香港 Hong Kong
恒隆地產代理有限公司 Hang Lung Real Estate Agency Limited	2	62.1	-	物業代理 Property agencies	香港 Hong Kong
恒隆(秘書服務)有限公司* Hang Lung (Secretaries) Limited*	2	62.1	-	秘書服務 Secretarial services	香港 Hong Kong
恒隆(上海)地產發展有限公司* Hang Lung (Shanghai) Properties Limited*	2	100	-	管理服務 Management services	香港 Hong Kong

以港幣為單位 *Expressed in Hong Kong dollars*

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
恒隆集團融資有限公司* Hang Lung Treasury Limited*	2	100	100	財務 Financial services	香港 Hong Kong
恒城財務有限公司 Hanson Mortgage Limited	2	100	100	財務 Financial services	香港 Hong Kong
Hantak Limited*	2	100	100	控股投資 Investment holding	香港 Hong Kong
Hebo Limited*	2	100	100	物業發展 Property development	香港 Hong Kong
HL Enterprises Limited	2	100	100	控股投資 Investment holding	香港 Hong Kong
恒隆按揭(恒豐園)有限公司 HL Mortgage (HTG) Limited	2	100	100	財務 Financial services	香港 Hong Kong
恒隆按揭(名逸居)有限公司 HL Mortgage (NH) Limited	2	100	100	財務 Financial services	香港 Hong Kong
恒隆按揭(景峰豪庭)有限公司 HL Mortgage (NP) Limited	2	100	100	財務 Financial services	香港 Hong Kong
恒隆地產(中國)有限公司* HLP (China) Limited*	2	62.1	-	控股投資 Investment holding	香港 Hong Kong
HLP International Treasury Limited*	8	62.1	-	財務 Financial services	英屬維爾京群島 British Virgin Islands
恒隆地產融資有限公司* HLP Treasury Limited*	2	62.1	-	財務 Financial services	香港 Hong Kong
HLP Treasury Services Limited	2	62.1	-	控股投資 Investment holding	香港 Hong Kong

以港幣為單位 *Expressed in Hong Kong dollars*

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Hoi Sang Limited	2	62.1	-	控股投資 Investment holding	香港 Hong Kong
Kindstock Limited	2	100	-	控股投資 Investment holding	香港 Hong Kong
隆卓有限公司 Land Venture Limited	2	100	-	物業發展 Property development	香港 Hong Kong
樂古有限公司 Lockoo Limited	1,000,002	62.1	-	物業租賃 Property leasing	香港 Hong Kong
運生投資有限公司* Luckyson Investments Limited*	10,000	100	-	物業發展 Property development	香港 Hong Kong
隆新按揭(帝欣苑)有限公司 Lungsun Mortgage (PV) Limited	20	89.7	-	財務 Financial services	香港 Hong Kong
Mansita Limited	2	62.1	-	物業租賃 Property leasing	香港 Hong Kong
敏新有限公司 Merrysun Limited	2	100	-	控股投資 Investment holding	香港 Hong Kong
Modalton Limited*	2	62.1	-	物業租賃 Property leasing	香港 Hong Kong
Monafat Limited	2	62.1	-	物業租賃 Property leasing	香港 Hong Kong
力奧有限公司* Nikco Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong
海麗投資有限公司 Ocean Time Investments Limited	10,000	100	-	物業租賃 Property leasing	香港 Hong Kong

以港幣為單位 *Expressed in Hong Kong dollars*

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本 (元) Issued Share Capital ($)	集團所佔 權益百分率 % Held by The Group	公司所佔 權益百分率 % Held by The Company	業務 Activity	註冊及 營業地點 Place of Incorporation and Operations
Ottringham Limited	20	62.1	–	物業租賃 Property leasing	香港 Hong Kong
Palex Limited	2	62.1	–	物業租賃 Property leasing	香港 Hong Kong
Paradot Limited	2	100	100	物業發展 Property development	香港 Hong Kong
Pocaliton Limited*	2	62.1	–	物業租賃 Property leasing	香港 Hong Kong
Promax Limited*	2	89.7	–	物業發展 Property development	香港 Hong Kong
恒旺有限公司* Prosperland Housing Limited*	1,560,000	100	100	控股投資 Investment holding	香港 Hong Kong
Purotat Limited	2	100	100	控股投資 Investment holding	香港 Hong Kong
Rago Star Limited*	2	62.1	–	物業租賃 Property leasing	香港 Hong Kong
Rioloy Limited*	2	62.1	–	物業租賃 Property leasing	香港 Hong Kong
Ronhero Limited	2	62.1	–	物業租賃 Property leasing	香港 Hong Kong
Scotat Limited*	2	89.7	–	控股投資 Investment holding	香港 Hong Kong
敦汶置業有限公司* Stanman Properties Limited*	20	100	100	物業發展 Property development	香港 Hong Kong

以港幣為單位 *Expressed in Hong Kong dollars*

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Stooket Limited*	2	62.1	–	物業租賃 Property leasing	香港 Hong Kong
Style Giant Limited*	2	89.7	–	物業發展 Property development	香港 Hong Kong
恒豪發展有限公司 Success Cosmos Development Limited	2	100	100	物業發展 Property development	香港 Hong Kong
Tegraton Limited*	2	62.1	–	物業租賃 Property leasing	香港 Hong Kong
Topnic Limited*	2	100	100	物業租賃 Property leasing	香港 Hong Kong
Velan Limited*	2	100	100	物業發展 Property development	香港 Hong Kong
偉聯置業有限公司 Wai Luen Investment Company, Limited	100,000	62.1	–	物業租賃 Property leasing	香港 Hong Kong
Wililoy Limited	2	62.1	–	物業租賃 Property leasing	香港 Hong Kong
Yangli Limited	2	62.1	–	物業租賃 Property leasing	香港 Hong Kong
愉快置業有限公司 Yee Fly Investment Limited	1,000	100	100	控股投資及證券買賣 Investment holding & securities trading	香港 Hong Kong
Zarat Limited	2	62.1	–	物業租賃 Property leasing	香港 Hong Kong

以港幣為單位 Expressed in Hong Kong dollars

33 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

中華人民共和國中外合資企業 Equity Joint Venture in The People's Republic of China	註冊資本(美元) Registered Capital (US$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
上海恒邦房地產開發有限公司* Shanghai Hang Bond Property Development Co., Ltd.*	167,004,736	59.1	-	物業租賃 Property leasing	中華人民共和國 The People's Republic of China
上海恒城房地產有限公司* Shanghai Heng Cheng Real Estate Development Co., Ltd.*	17,766,000	70	-	物業發展 Property development	中華人民共和國 The People's Republic of China
上海港匯房地產開發有限公司* Shanghai Kong Hui Property Development Co., Ltd.*	165,000,000	53.7	-	物業發展及租賃 Property development & leasing	中華人民共和國 The People's Republic of China

* 經畢馬威會計師事務所審核 * Audited by KPMG

上表列出董事局認為對本集團之溢利及資產有重大影響之主要附屬公司。

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

以港幣為單位 *Expressed in Hong Kong dollars*

34 主要合營公司 Principal Jointly Controlled Entities

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
日威發展有限公司 Daily Win Development Limited	400	25	-	物業租賃 Property leasing	香港 Hong Kong
恒興按揭(大興)有限公司 Hang Hing Mortgage (TH) Limited	2	50	-	財務 Financial services	香港 Hong Kong
恒隆白洋舍乾洗有限公司 Hang Lung-Hakuyosha Dry Cleaning Limited	519,000	50	-	洗衣及乾洗服務 Dry and laundry cleaning	香港 Hong Kong
Newfoundworld Finance Limited	100,000	20	-	財務 Financial services	香港 Hong Kong
Newfoundworld Holdings Limited	2,000,000	20	-	控股投資 Investment holding	香港 Hong Kong
Newfoundworld Limited	2,000,000	20	-	物業發展 Property development	香港 Hong Kong
Pure Jade Limited	1,000	20	-	物業發展 Property development	香港 Hong Kong
星際發展有限公司 Star Play Development Limited	3	20.7	-	物業租賃 Property leasing	香港 Hong Kong

上列公司並非經畢馬威會計師事務所審核。

The above companies are not audited by KPMG.

上表列出董事局認為對本集團之溢利及資產有重大影響之主要合營公司。

The above list gives the principal jointly controlled entities of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

股東資料
Shareholder Information

按股東持股量之分析 於二零零三年六月三十日
Analysis of Share Ownership by Holding Range At 30 June 2003

		股東* Shareholders*		持股量* Shareholdings*	
		人數 No.	百分率 %	股份數目（千） No. of Shares ('000)	百分率 %
1 - 5,000 股	1 - 5,000 shares	2,311	50.6	5,884	0.4
5,001 - 10,000 股	5,001 - 10,000 shares	922	20.2	8,000	0.6
10,001 - 100,000 股	10,001 - 100,000 shares	1,215	26.6	34,765	2.6
100,001 - 1,000,000 股	100,001 - 1,000,000 shares	107	2.3	25,983	2.0
1,000,001 - 50,000,000 股	1,000,001 - 50,000,000 shares	11	0.2	127,970	9.7
50,000,000 股以上	Over 50,000,000 shares	6	0.1	1,122,030	84.7
		4,572	100.0	1,324,632	100.0

* *包括五百零八名參與中央結算及交收系統(中央結算系統)之人士，彼等在所屬之持股量組別內，以香港中央結算代理人有限公司名義登記持有合共五億七千四百五十九萬九千五百八十股。*

* *incorporating, in their respective shareholdings range, 508 participants of Central Clearing and Settlement System (CCASS) holding a total of 574,599,580 shares registered in the name of HKSCC Nominees Limited.*



50.6%
0.1%
0.2%
2.3%
26.6%
20.2%

股東 Shareholders



9.7%
2.0%
2.6%
0.6%
0.4%
84.7%

持股量 Shareholdings

財務日誌
Financial Calendar

公布中期業績 Interim Results announced	二零零三年二月二十日 20 February 2003
已派發中期股息 Interim Dividend paid	二零零三年四月二十五日 25 April 2003
公布全年業績 Annual Results announced	二零零三年八月二十八日 28 August 2003
截止辦理股份過戶 Latest time to lodge transfer	二零零三年十一月四日下午四時正 4:00 p.m. on 4 November 2003
暫停辦理股份過戶登記 *(就末期股息而言)* Share Register closed *(for final dividend)*	二零零三年十一月五日至十一月七日 *(首尾兩天包括在內)* 5 November to 7 November 2003 *(both days inclusive)*
股東週年大會 *(細節請參閱本年報附上之股東週年大會通告)* Annual General Meeting *(Details are set out in the Notice of Annual General Meeting accompanying this Annual Report)*	二零零三年十一月十三日上午十時三十分 假座註冊辦事處 10:30 a.m. on 13 November 2003 at Registered Office
建議派發末期股息 Proposed Final Dividend payable	二零零三年十一月二十八日 28 November 2003

上市資料
Listing Information

於二零零三年六月三十日 At 30 June 2003

1,324,632,242股每股面值港幣1.00元之股份於香港聯合交易所有限公司上市

1,324,632,242 shares of HK$1.00 each listed on The Stock Exchange of Hong Kong Limited

股份代號	**Stock Code**	
香港聯合交易所	Hong Kong Stock Exchange	0010
路透社	Reuters	0010.HK
彭博	Bloomberg	10HK

每手買賣單位（股份）	**Board Lot Size (Share)**	1,000

美國預託證券 第一級保薦（櫃台交易）	**American Depositary Receipt** Sponsored Level-I (Over the Counter)	
證券識別統一號碼／票據代號	CUSIP Number / Ticker Symbol	41043E102 / HNLGY
預託證券對正股之比率	ADR:Underlying Share Ratio	1:5
存託銀行	Depositary Bank	紐約銀行 The Bank of New York (http://www.adrbny.com)

股票過戶及登記處 — **Share Registrars**

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十七樓
電話：2862 8628
傳真：2529 6087

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Telephone : 2862 8628
Fax : 2529 6087

投資者關係聯絡 — **Investor Relations Contact**

吳士元
執行董事
電郵地址：ir@hanglung.com

Terry Ng
Executive Director
Email address : ir@hanglung.com

股份資料 — **Share Information**

		股價 Price 最高 High 港幣 HK$	最低 Low 港幣 HK$	總成交額 Total Trading Volume 股份數目 No. of Shares
2002	**2002**			
第三季	Third quarter	7.70	6.45	90,368,000
第四季	Fourth quarter	7.30	6.30	110,607,000
2003	**2003**			
第一季	First quarter	6.85	6.40	46,842,000
第二季	Second quarter	6.70	5.75	78,738,000

於二零零三年六月三十日之股價：港幣6.35元

Share Price as at 30 June 2003: HK$6.35